As filed with the Securities and Exchange Commission on May 27, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ADVANCED MICRO DEVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3674	94-1692300
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One AMD Place

Sunnyvale, California 94088-3453

(408) 749-4000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrants’ Principal Executive Offices)

Harry Wolin, Esq.

Senior Vice President, General Counsel and Secretary

Advanced Micro Devices, Inc.

One AMD Place

Sunnyvale, California 94088-3453

(408) 749-4000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Tad J. Freese, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration number for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier, effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Offering Price Per Note(1)	Proposed Aggregate Offering Price	Amount of Registration Fee
8.125% Senior Notes due 2017	$500,000,000	100%	$500,000,000	$35,650
(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 27, 2010

PRELIMINARY PROSPECTUS

Advanced Micro Devices, Inc.

OFFER TO EXCHANGE

$500,000,000 principal amount of its

8.125% Senior Notes due 2017

which have been registered under the Securities Act,

for any and all of its outstanding 8.125% Senior Notes due 2017

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2010, unless extended.

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of a new series of notes that are registered under the Securities Act.

•	The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the SEC.

•	You may withdraw tenders of outstanding notes at any time before the exchange offer expires.

•	The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the new series of notes are substantially identical to the terms of the outstanding notes, except for transfer restrictions and registration rights relating to the outstanding notes.

•	You may tender outstanding notes only in denominations of $2,000 and integral multiples of $1,000.

•	Our affiliates may not participate in the exchange offer.

•

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

Please refer to “Risk factors” beginning on page 16 of this prospectus for a description of the risks you should consider when evaluating this exchange offer.

We are not making this exchange offer in any jurisdiction where it is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2010.

We have not authorized any dealer, salesperson or other people to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus as if we had authorized it. This prospectus does not offer to sell or solicit an offer to buy any securities other than the registered notes to which it relates, nor does it offer to buy any of these notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The information contained in this prospectus is current only as of the date on the cover page of this prospectus, and may change after that date.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to Advanced Micro Devices, Inc., One AMD Place, Sunnyvale, California 94088, Attention: Legal Department, or call (408) 749-4000 and ask to speak to someone in our Legal Department. In addition, to obtain timely delivery of any information you request, you must submit your request no later than                     , 2010, which is five business days before the date the exchange offer expires.

Market and industry data

Market and industry data included or incorporated by reference in this prospectus were obtained from a combination of third-party industry data and good faith estimates of management based on these data. While we believe these industry data and estimates of management are reliable, we have not independently verified this data. Accordingly, we do not make any representations as to the accuracy or completeness of these data. We are not aware of any misstatements regarding market or industry data contained in this prospectus; however, such data involves risks and uncertainties and is subject to change based on various factors, including those factors discussed in “Risk factors” in this prospectus.

Trademarks

AMD, the AMD Arrow logo, ATI, the ATI logo, AMD Opteron, AMD Athlon, AMD Phenom, AMD PowerNow!, AMD Turion, AMD Sempron, AMD FireStream, Cool’n’Quiet, AMD Geode, ATI All-in-Wonder, ATI FireGL, ATI FireMV, ATI FirePro, ATI Radeon, ATI Theater, ATI TV Wonder, and combinations thereof are trademarks of Advanced Micro Devices, Inc. HyperTransport is a licensed trademark of the HyperTransport Technology consortium. Microsoft is a registered trademark of Microsoft Corporation in the United States and other jurisdictions. Other names are for informational purposes only and may be trademarks of their respective owners.

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Forward-looking statements

Discussions contained in this prospectus and the documents incorporated by reference in this prospectus include forward-looking statements. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as we cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. The forward-looking statements relate to, among other things: demand for our products; the timing of new product releases and technology transitions; our growth opportunity in the notebook market; the growth and competitive landscape of the markets in which we participate; capital expenditures; our planned research and development spending; our future payments to GLOBALFOUNDRIES Inc., or GLOBALFOUNDRIES, under the wafer purchase agreement; the duration of potential supply constraints with respect to our graphics products; our product roadmap; unrecognized tax benefits; and availability of external financing. Material factors and assumptions that were applied in making these forward-looking statements include, without limitation, the following: (1) the expected rate of market growth and demand for our products and technologies (and the mix thereof); (2) our expected market share; (3) our expected product costs and average selling price; (4) our overall competitive position and the competitiveness of our current and future products; (5) our ability to introduce new products, consistent with our current roadmap; (6) our ability to raise sufficient capital on favorable terms; (7) our ability to make additional investment in research and development and that such opportunities will be available; (8) our ability to realize the anticipated benefits of the GLOBALFOUNDRIES manufacturing joint venture and of our asset smart strategy; (9) the expected demand for computers; and (10) the state of credit markets and macroeconomic conditions. Material factors that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) that Intel Corporation’s pricing, marketing and rebating programs, product bundling, standard setting, new product introductions or other activities may negatively impact our plans; (2) that we may be unable to develop, launch and ramp new products and technologies in the volumes that are required by the market at mature yields on a timely basis; (3) that we may be unable to obtain sufficient capacity or components to meet demand for our products or the underutilization of GLOBALFOUNDRIES manufacturing facilities; (4) that GLOBALFOUNDRIES will be unable to manufacture our products on a timely basis and utilize competitive process technologies; (5) that our substantial indebtedness could adversely affect our financial position and prevent us from implementing our strategy or fulfilling our contractual obligations; (6) that we will require additional funding and may be unable to raise sufficient capital on favorable terms, or at all; (7) that we may be unable to realize the anticipated benefits of our asset smart strategy or the GLOBALFOUNDRIES manufacturing joint venture because, among other things, the synergies expected from the transaction may not be fully realized or may take longer to realize than expected; (8) that customers stop buying our products or materially reduce their operations or demand for our products; (9) that we may be unable to maintain the level of investment in research and development that is required to remain competitive; (10) that there may be unexpected variations in market growth and demand for our products and technologies in light of the product mix that we may have available at any particular time or a decline in demand; (11) that macroeconomic conditions and credit market conditions will be worse than currently expected; (12) that demand for computers will be lower than currently expected; and (13) the effect of political or economic instability, domestically or internationally, on our sales or production.

See “Risk factors” in this prospectus, as well as such other risks and uncertainties as are detailed in our other documents incorporated by reference in this prospectus, for a discussion of the factors that could cause actual results to differ materially from the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which reflect management’s analysis only. We assume no obligation to update forward-looking statements.

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Prospectus summary

This summary highlights selected information contained or incorporated by reference in this prospectus. This summary is not complete and does not contain all the information that you should consider before exchanging your notes. You should read this entire prospectus, including the risk factors included elsewhere in this prospectus, as well as the information incorporated by reference, including the financial statements, before exchanging your notes. References in this prospectus to “us,” “we,” “our,” the “Company” or “AMD” shall mean Advanced Micro Devices, Inc. and our consolidated subsidiaries unless otherwise indicated or the context otherwise requires. References in this prospectus to “GLOBALFOUNDRIES” shall mean GLOBALFOUNDRIES Inc. With respect to financial information presented or incorporated by reference in this prospectus, references to “us,” “we,” “our,” the “Company” or “AMD” shall mean Advanced Micro Devices, Inc. and our consolidated subsidiaries and GLOBALFOUNDRIES and its subsidiaries unless otherwise indicated or the context otherwise requires. Beginning with the first quarter of 2010, we deconsolidated GLOBALFOUNDRIES. Accordingly, for periods after December 26, 2009, references to “us,” “we,” “our,” the “Company” or “AMD” shall mean Advanced Micro Devices, Inc. and our consolidated subsidiaries only, and you should consider the effect of deconsolidation when comparing the three months ended March 27, 2010 to periods in fiscal year 2009.

Our business

We are a global semiconductor company that designs and sells microprocessors, chipsets and graphics processors. Within the global semiconductor industry, we offer primarily:

•

x86 microprocessors for the commercial and consumer markets, embedded microprocessors for commercial, commercial client and consumer markets and chipsets for desktop and notebook PCs, professional workstations and servers; and

•	graphics, video and multimedia products for desktop and notebook computers, including home media PCs and professional workstations, and servers and technology for game consoles.

For the fiscal year ended December 26, 2009, we had consolidated net revenue of approximately $5.4 billion and consolidated net income attributable to AMD common stockholders of approximately $304 million. For the three months ended March 27, 2010, we had consolidated net revenue of approximately $1.6 billion and consolidated net income attributable to AMD common stockholders of approximately $257 million. Our cash, cash equivalents and marketable securities as of March 27, 2010 were approximately $1.9 billion. Beginning with the first quarter of 2010, we deconsolidated GLOBALFOUNDRIES and started accounting for our investment in GLOBALFOUNDRIES under the equity method of accounting. Accordingly, you should consider the effect of deconsolidation when comparing the three months ended March 27, 2010 to fiscal year 2009. For more information, see “GLOBALFOUNDRIES transaction and deconsolidation” below.

Our common stock is listed on the New York Stock Exchange under the trading symbol “AMD.”

Our products

We serve our diverse customer base with a broad product offering across two major markets within the semiconductor industry: the microprocessor market and the graphics market. Within the microprocessor market, we offer single-core and multi-core microprocessor products for servers, workstations and notebooks and desktop PCs, designed with both 32-bit and 64-bit processing capabilities. We also offer embedded processors designed to address customer needs in PC-adjacent markets such as enterprise class telecommunications, networking and storage systems and other similar applications where key features include low cost, mobility, low power and small form factor. Our portfolio of chipset products includes integrated graphics processors, or IGP, and discrete chipsets targeting desktop, notebook, server and embedded computing segments. Within the graphics market, our customers generally use our graphics processing units, or GPUs, to increase the speed of rendering images and to improve image resolution and color definition. Increasingly, GPUs are being used to improve the general performance of computers on tasks that can be processed in parallel. Our products include 3D graphics and video and multimedia products developed for use in desktop and notebook PCs, including home media PCs like HTPCs, professional workstations, servers and game consoles. Our latest generation of graphics products offers full support for the Microsoft DirectX® 11 and OpenCL application programming interface standards which enable the handling of key multimedia tasks such as gaming programming and video.

Microprocessor overview

A microprocessor is an integrated circuit, or IC, which serves as the central processing unit, or CPU, of a computer. It generally consists of millions of transistors that process data and control other devices in the system, acting as the brain of the computer. The performance of a microprocessor is a critical factor impacting the performance of a computer and numerous other electronic systems. The principal indicators of CPU performance are work-per-cycle, or how many instructions are executed per cycle, clock speed, representing the rate at which a CPU’s internal logic operates, measured in units of hertz, or cycles per second, and power consumption. Other factors impacting microprocessor performance include the number of CPUs, or cores, on a microprocessor, the bit rating of the microprocessor, memory size and data access speed.

Microprocessor products

We base our microprocessors and chipsets on the x86 instruction set architecture and AMD’s Direct Connect Architecture, which connects an on-chip memory controller and input/output, or I/O, channels directly to one or more microprocessor cores. In March 2010, we launched Direct Connect Architecture 2.0 as part of the AMD Opteron 6000 Series platform. Direct Connection Architecture 2.0 enables improved performance because memory can be accessed more directly, resulting in increased bandwidth and reduced memory latencies. Our processors and chipsets support multiple generations of HyperTransport™ technology, which is a high-bandwidth communications interface enabling substantially higher multi-processor performance and scalability over traditional front side bus-based microprocessor technology. Our microprocessors are designed to be compatible with operating system software such as the Microsoft® Windows family of operating systems, Linux, NetWare, Solaris and UNIX.

Server and workstation microprocessors. Our microprocessors for servers and workstations consist primarily of our multi-core AMD Opteron™ processors. These processors can be used in a variety of server applications, including business processing (enterprise resource planning, customer relationship management, and supply chain management) and business intelligence. They can also be used in applications such as engineering and digital content creation and other information technology infrastructure applications such as intensive Web serving, cloud computing, high performance computing and email messaging. In March 2010, we launched the AMD Opteron™ 6000 Series platforms and the new AMD Opteron 6100 Series processor, our 8- and 12-core x86 processors for the high-volume 2P and value 4P server market.

Notebook microprocessors. Our microprocessors for notebook PCs consist of AMD Turion™ X2 Dual-Core Mobile Processor, AMD Turion™ X2 Ultra Dual-Core Mobile Processor, AMD Turion™ Neo X2 Mobile Processor, mobile AMD Sempron™ processor and the AMD Athlon™ Neo processor and AMD Athlon Neo X2 Dual-Core processor. We design our mobile processor products for high-performance and long battery life.

Client desktop. Our microprocessors for desktop PCs consist primarily of the following tiered product brands: AMD Phenom™ II, AMD Phenom™, AMD Athlon™ II, AMD Athlon™ X2, AMD Athlon™ and AMD Sempron™ processors, which are based on AMD64 Technology. Processors marketed under these brand names may include dual- , triple-, and/or quad-core versions. All AMD desktop microprocessors are based on AMD Direct Connect Architecture.

Embedded processors. Our embedded products include options from the AMD Opteron™, AMD Athlon™, AMD Turion™, and AMD Sempron™ processor families; the ATI Radeon™ graphics processor family; and numerous AMD chipsets. We designed our embedded products to give designers flexibility to create scalable, x-86-based, low cost and feature-rich products and drive energy conservation into their systems without compromising application or graphics performance, compatibility or features. Our embedded processor products deliver PC-caliber performance in a very low power envelope with an embedded-friendly ball grid array (BGA) package and are used in applications such as single board computing and thin client systems, as well as self-service kiosks, point of sale machines, medical imaging and digital signage.

Chipset products. Our portfolio of chipset products includes IGP and discrete chipsets targeting the server, desktop, notebook and embedded computing segments. The chipset controls communications between the microprocessor and input, display and storage devices, such as the keyboard, mouse, monitor, hard drive and CD or DVD drive and performs essential logic functions, such as balancing the performance of the system and removing bottlenecks. All desktop, notebook and server platforms incorporate a chipset.

Graphics overview

The semiconductor graphics market addresses the need for visual processing in various computing and entertainment platforms such as desktop PCs, notebook PCs and workstations. Users of these products value a rich visual experience, particularly in the high-end enthusiast market where consumers seek out the fastest and highest performing visual processing products to deliver the most compelling and immersive gaming experiences. Moreover, for some consumers, the PC is evolving from a traditional data and communications processing machine to an entertainment platform. This has led to the increasing creation and use of processing intensive multimedia content for PCs and to PC manufacturers creating more PCs designed for playing games, viewing online videos, displaying and editing photos, managing digital content, and capturing TV and other multimedia content. In turn, the trend has contributed to the development of higher performance graphics solutions.

The primary product of a semiconductor graphics supplier is the GPU. The GPU off-loads the burden of graphics processing from the CPU, but it can also off-load parallel tasks, freeing up the CPU to do what it does best, processing serial tasks. In this way, a dedicated GPU and CPU can work in tandem to increase overall speed and performance of the system. A graphics solution can be in the form of either a stand-alone graphics card or an integrated chipset solution.

Graphics products

Our customers generally use our graphics products to increase the speed of rendering images and to improve image resolution and color definition. Our products include 3D graphics, video and multimedia capabilities developed for use in desktop and notebook PCs, including home media PCs, professional workstations and servers and games consoles. With each of our graphics products, we provide drivers and supporting software packages that enable the effective use of these products under a variety of operating systems and applications. Our latest generation of graphics products and related software offer full support for the Microsoft® Windows Vista® and Windows 7 operating systems. In addition to the Microsoft® Windows® family of operating systems, our graphics products support Apple’s Mac OS X as well as Linux®-based applications.

Discrete desktop products. Our discrete GPUs for desktop PCs include the ATI Radeon™ HD 5970 which targets the ultra enthusiasts and the ATI Radeon™ HD 5800 and HD 5700 series of products targeting the enthusiast and performance segment of the desktop PC market. Other ATI Radeon Graphics processors targeting the mainstream and value segments include the ATI Radeon™ HD 5600, ATI Radeon™ HD 5500 and ATI Radeon™ HD 5400 series. Currently, the entire ATI Radeon™ HD 5000 family features Microsoft DirectX 11 technology and we continue to ship our ATI Radeon™ HD 4000 and ATI Radeon™ HD 3000 series of DirectX 10 graphics processors. Although desktop PC manufacturers have tended to rely on IGP chipsets for graphics, we believe that discrete graphic solutions, which offer higher performance, will continue to be the preferred solution across desktop PC configurations and platforms designed for gaming enthusiasts, CAD professionals and animation as well as for multimedia, photo and video editing and other graphic-intensive applications.

Discrete notebook products. When selecting a graphics solution, key considerations for notebook PC manufacturers are visual performance, power consumption, form factor and cost. Our discrete GPUs for notebook PCs include the ATI Mobility Radeon™ HD 5800 series for gaming enthusiasts, the ATI Mobility Radeon™ HD 5700 and 5600 series for multimedia performance notebooks, and ATI Mobility Radeon™ HD 5400 series for value and ultra-thin notebooks. These GPUs allow notebook users to enjoy the latest video games with smooth frame rates and with enhanced visual quality options enabled.

Professional graphics. Our products for the professional workstation market consist of our ATI FirePro™, ATI FireGL™ and ATI FirePro™ Multi-View product families. We designed our ATI FirePro™ professional graphics cards for demanding 3D applications such as computer-aided design and digital content creation, and we designed our ATI FirePro™ Multi-View products for financial and corporate environments where space and power budgets are limited. We also provide products for the server market, where we leverage our graphics expertise and align our offerings to provide stability, video quality and bus architectures that our server customers desire.

Stream processors. Our AMD FireStream™ series of products are designed to utilize the parallel stream processing power of the GPU for heavy floating-point computations and are directed toward meeting the requirements of various industries, such as the high-performance computing, scientific and financial sectors. High-performance enterprise data centers are unlike any other, with customers demanding the best performance-per-watt and performance-per-dollar they can buy, and the ability to process ever larger data sets generating results faster than ever before. AMD FireStream processors are designed to address all of these concerns.

Game consoles. We leverage our core visual processing technology into the game console market, including customized GPUs for graphics in the Microsoft Xbox 360 and Nintendo Wii videogame consoles.

Customers

Our microprocessor customers are original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, and third-party distributors in both domestic and international markets. ODMs provide design and/or manufacturing services to branded and unbranded private label resellers and OEMs. Our graphics products customers include the foregoing as well as add-in-board or AIB, manufacturers.

Our chipset product customers consist of PC OEMs, often through ODMs or other contract manufacturers who build the OEM motherboards, as well as desktop motherboard manufacturers who incorporate chipsets into their channel motherboards.

Our sales and marketing teams work closely with our customers to define product features, performance and timing of new products so that the products we are developing meet the needs of our customers. We also employ application engineers to assist our customers in designing, testing and qualifying system designs that incorporate our products in order to assist in optimizing product compatibility. We believe that our commitment to customer service and design support improves our customers’ time-to-market and fosters relationships that encourage customers to use the next generation of our products.

Original equipment manufacturers. We focus on three types of OEMs: multi-nationals, selected regional accounts and target market customers. Large multi-nationals and regional accounts are our core OEM customers. Our OEM customers include numerous foreign and domestic manufacturers of servers and workstations, desktop and notebook PCs, and PC motherboards.

Third-party distributors. Our authorized distributors resell to sub-distributors and mid-sized and smaller OEMs and ODMs. Typically, distributors handle a wide variety of products, including those that compete with our products. Distributors typically maintain an inventory of our products.

AIB manufacturers and system integrators. We strive to establish and broaden our relationships with AIB manufacturers. We offer component-level graphics and chipset products to AIB manufacturers who in turn build and sell board-level products using our technology to system integrators, or SIs, and at retail. We also sell directly to our SI customers. SIs typically sell from positions of regional or product-based strength in the market. They usually operate on short design cycles and can respond quickly with new technologies. SIs often use discrete graphics solutions as a means to differentiate their products and add value to their customers.

Competition

Generally, the integrated circuit industry is intensely competitive. Products typically compete on quality, power consumption, reliability, performance, size (or form factor), cost, selling price, adherence to industry standards, software and hardware compatibility and stability, brand recognition, timely product introduction and availability. Technological advances in the industry result in frequent product introductions, regular price reductions, short product life cycles and increased product capabilities that may result in significant performance improvements. Our ability to compete depends on our ability to develop, introduce and sell new products or enhanced versions of existing products on a timely basis and at competitive prices, while reducing our costs.

Competition in the microprocessor market

Intel has dominated the market for microprocessors for many years. Intel’s market power and significant financial resources enable it to market its products aggressively, to target our customers and our channel partners with special incentives and to discipline customers who do business with us. These aggressive activities have in the past and are likely in the future to result in lower unit sales and average selling prices for our products, and adversely affect our margins and profitability.

Intel exerts substantial influence over computer manufacturers and their channels of distribution through various brand and marketing programs. Because of its dominant position in the microprocessor market, Intel has been able to control x86 microprocessor and computer system standards and to dictate the type of products the microprocessor market requires of us. Intel also dominates the computer system platform, which includes core logic chipsets, integrated graphics chips, motherboards and other components necessary to assemble a computer system. As a result, OEMs that purchase microprocessors for computer systems are highly dependent on Intel, less innovative on their own and, in some cases, are essentially distributors of Intel technology. Additionally, Intel is able to drive de facto standards for x86 microprocessors that could cause us and other companies to have delayed access to such standards.

As long as Intel remains in this dominant position, we may be materially adversely affected by Intel’s:

•	business practices, including rebating, and allocation strategies and pricing actions, designed to limit our market share;

•	product mix and introduction schedules;

•	product bundling, marketing and merchandising strategies;

•	exclusivity payments to its current and potential customers;

•

control over industry standards, PC manufacturers and other PC industry participants, including motherboard, memory, chipset and basic input/output system, or BIOS, suppliers and software companies as well as the graphics interface for Intel platforms; and

•	marketing and advertising expenditures in support of positioning the Intel brand over the brand of its OEM customers.

Intel has substantially greater financial resources than we do and accordingly spends substantially greater amounts on research and development and production capacity than we do. We expect Intel to maintain its dominant position and to continue to invest heavily in marketing, research and development, new manufacturing facilities and other technology companies. To the extent Intel manufactures a significantly larger portion of its microprocessor products using more advanced process technologies, or introduces competitive new products into the market before we do, we may be more vulnerable to Intel’s aggressive marketing and pricing strategies for microprocessor products. For example, Intel is transitioning to 32 nanometer process technology before us. Using more advanced process technology can contribute to lower product manufacturing costs and improve a product’s performance and power efficiency. We expect intense competition from Intel to continue.

In November 2009, Intel and AMD announced a comprehensive agreement to end all outstanding legal disputes between the companies, including antitrust litigation and patent cross license disputes. Under the terms of the agreement, AMD and Intel obtain patent rights from a new 5-year cross license agreement, Intel and AMD gave up any claims of breach of the previous license agreement, and Intel paid us $1.25 billion. Intel has also agreed to abide by a set of business practice provisions. As a result, we dropped all pending litigation including the case in the U.S. District Court in Delaware and two cases pending in Japan. We also withdrew all of our regulatory complaints worldwide.

Competition in the chipset market

In the chipset market, our competitors include suppliers of integrated graphics chipsets. PC manufacturers are increasingly choosing to use integrated chipsets, particularly for notebook computers, over discrete GPUs because integrated chipsets can cost significantly less than discrete GPUs while offering acceptable graphics performance for most mainstream PC users. Intel manufactures and sells integrated graphics chipsets bundled with their microprocessors and is a dominant competitor in this market.

Competition in the graphics market

In the graphics market, our competitors include integrated graphics and discrete graphics suppliers. Intel manufactures and sells integrated graphics chipsets bundled with their microprocessors and is a dominant competitor with respect to this portion of our business. Intel could leverage its dominance in the microprocessor market to sell its integrated chipsets. Moreover, computer manufacturers are increasingly using integrated graphics chipsets, particularly for notebooks, because they cost less than traditional discrete graphics components while offering reasonably good graphics performance for most mainstream PCs.

Intel could take actions that place our discrete GPUs and integrated chipsets at a competitive disadvantage such as giving one or more of our competitors in the graphics market, such as Nvidia Corporation, preferential access to its proprietary graphics interface or other useful information.

Other than Intel, our principal competitor is Nvidia Corporation, and to a lesser extent, Matrox Electronic Systems Ltd., Silicon Integrated Systems Corp. and Via Technologies, Inc. Other competitors include a number of smaller companies, which may have greater flexibility to address specific market needs, but lesser financial resources to do so, especially because we believe that the growing complexity of visual processors and the associated research and development costs represent an increasingly high barrier to entry in this market.

In the game console category, we compete primarily against Nvidia. Other competitors include Intel and IBM.

GLOBALFOUNDRIES transaction and deconsolidation

In October 2008, we entered into a Master Transaction Agreement with Advanced Technology Investment Company LLC, or ATIC, and West Coast Hitech L.P., or WCH, pursuant to which we and ATIC agreed to form a manufacturing joint venture, GLOBALFOUNDRIES, which manufactures semiconductor products and provides certain foundry services to us and to other third-party customers.

On March 2, 2009, we, ATIC and WCH consummated the transactions contemplated by the Master Transaction Agreement and we contributed certain assets and liabilities to GLOBALFOUNDRIES, including, among other things, shares of the groups of German subsidiaries owning our fabrication facilities, certain manufacturing assets, owned real property, tangible personal property, employees, inventories, books and records, a portion of our patent portfolio and intellectual property and technology, rights under certain material contracts and authorizations necessary for GLOBALFOUNDRIES to carry on its business, in exchange for GLOBALFOUNDRIES’ equity securities, consisting of one Class A Ordinary Share, 1,090,950 Class A Preferred Shares and 700,000 Class B Preferred Shares, and the assumption of certain liabilities by GLOBALFOUNDRIES. ATIC contributed $1.4 billion of cash to GLOBALFOUNDRIES in exchange for GLOBALFOUNDRIES’ securities, consisting of one Class A Ordinary Share, 218,190 Class A Preferred Shares, 172,760 Class B Preferred Shares, $202 million aggregate principal amount of Class A Subordinated Convertible Notes and $807 million aggregate principal amount of Class B Subordinated Convertible Notes, and transferred $700 million of cash to us in exchange for the transfer by us of 700,000 Class B Preferred Shares of GLOBALFOUNDRIES to ATIC. At the closing, we also issued to WCH, for an aggregate purchase price of $125 million, 58 million shares of our common stock and warrants to purchase an additional 35 million shares at an exercise price of $0.01 per share. The warrants expire on March 2, 2019.

Under the Master Transaction Agreement, the cash consideration that WCH and ATIC paid and the securities that they received are as follows:

•	Cash paid by WCH to AMD for the purchase of 58 million shares of AMD common stock and Warrants: $125 million;

•	Cash paid by ATIC to GLOBALFOUNDRIES for the aggregate principal amount of Class A Notes, which are convertible into 201,810 Class A Preferred Shares: $202 million;

•	Cash paid by ATIC to GLOBALFOUNDRIES for the aggregate principal amount of Class B Notes, which are convertible into 807,240 Class B Preferred shares: $807 million;

•	Cash paid by ATIC to GLOBALFOUNDRIES for 218,190 Class A Preferred Shares: $218 million

•	Cash paid by ATIC to GLOBALFOUNDRIES for 172,760 Class B Preferred Shares: $173 million; and

•	Cash paid by ATIC to AMD for 700,000 Class B Preferred Shares: $700 million

In addition, we, ATIC and GLOBALFOUNDRIES entered into a funding agreement which provides for the future funding of GLOBALFOUNDRIES and governs the terms and conditions under which ATIC is obligated to provide such funding. Pursuant to the funding agreement, ATIC has committed to additional equity funding of a minimum of $3.6 billion and up to $6.0 billion through March 2014. We have the right, but not the obligation, to provide additional future capital to GLOBALFOUNDRIES in an amount pro rata to our interest in GLOBALFOUNDRIES on a fully converted to common stock basis. In July 2009, pursuant to a funding request from GLOBALFOUNDRIES in accordance with a funding agreement, ATIC contributed $260 million of cash to GLOBALFOUNDRIES in exchange for GLOBALFOUNDRIES securities consisting of $52 million aggregate principal amount of Class A Notes and $208 million aggregate principal amount of Class B Notes. Additionally, in April 2010, pursuant to a funding request from GLOBALFOUNDRIES in accordance with a funding agreement, ATIC contributed $100 million of cash to GLOBALFOUNDRIES in exchange for GLOBALFOUNDRIES securities consisting of 24,242 Class A Preferred shares and 96,969 Class B Preferred shares. We declined to participate in these funding requests. Following the April 2010 funding, our economic ownership interest in GLOBALFOUNDRIES (on a fully diluted basis) was approximately 30%, and our Class A Preferred share ownership decreased from 83% to 82%.

We are also party to a shareholders agreement with respect to our ownership interests in GLOBALFOUNDRIES and a wafer supply agreement pursuant to which we have committed to purchase all of our microprocessor unit product requirements from GLOBALFOUNDRIES.

On December 18, 2009, ATIC International Investment Company, or ATIC II, an affiliate of ATIC, acquired Chartered Semiconductor Manufacturing Ltd. On December 28, 2009, with our consent, ATIC II, Chartered and GLOBALFOUNDRIES entered into a Management and Operating Agreement, or MOA, which provides for the joint management and operation of GLOBALFOUNDRIES and Chartered, thereby allowing GLOBALFOUNDRIES and Chartered to share costs, take advantage of operating synergies and market wafer fabrications services on a collective basis. In order to allow for the signing of the MOA on December 28, 2009 prior to obtaining any required regulatory approvals we agreed to irrevocably waive rights under the GLOBALFOUNDRIES shareholders agreement with respect to certain matters that require unanimous GLOBALFOUNDRIES board approval. Additionally, if any such matters come before the GLOBALFOUNDRIES board, we agreed that our designated GLOBALFOUNDRIES directors will vote in the same manner as the majority of ATIC-designated GLOBALFOUNDRIES board members voting on any such matters. As a result of waiving such approval rights, as of December 28, 2009, for financial reporting purposes we no longer shared control with ATIC over GLOBALFOUNDRIES.

In June 2009, the Financial Accounting Standards Board issued an amendment to improve financial reporting by enterprises involved with variable interest entities. This new guidance became effective for us beginning the first day of fiscal year 2010. Under the new guidance, the investor who is deemed to both (i) have the power to direct the activities of the variable interest entity that most significantly impact the variable interest entity’s economic performance and (ii) be exposed to losses and returns, will be the primary beneficiary who should then consolidate the variable interest entity. We evaluated whether the governance changes described above would, pursuant to the new guidance, affect our consolidation of GLOBALFOUNDRIES. We considered the purpose and design of GLOBALFOUNDRIES, the activities of GLOBALFOUNDRIES that most significantly affect the economic performance of GLOBALFOUNDRIES and the concept of “who has the power,” as contemplated by the new guidance. Based on the results of this evaluation and in light of the governance changes whereby we now only have protective rights relative to the operations of GLOBALFOUNDRIES, we concluded that ATIC is the party who has the power to direct the activities of GLOBALFOUNDRIES that most significantly impact GLOBALFOUNDRIES’ performance and is, therefore, the primary beneficiary of GLOBALFOUNDRIES. Accordingly, effective December 27, 2009, we deconsolidated GLOBALFOUNDRIES and started to account for our interest in GLOBALFOUNDRIES under the equity method of accounting.

The exchange offer

The exchange offer	We are offering to exchange the exchange notes (the “exchange notes”) for the outstanding private notes (the “private notes”) that are properly tendered and accepted. You may tender outstanding private notes only in denominations of $2,000 and integral multiples of $1,000. We will issue the exchange notes on or promptly after the exchange offer expires. As of the date of this prospectus, $500,000,000 principal amount of private notes is outstanding.

Expiration date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2010, (the 21st business day following commencement of the exchange offer), unless extended, in which case the expiration date will mean the latest date and time to which we extend the exchange offer.

Conditions to the exchange offer	The exchange offer is not subject to any condition other than that it not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission (the “SEC”). The exchange offer is not conditioned upon any minimum principal amount of private notes being tendered for exchange.

Procedures for tendering private notes	If you wish to tender your private notes for exchange notes pursuant to the exchange offer you must:

•

if you hold the private notes through The Depository Trust Company (“DTC”), comply with the Automated Tender Offer Program procedures of DTC, and the Exchange Agent (as defined below) must receive a timely confirmation of a book-entry transfer of the private notes into its account at DTC pursuant to the procedures for book-entry transfer described herein, along with a properly transmitted agent’s message, before the expiration date; or

•

if you hold private notes through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, S.A. (“Clearstream”), comply with the procedures of Euroclear or Clearstream, as applicable, before the expiration date.

By tendering the private notes pursuant to the exchange offer, you will make the representations to us described under “The exchange offer—Procedures for tendering.”

Acceptance of the private notes and delivery of the exchange notes	Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all private notes which are validly tendered in the exchange offer and not withdrawn before 5:00 p.m., New York City time, on the expiration date.

Withdrawal rights	You may withdraw the tender of your private notes at any time before 5:00 p.m., New York City time, on the expiration date, by complying with the procedures for withdrawal described in this prospectus under the heading “The exchange offer—Withdrawal of tenders.”

Material U.S. federal tax considerations	The exchange of notes will not be a taxable event for U.S federal income tax purposes. For a discussion of certain material U.S. federal income tax considerations relating to the exchange, ownership and disposition of notes, see “Material U.S. federal income tax considerations.”

Exchange agent	Wells Fargo Bank, National Association, the trustee under the indenture governing the notes, is serving as the exchange agent for the notes (the “Exchange Agent”).

Consequences of failure to exchange	If you do not exchange your private notes for exchange notes, you will continue to be subject to the restrictions on transfer provided in the private notes and in the indenture governing the private notes. In general, the private notes may not be offered or sold, unless registered under the Securities Act of 1933, as amended (the “Securities Act”), except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently plan to register the private notes under the Securities Act.

Registration rights agreement	You are entitled to exchange your private notes for exchange notes with substantially identical terms. This exchange offer satisfies this right. After the exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your private notes.

We explain the exchange offer in greater detail beginning on page 34.

The exchange notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

The form and terms of the exchange notes are the same as the form and terms of the private notes, except that the exchange notes will be registered under the Securities Act and, therefore, the exchange notes will not be subject to the transfer restrictions, registration rights and provisions providing for an increase in the interest rate applicable to the private notes. The exchange notes will evidence the same debt as the private notes, and both the private notes and the exchange notes are governed by the same indenture.

Issuer	Advanced Micro Devices, Inc.

Notes offered	$500,000,000 aggregate principal amount of 8.125% Senior Notes due 2017.

Interest payment dates	June 15 and December 15 of each year, beginning on June 15, 2010.

Maturity	December 15, 2017.

Ranking	The notes are our general unsecured senior obligations. The notes:

•	rank equal in right of payment with all of our current and future unsecured senior debt;

•	are effectively subordinated in right of payment to all of our existing and future secured debt, to the extent of the value of the assets securing such debt;

•	are structurally subordinated to all existing and future debt and other liabilities, including trade payables, of our subsidiaries; and

•	are senior in right of payment to all of our subordinated obligations, if any.

As of March 27, 2010:

•	we had consolidated Debt (see definition in the “Description of notes”) of $3.1 billion ($3.3 billion principal amount), which includes:

•

$448 million of obligations (not including accrued interest and expenses related to such guaranteed obligations) for which we and GLOBALFOUNDRIES are co-guarantors not reflected on our consolidated balance sheet; and

•	$32 million of secured debt, which consists of our subsidiaries’ capital lease obligations;

•	in addition to the debt described above, we had other liabilities as shown on our balance sheet of approximately $1.8 billion.

We and our subsidiaries may incur additional debt (including secured and guaranteed debt) and other liabilities in the future.

The assets and cash flow of GLOBALFOUNDRIES and its subsidiaries cannot be relied upon for repayment of the notes because GLOBALFOUNDRIES is not our subsidiary. In addition, our equity interest in GLOBALFOUNDRIES is structurally junior to all indebtedness and other liabilities of GLOBALFOUNDRIES and its subsidiaries.

Optional redemption	Prior to December 15, 2013, we may redeem some or all of the notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest and a “make-whole” premium. Thereafter, we may redeem all or part of the notes at any time at the redemption prices set forth in the section “Description of the notes—Optional redemption,” plus accrued and unpaid interest, if any, to the date of redemption.

On or prior to December 15, 2012, we may redeem up to 35% of the notes with the proceeds of certain sales of our equity securities at 108.125% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption. See “Description of the notes—Optional redemption.”

Change of control	Upon the occurrence of a change of control, you will have the right as a holder of notes to require us to repurchase all of your notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. We may not have enough funds or the terms of our other debt may prevent us from purchasing the notes. See “Description of the notes—Repurchase at the option of holders upon a change of control.”

Certain covenants	The indenture governing the notes contains certain covenants that will limit, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends and make other restricted payments;

•	make certain investments, including investments in our unrestricted subsidiaries;

•	create or permit certain liens;

•	create or permit restrictions on the ability of the restricted subsidiaries to pay dividends or make other distributions to us;

•	use the proceeds from sales of assets;

•	enter into certain types of transactions with affiliates; and

•	consolidate or merge or sell our assets as an entirety or substantially as an entirety.

These covenants are subject to a number of important exceptions and limitations, which are described under the heading “Description of the notes—Certain covenants.”

Use of proceeds	We will not receive any cash proceeds from the exchange offer.

Risk factors	Investing in the notes involves substantial risks. You should consider carefully all of the information set forth in this prospectus. In particular, for a discussion of some specific factors that you should consider in evaluating an investment in the notes, see “Risk factors” beginning on page 16 of this prospectus.

Summary historical consolidated financial data

The following table sets forth (a) summary historical consolidated financial information of our company and its subsidiaries and, GLOBALFOUNDRIES and its subsidiaries, on a consolidated basis for the years ended December 26, 2009, December 27, 2008 and December 29, 2007, and the three months ended March 28, 2009, and (b) summary historical consolidated financial information of our company and its subsidiaries on a consolidated basis (after the deconsolidation of GLOBALFOUNDRIES and its subsidiaries effective December 27, 2009) for the three months ended March 27, 2010. Beginning with the first fiscal quarter of 2010, we (i) concluded that we are no longer the primary beneficiary of GLOBALFOUNDRIES, (ii) deconsolidated GLOBALFOUNDRIES and (iii) started to account for our investment in GLOBALFOUNDRIES under the equity method of accounting. Accordingly, you should consider the effect of deconsolidation when comparing the three months ended March 27, 2010 to periods in fiscal year 2009.

The summary consolidated statement of operations and cash flow data for the years ended December 26, 2009, December 27, 2008 and December 29, 2007, and the summary consolidated balance sheet data as of December 26, 2009 and December 27, 2008, have been derived from, and should be read together with, our audited consolidated financial statements incorporated by reference in this prospectus. The summary consolidated statement of operations and cash flow data and summary consolidated balance sheet data as of and for the three months ended March 27, 2010, and the summary consolidated statement of operations and cash flow data for the three months ended March 28, 2009, have been derived from, and should be read together with, our unaudited interim condensed consolidated financial statements incorporated by reference in this prospectus. Other financial data are derived from our audited consolidated financial statements, our unaudited interim condensed consolidated financial statements and our accounting records. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation. In addition, operating results for the three months ended March 27, 2010 are not necessarily indicative of the results that may be expected for the full year ending December 25, 2010. The following summary historical consolidated financial data should also be read in conjunction with our consolidated financial statements and our condensed consolidated financial statements, including the related notes thereto, and the section entitled “Management’s discussion and analysis of financial condition and results of operations” included in the Annual Report on Form 10-K for the year ended December 26, 2009 and the Quarterly Report on Form 10-Q for the three months ended March 27, 2010 incorporated by reference in this prospectus.

	Fiscal year ended			Three months ended
(In millions)	Dec. 26, 2009	Dec. 27, 2008	Dec. 29, 2007	March 27, 2010	March 28, 2009
Net revenue	$5,403	$5,808	$5,858	$1,574	$1,177
Cost of sales	3,131	3,488	3,669	833	666

Gross margin	2,272	2,320	2,189	741	511
Research and development	1,721	1,848	1,771	323	444
Marketing, general and administrative	994	1,304	1,360	219	287
Legal settlement	(1,242)	—	—	—	—
Amortization of acquired intangible assets and other integration charges	70	137	236	17	18
Impairment of goodwill and acquired intangible assets	—	1,089	1,132	—	—
Restructuring charges	65	90	—	—	60
Gain on sale of 200 millimeter equipment	—	(193)	—	—	—

Operating income (loss)	664	(1,955)	(2,310)	182	(298)
Interest income	16	39	73	3	3
Interest expense	(438)	(391)	(382)	(49)	(97)
Other income (expense), net	166	(37)	(118)	304	94

Income (loss) from continuing operations before equity in net income (loss) of investees, income taxes and noncontrolling interest	408	(2,344)	(2,737)	440	(298)
Equity in net income (loss) of investees	—	—	(44)	(183)	—
Provision (benefit) for income taxes	112	68	27	—	116

Income (loss) from continuing operations	296	(2,412)	(2,808)	257	(414)
Loss from discontinued operations, net of tax	(3)	(684)	(551)	—	—

Net income (loss)	293	(3,096)	(3,359)	257	(414)
Net (income) loss attributable to noncontrolling interest (1)	83	(33)	(35)	—	6
Class B preferred accretion (1)	(72)	—	—	—	(8)

Net income (loss) attributable to AMD common stockholders	$304	$(3,129)	$(3,394)	$257	$(416)

Cash flow data:
Net cash provided by (used in) operating activities	$473	$(692)	$(310)	$23	$(391)
Net cash provided by (used in) investing activities	(1,273)	(27)	(1,675)	(1,215)	(179)
Net cash provided by (used in) financing activities	1,524	220	2,037	177	2,039

Other financial data:
Depreciation and amortization (excluding amortization of acquired intangible assets)	1,058	1,068	1,030	83	262
Capital expenditures	466	621	1,683	48	84

	Fiscal year ended		Three months ended
(In millions)	Dec. 26, 2009	Dec. 27, 2008	March 27, 2010
Balance sheet data (at end of period):
Cash, cash equivalents and marketable securities	$2,676	$1,096	$1,932
Working capital	2,065	153	1,686
Total assets	9,078	7,672	5,232
Total long term debt and capital lease obligations (including current portion)	4,560	4,776	2,604
Stockholders’ equity (deficit)	648	127	796

(1)	Net (income) loss attributable to noncontrolling interest and Class B preferred accretion relate to GLOBALFOUNDRIES. The net (income) loss attributable to noncontrolling interest represents the allocation of the operating results to ATIC, the noncontrolling partner of GLOBALFOUNDRIES during this period, whereas the Class B preferred accretion represents the guaranteed rate of return that ATIC earns on its ownership of GLOBALFOUNDRIES Class B preferred stock.

Risk factors

An investment in our notes involves a high degree of risk. In deciding whether to exchange your private notes for exchange notes in the exchange offer, you should carefully following factors, in addition to the other information and data contained in or incorporated by reference into this prospectus. The risk factors set forth below are generally applicable to the private notes as well as the exchange notes. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks related to our business

Intel Corporation’s dominance of the microprocessor market and its aggressive business practices may limit our ability to compete effectively.

Intel Corporation has dominated the market for microprocessors for many years. Intel’s market share, margins and significant financial resources enable it to market its products aggressively, to target our customers and our channel partners with special incentives, and to discipline customers who do business with us. These aggressive activities have in the past and are likely in the future to result in lower unit sales and a lower average selling price for our products and adversely affect our margins and profitability.

Intel exerts substantial influence over computer manufacturers and their channels of distribution through various brand and other marketing programs. As a result of Intel’s dominant position in the microprocessor market, Intel has been able to control x86 microprocessor and computer system standards and benchmarks and to dictate the type of products the microprocessor market requires of us. Intel also dominates the computer system platform, which includes core logic chipsets, graphics chips, motherboards and other components necessary to assemble a computer system. OEMs that purchase microprocessors for computer systems are highly dependent on Intel, less innovative on their own and, to a large extent, are distributors of Intel technology. Additionally, Intel is able to drive de facto standards for x86 microprocessors that could cause us and other companies to have delayed access to such standards.

Intel also manufactures and sells integrated graphics chipsets bundled with their microprocessors and is a dominant competitor with respect to this portion of our business. Intel leverages its dominance in the microprocessor market to sell its integrated chipsets. Moreover, computer manufacturers are increasingly using integrated graphics chipsets rather than discrete graphics components, particularly for notebooks, because they cost less than traditional discrete graphics components while offering satisfactory graphics performance for most mainstream PCs. Intel could also take actions that place our discrete GPUs and integrated chipsets at a competitive disadvantage, including giving one or more of our competitors in the graphics market, such as Nvidia Corporation, preferential access to its proprietary graphics interface or other useful information.

Intel has substantially greater financial resources than we do and accordingly spends substantially greater amounts on research and development and production capacity than we do. We expect Intel to maintain its dominant position and to continue to invest heavily in marketing, research and development, new manufacturing facilities and other technology companies. To the extent Intel manufactures a significantly larger portion of its microprocessor products using more advanced process technologies, or introduces competitive new products into the market before we do, we may be more vulnerable to Intel’s aggressive marketing and pricing strategies for microprocessor products.

As long as Intel remains in this dominant position, we may be materially adversely affected by Intel’s:

•	business practices, including rebating and allocation strategies and pricing actions, designed to limit our market share and margins;

•	product mix and introduction schedules;

•	product bundling, marketing and merchandising strategies;

•	exclusivity payments to its current and potential customers and channel partners;

•

control over industry standards, PC manufacturers and other PC industry participants, including motherboard, memory, chipset and basic input/output system, or BIOS, suppliers and software companies as well as the graphics interface for Intel platforms; and

•	marketing and advertising expenditures in support of positioning the Intel brand over the brand of its OEM customers.

Intel’s dominant position in the microprocessor market and integrated graphics chipset market, its existing relationships with top-tier OEMs and its aggressive marketing and pricing strategies could result in lower unit sales and a lower average selling price for our products, which could have a material adverse effect on us.

The success of our business is dependent upon our ability to introduce products on a timely basis with required features and performance levels that provide value to our customers and support and coincide with significant industry transitions.

Our success depends to a significant extent on the development, qualification, implementation and acceptance of new product designs and improvements that provide value to our customers. Our ability to develop and qualify new products and related technologies to meet evolving industry requirements, at prices acceptable to our customers and on a timely basis are significant factors in determining our competitiveness in our target markets. For example, computer systems with our first AMD Fusion product, codenamed “Llano,” are expected to be available in the market in 2011. The “Llano” platform known as “Sabine” will embody a new processor architecture which integrates the CPU and GPU on a single die. If we fail to or are delayed in developing or qualifying new products or technologies, such as “Llano,” we may lose competitive positioning, which could cause us to lose market share and require us to discount the selling prices of our products.

Delays in developing or qualifying new products can also cause us to miss our customers’ product design windows. If our customers do not include our products in the initial design of their computer systems, they will typically not use our products in their systems until at least the next design configuration. The process of being qualified for inclusion in a customer’s system can be lengthy and could cause us to further miss a cycle in the demand of end-users, which also could result in a loss of market share and harm our business.

Moreover, market demand requires that products incorporate new features and performance standards on an industry-wide basis. Over the life of a specific product, the average selling price undergoes regular price reductions. The introduction of new products and enhancements to existing products is necessary to maintain an overall corporate average selling price. If we are unable to introduce new products with sufficient increases in average selling price or increased unit sales volumes capable of offsetting these reductions in the average selling price of existing products, our revenues, inventories, gross margins and operating results could be materially adversely affected.

Our ability to design and introduce new products in a timely manner is dependent upon third-party intellectual property.

In the design and development of new products and product enhancements, we rely on third-party intellectual property such as software development tools and hardware testing tools. The design requirements necessary to meet consumer demands for more features and greater functionality from semiconductor products in the future may exceed the capabilities of the third-party development tools available to us. If the third-party intellectual property that we use becomes unavailable or fails to produce designs that meet consumer demands, our business could be materially adversely affected.

We rely on GLOBALFOUNDRIES to manufacture our microprocessor products, and if GLOBALFOUNDRIES is unable to manufacture our products on a timely basis and on competitive process technologies or to meet our capacity requirements, our business could be materially adversely affected.

We rely on GLOBALFOUNDRIES to manufacture our microprocessor products. If GLOBALFOUNDRIES suffers any damage to its facilities, is unable to secure necessary raw materials from its suppliers, loses benefits under its material agreements such as its joint development agreement with IBM, is unable to obtain funding from ATIC under the funding agreement or otherwise, experiences power outages, lacks sufficient capacity to manufacture our products, encounters financial difficulties or suffers any other disruption or reduction in efficiency of foundry capacity, we may encounter supply delays or disruptions, which could materially adversely impact our business. If GLOBALFOUNDRIES is unable to remain competitive using advanced process technologies or is unable to manufacture our products on a timely basis or meet our capacity requirements, our business could be materially adversely affected. For example, GLOBALFOUNDRIES will manufacture our Fusion products using 32 nanometer process technology. If GLOBALFOUNDRIES experiences delays or difficulties in transitioning to 32 nanometer process technology, this could delay the introduction of our Fusion products and have a material adverse effect on our business. If we are unable to obtain sufficient supply from GLOBALFOUNDRIES, we would have to move production of our products to new manufacturers, which could result in significant delays. In January 2010, GLOBALFOUNDRIES announced that it is integrating operations with Chartered Semiconductors Manufacturing Ltd. With Chartered, GLOBALFOUNDRIES significantly expanded its customer base to over 150 customers. Although GLOBALFOUNDRIES manufacturing capacity also increased, the integration process and the increased customer base could lead to delays or disruptions in manufacturing our products, which could materially adversely impact our business.

In addition, pursuant to the wafer supply agreement between us and GLOBALFOUNDRIES, we compensate GLOBALFOUNDRIES on a cost plus-basis, which can result in increased per unit manufacturing costs for AMD compared to manufacturing wafers in-house. Although this cost-plus arrangement did not impact our consolidated financial statements while we were consolidating the financial results of GLOBALFOUNDRIES, as of December 27, 2009, we no longer consolidate the financial results of GLOBALFOUNDRIES, and this cost-plus arrangement may have a negative impact on our reported gross margins. If GLOBALFOUNDRIES fails to operate at a competitive cost level, our business could be materially adversely affected.

Failure to achieve expected manufacturing yields for our products could negatively impact our financial results.

Semiconductor manufacturing yields are a function of both product design and process technology, which is typically proprietary to the manufacturer, and low yields can result from either design or process technology failures. GLOBALFOUNDRIES is responsible for developing manufacturing process technologies used to manufacture our microprocessor products and other third-party foundries are responsible for the process technologies used to manufacture our graphics and chipset products. We cannot be certain that GLOBALFOUNDRIES or other third-party foundries will be able to develop, obtain or successfully implement leading-edge process technologies needed to manufacture future generations of our products profitably or on a timely basis or that our competitors will not develop new technologies, products or processes earlier. During periods when foundries are implementing new process technologies, their manufacturing facilities may not be fully productive. A substantial delay in the technology transitions to smaller process technologies could have a material adverse effect on us, particularly if our competitors transition to more cost effective technologies before us. For example, GLOBALFOUNDRIES will manufacture our Fusion products using 32 nanometer process technology. If GLOBALFOUNDRIES experiences delays or difficulties in transitioning to 32 nanometer process technology, this could delay the introduction of our Fusion products and have a material adverse effect on our business. Moreover, if foundries experience manufacturing inefficiencies, we may fail to achieve acceptable yields or experience product delivery delays. Any decrease in manufacturing yields could result in an increase in per unit costs or force us to allocate our reduced product supply among our customers, which could potentially harm our relationships with our customers and reputation and materially adversely affect our financial results.

The under-utilization of GLOBALFOUNDRIES manufacturing facilities may increase our per unit costs and may have a material adverse effect on us.

It is difficult to predict future growth or decline in the demand for our products, making it difficult to forecast our requirements accurately. If our target markets do not grow, we may under-utilize GLOBALFOUNDRIES manufacturing facilities. Because of our commitments to GLOBALFOUNDRIES, during periods in which we under-utilize GLOBALFOUNDRIES manufacturing facilities as a result of reduced demand for our microprocessor products, we may not be able to reduce our costs in proportion to the reduced revenues for such a period. If this occurs, our operating results will be materially adversely affected.

We rely on third-party foundries and other contractors to manufacture our graphics and chipset products.

In addition to relying on GLOBALFOUNDRIES to manufacture our microprocessor products, we currently rely on other independent foundries to manufacture our graphics and chipset products. We also rely on third-party manufacturers to manufacture our high end graphics boards. Independent contractors perform the assembly, testing and packaging of these products. In some cases, we obtain these manufacturing services for our graphics and chipset products on a purchase order basis and these manufacturers are not required to provide us with any specified minimum quantity of product. Accordingly, our graphics business depends on these suppliers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable manufacturing yields and to deliver those products to us on a timely basis at acceptable prices. We cannot assure you that these manufacturers will be able to meet our near-term or long-term manufacturing requirements. For example, we have experienced constrained wafer foundry capacity for our latest generation graphics products that we introduced in the second half of 2009 and the first quarter of 2010. We expect to continue to experience such supply constraints through 2010. We may also face constrained wafer foundry capacity for certain earlier generation graphics and current chipset products in the second half of 2010. If we are unable to fulfill our customer’s orders on a timely basis we could be materially adversely affected. The manufacturers we use also fabricate wafers and assemble, test and package products for other companies, including certain of our competitors. They could choose to prioritize capacity for other users, increase the prices that they charge us on short notice or reduce or eliminate deliveries to us, which could have a material adverse effect on our business.

We must have reliable relationships with our wafer manufacturers and subcontractors to ensure adequate product supply to respond to customer demand. If we move production of our products to new manufacturers or if current manufacturers implement new process technology or design rules, any transition difficulties may result in lower yields or poorer performance of our products. Because it could take several quarters to establish a strategic relationship with a new manufacturing partner, we may be unable to secure an alternative supply for any specific product in a short time frame. We could experience significant delays in the shipment of our products if we are required to find alternative foundries or manufacturing partners. Other risks associated with our dependence on third-party manufacturers include limited control over delivery schedules and quality assurance, lack of capacity in periods of excess demand, misappropriation of our intellectual property, dependence on several small undercapitalized subcontractors, limited ability to manage inventory and parts, and exposure to foreign countries and operations. If we are unable to secure sufficient or reliable supplies of wafers, our ability to meet customer demand for our graphics business may be adversely affected and this could have a material adverse effect on us.

We depend on third-party companies for the design, manufacture and supply of motherboards, BIOS software and other computer platform components.

We depend on third-party companies for the design, manufacture and supply of motherboards, BIOS software and other components that support our microprocessor offerings. Our microprocessors are not designed to function with motherboards and chipsets designed to work with Intel microprocessors. If we are unable to secure sufficient support for our microprocessor products from designers and manufacturers of motherboards, our business would be materially adversely affected. If the designers, manufacturers and suppliers of motherboards and other components decrease their support for our product offerings, our business could be materially adversely affected.

If we lose Microsoft Corporation’s support for our products, our ability to sell our products could be materially adversely affected.

Our ability to innovate beyond the x86 instruction set controlled by Intel depends partially on Microsoft designing and developing its operating systems to run on or support our microprocessor products. If Microsoft does not continue to design and develop its operating systems so that they work with our x86 instruction sets, independent software providers may forego designing their software applications to take advantage of our innovations and customers may not purchase PCs with our microprocessors. In addition, software drivers sold with our products are certified by Microsoft. If Microsoft did not certify a driver, or if we otherwise fail to retain the support of Microsoft, our ability to market our products would be materially adversely affected.

If we do not fully realize the anticipated benefits of our GLOBALFOUNDRIES manufacturing joint venture, our business could be adversely impacted.

We anticipate realizing certain benefits to our business from the GLOBALFOUNDRIES joint venture, including a more variable cost model and the ability to take advantage of, as a shareholder of GLOBALFOUNDRIES, the shift by integrated device manufacturers to a fabless business model. We cannot assure you that our relationship with GLOBALFOUNDRIES and ATIC will result in the full realization of these or any other benefits.

The recent instability of the financial markets may adversely impact our business and operating results.

There is continued concern over the instability of the financial markets and their influence on the global economy. As a result, our current or potential future customers may experience cash flow problems and as a result may modify, delay or cancel plans to purchase our products. Additionally, if our customers are not successful in generating sufficient revenue or are unable to secure financing, they may not be able to pay, or may delay payment of, accounts receivable that they owe us. Any inability of our current or potential future customers to pay us for our products may adversely affect our earnings and cash flow. Moreover, our key suppliers may reduce their output or become insolvent, thereby adversely impacting our ability to manufacture our products. In addition, economic conditions may make it more difficult for us to raise funds through borrowings or private or public sales of debt or equity securities. If global economic conditions deteriorate further or do not show improvement, we may experience material adverse impacts to our business and operating results.

If we cannot generate sufficient revenues and operating cash flow or obtain external financing, we may face a cash shortfall and be unable to make all of our planned investments in research and development.

Although we make substantial investments in research and development, we cannot be certain that we will be able to develop, obtain or successfully implement new products and technologies on a timely basis. Our ability to fund research and development expenditures depends on generating sufficient cash flow from operations and the availability of external financing, if necessary. Our research and development expenditures, together with ongoing operating expenses, will be a substantial drain on our cash flow and may decrease our cash balances. If new competitors, technological advances by existing competitors or other competitive factors require us to invest significantly greater resources than anticipated in our research and development efforts, our operating expenses would increase. If we are required to invest significantly greater resources than anticipated in research and development efforts without an increase in revenue, our operating results could decline.

We regularly assess markets for external financing opportunities, including debt and equity financing. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. The health of the credit markets may adversely impact our ability to obtain financing when needed. In addition, any downgrades from credit rating agencies such as Moody’s or Standard & Poor’s may adversely impact our ability to get external financing or the terms of such financing. Credit agency downgrades may also impact relationships with our suppliers, who may limit our credit lines. Our inability to obtain needed financing or to generate sufficient cash from operations may require us to abandon projects or curtail planned investments in research and development. If we curtail planned investments in research and development or abandon projects, our products may fail to remain competitive and we would be materially adversely affected.

The loss of a significant customer may have a material adverse effect on us.

Collectively, our top five customers accounted for approximately 49% of our net revenue in the first fiscal quarter of 2010. We expect that a small number of customers will continue to account for a substantial part of revenues of our microprocessor and graphics businesses in the future. During the first fiscal quarter of 2010, five customers accounted for approximately 54% of the net revenue of our Computing Solutions segment and five customers accounted for approximately 46% of the net revenue of our Graphics segment. If one of our top microprocessor or graphics business customers decided to stop buying our products, or if one of these customers were to materially reduce its operations or its demand for our products, we would be materially adversely affected.

The semiconductor industry is highly cyclical and has experienced severe downturns that materially adversely affected, and may in the future materially adversely affect, our business.

The semiconductor industry is highly cyclical and has experienced significant downturns, often in conjunction with constant and rapid technological change, wide fluctuations in supply and demand, continuous new product introductions, price erosion and declines in general economic conditions. The current uncertainty in global economic conditions has also impacted the semiconductor market as consumers and businesses have deferred purchases, which negatively impacted demand for our products. Our financial performance has been, and may in the future be, negatively affected by these downturns. We incurred substantial losses in recent downturns, due to:

•	substantial declines in average selling price;

•	the cyclical nature of supply/demand imbalances in the semiconductor industry;

•	a decline in demand for end-user products (such as PCs) that incorporate our products;

•	excess inventory levels in the channels of distribution, including those of our customers; and

•	excess production capacity.

If the current downturn in the semiconductor industry does not continue to improve, we will be materially adversely affected.

The demand for our products depends in part on continued growth in the industries and geographies into which they are sold. Fluctuations in demand for our products or a market decline in any of these industries or geographies would have a material adverse effect on our results of operations.

Our business is dependent upon the market for desktop and notebook PCs and servers. In 2009 and 2008, a significant portion of our Computing Solutions revenue was related to desktop PCs. Industry-wide fluctuations in the computer marketplace have materially adversely affected us in the past, are currently affecting us and may materially adversely affect us in the future. Recently, as a result of macroeconomic challenges currently affecting the global economy, end user demand for PCs and servers decreased significantly. Although end-user PC demand has stabilized beginning in the second half of 2009, end-customers continue to demand value-priced products and spending by enterprises has not rebounded to pre-recession levels. In addition, form factors have steadily shifted from desktop PCs to notebook PCs over the past three years, and we expect that this trajectory will continue. The growth of our business is also dependent on continued demand for our products from high-growth global markets. If demand from these markets is below our expectations, sales of our products may decrease, which could have a material adverse effect on us.

The markets in which our products are sold are highly competitive.

The markets in which our products are sold are very competitive, and delivering the latest and best products to market on a timely basis is critical to achieving revenue growth. We expect competition to intensify due to rapid technological changes, frequent product introductions and aggressive pricing by competitors. We believe that the main factors that determine our product competitiveness are timely product introductions, product quality, power consumption (including battery life), reliability, selling price, speed, size (or form factor), cost, adherence to industry standards (and the creation of open industry standards), software and hardware compatibility and stability and brand awareness.

Typically, after a product is introduced, costs and the average selling price normally decrease over time as production efficiency improves, and successive generations of products are developed and introduced for sale. Recently, as a result of the credit market crisis and other macroeconomic challenges currently affecting the global economy, end user demand for PCs and servers decreased significantly. Although end-user PC demand has stabilized beginning in the second half of 2009, consumers are focusing more on the price of PCs as a key factor in their buying decision. In turn, OEMs have applied pressure on semiconductor suppliers to reduce component prices, which has materially adversely affected the average selling price. We expect that competition will continue to be intense in these markets and our competitors’ products may be less costly, provide better performance or include additional features that render our products uncompetitive. For example, Intel is transitioning to 32 nanometer process technology before us. Using a more advanced process technology can contribute to lower product manufacturing costs and improve a product’s performance and power efficiency. Some competitors may have greater access or rights to companion technologies, including interface, processor and memory technical information. Competitive pressures could adversely impact the demand for our products, which could harm our revenue and gross margin.

Our operating results are subject to quarterly and seasonal sales patterns.

A substantial portion of our quarterly sales have historically been made in the last month of the quarter. This uneven sales pattern makes prediction of revenues for each financial period difficult and increases the risk of unanticipated variations in quarterly results and financial condition. In addition, our operating results tend to vary seasonally. For example, demand in the retail sector of the PC market is often stronger during the fourth quarter as a result of the winter holiday season and weaker in the first quarter. European sales are often weaker during the summer months. Many of the factors that create and affect seasonal trends are beyond our control.

If essential equipment or materials are not available to manufacture our products, we could be materially adversely affected.

We purchase equipment and materials from a number of suppliers and our operations depend upon obtaining deliveries of adequate supplies of equipment and materials on a timely basis. From time to time, suppliers may extend lead times, limit supply to us or increase prices due to capacity constraints or other factors. Because some of the materials that we purchase are complex, it is difficult for us to substitute one supplier for another. Certain raw materials that are used in the manufacture of our products are available only from a limited number of suppliers.

For example, GLOBALFOUNDRIES manufacturing of our microprocessor products is largely dependent on one supplier of our silicon-on-insulator (SOI) wafers. We also depend on a limited number of foreign companies to supply the majority of certain types of integrated circuit packages for our microprocessor products. Similarly, certain non-proprietary materials or components such as memory, PCBs, substrates and capacitors used in the manufacture of our graphics products are currently available from only a limited number of sources and are often subject to rapid changes in price and availability. Interruption of supply or increased demand in the industry could cause shortages and price increases in various essential materials. The macroeconomic challenges affecting the global economy may impact our key suppliers who may reduce their output and become insolvent which may adversely impact our ability to procure key materials. If we are unable to procure certain of these materials, or our foundries are unable to procure materials for manufacturing our products, we would be materially adversely affected.

Our issuance to WCH of warrants to purchase 35,000,000 shares of our common stock, if and when exercised by WCH, will dilute the ownership interests of our existing stockholders, and the conversion of our 5.75% Notes and 6.00% Notes may dilute the ownership interest of our existing stockholders.

The warrants issued to WCH became exercisable in July 2009. Any issuance by us of additional shares to WCH upon exercise of the warrants will dilute the ownership interests of our existing stockholders. Any sales in the public market by WCH of any shares owned by WCH could adversely affect prevailing market prices of our common stock, and the anticipated exercise by WCH of the warrants we issued to WCH could depress the price of our common stock.

Moreover, the conversion of our 5.75% Convertible Senior Notes due 2012, or 5.75% Notes, and remaining 6.00% Notes may dilute the ownership interests of our existing stockholders. The conversion of the 5.75% Notes and the 6.00% Notes could have a dilutive effect on our earnings per share to the extent that the price of our common stock exceeds the conversion price of the 5.75% Notes and 6.00% Notes. Any sales in the public market of our common stock issuable upon conversion of the 5.75% Notes or 6.00% Notes could adversely affect prevailing market prices of our common stock. In addition, the conversion of the 5.75% Notes or 6.00% Notes into cash and shares of our common stock could depress the price of our common stock.

If our products are not compatible with some or all industry-standard software and hardware, we could be materially adversely affected.

Our products may not be fully compatible with some or all industry-standard software and hardware. Further, we may be unsuccessful in correcting any such compatibility problems in a timely manner. If our customers are unable to achieve compatibility with software or hardware after our products are shipped in volume, we could be materially adversely affected. In addition, the mere announcement of an incompatibility problem relating to our products could have a material adverse effect on us.

Costs related to defective products could have a material adverse effect on us.

Products as complex as those we offer may contain defects or failures when first introduced or when new versions or enhancements to existing products are released. We cannot assure you that, despite our testing procedures, errors will not be found in new products or releases after commencement of commercial shipments in the future, which could result in loss of or delay in market acceptance of our products, material recall and replacement costs, delay in recognition or loss of revenues, writing down the inventory of defective products, the diversion of the attention of our engineering personnel from product development efforts, defending against litigation related to defective products or related property damage or personal injury, and damage to our reputation in the industry and could adversely affect our relationships with our customers. In addition, we may have difficulty identifying the end customers of the defective products in the field. As a result, we could incur substantial costs to implement modifications to correct defects. Any of these problems could materially adversely affect us.

We could be subject to potential product liability claims if one of our products causes, or merely appears to have caused, an injury. Claims may be made by consumers or others selling our products, and we may be subject to claims against us even if an alleged injury is due to the actions of others. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business.

Our receipt of royalty revenues is dependent upon being designed into third-party products and the success of those products.

Our graphics technology for game consoles is used in the Nintendo Wii and Microsoft Xbox 360 game consoles. The revenues that we receive from these products are in the form of non-recurring engineering fees charged for design and development services, as well as royalties paid to us by Nintendo and Microsoft. Our royalty revenues are directly related to the sales of these products and reflective of their success in the market. If Nintendo or Microsoft does not include our graphics technology in future generations of their game consoles, our revenues from royalties would decline significantly. Moreover, we have no control over the marketing efforts of Nintendo and Microsoft and we cannot make any assurances that sales of those products will achieve expected levels in the current or future fiscal years. Consequently, the revenues from royalties expected by us from these products may not be fully realized, and our operating results may be adversely affected.

Our inability to continue to attract and retain qualified personnel may hinder our product development programs.

Our future success depends upon the continued service of numerous qualified engineering, manufacturing, marketing, sales and executive personnel. If we are not able to continue to attract, retain and motivate qualified personnel necessary for our business, the progress of our product development programs could be hindered, and we could be materially adversely affected.

If we fail to maintain the efficiency of our supply chain as we respond to increases or changes in customer demand for our products, our business could be materially adversely affected.

Our ability to meet customer demand for our products depends, in part, on our ability to deliver the products our customers want on a timely basis. Accordingly, we rely on our supply chain for the manufacturing, distribution and fulfillment of our products. As we continue to grow our business, acquire new OEM customers and strengthen relationships with existing OEM customers, the efficiency of our supply chain will become increasingly important because OEMs tend to have specific requirements for particular products, and specific time-frames in which they require delivery of these products.

We outsource to third parties certain supply-chain logistics functions, including portions of our product distribution and transportation management, and co-source some information technology services.

We rely on third-party providers to operate our regional product distribution centers and to manage the transportation of our work-in-process and finished products among our facilities and to our customers. In addition, we rely on third parties to provide certain information technology services to us, including helpdesk support, desktop application services, business and software support applications, server and storage administration, data center operations, database administration, and voice, video and remote access. Our relationships with these providers are governed by fixed term contracts. We cannot guarantee that these providers will fulfill their respective responsibilities in a timely manner in accordance with the contract terms, in which case our internal operations and the distribution of our products to our customers could be materially adversely affected. Also, we cannot guarantee that our contracts with these third-party providers will be renewed, in which case we would have to transition these functions in-house or secure new providers, which could have a material adverse effect on us if the transition is not executed appropriately.

Uncertainties involving the ordering and shipment of our products could materially adversely affect us.

We typically sell our products pursuant to individual purchase orders. We generally do not have long-term supply arrangements with our customers or minimum purchase requirements except that orders generally must be for standard pack quantities. Generally, our customers may cancel orders more than 30 days prior to shipment without incurring significant fees. We base our inventory levels on customers’ estimates of demand for their products, which may not accurately predict the quantity or type of our products that our customers will want in the future or ultimately end up purchasing. Our ability to forecast demand is even further complicated when we sell indirectly through distributors, as our forecasts for demand are then based on estimates provided by multiple parties. Moreover, PC and consumer markets are characterized by short product lifecycles, which can lead to rapid obsolescence and price erosion. In addition, our customers may change their inventory practices on short notice for any reason. We may build inventories during periods of anticipated growth, and the cancellation or deferral of product orders or overproduction due to failure of anticipated orders to materialize, could result in excess or obsolete inventory, which could result in write-downs of inventory and an adverse effect on profit margins. Factors that may result in excess or obsolete inventory, which could result in write-downs of the value of our inventory, a reduction in the average selling price, and/or a reduction in our gross margin include:

•	a sudden and significant decrease in demand for our products;

•	a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements;

•	a failure to estimate accurately customer demand for our older products as our new products are introduced; or

•	our competitors taking aggressive pricing actions.

Because market conditions are uncertain, these and other factors could materially adversely affect us.

Our reliance on third-party distributors and add-in-board partners (AIBs) subjects us to certain risks.

We market and sell our products directly and through third-party distributors and AIBs pursuant to agreements that can generally be terminated for convenience by either party upon prior notice to the other party. These agreements are non-exclusive and permit both our distributors and AIBs to offer our competitors’ products. We are dependent on our distributors and AIBs to supplement our direct marketing and sales efforts. If any significant distributor or AIB or a substantial number of our distributors or AIBs terminated their relationship with us or decided to market our competitors’ products over our products, our ability to bring our products to market would be impacted and we would be materially adversely affected.

Additionally, distributors and AIBs typically maintain an inventory of our products. In most instances, our agreements with distributors protect their inventory of our products against price reductions, as well as provide return rights for any product that we have removed from our price book and that is not more than twelve months older than the manufacturing code date. Some agreements with our distributors also contain standard stock rotation provisions permitting limited levels of product returns. Our agreements with AIBs protect their inventory of our products against price reductions. We defer the gross margins on our sales to distributors and AIBs, resulting from both our deferral of revenue and related product costs, until the applicable products are re-sold by the distributors or the AIBs. However, in the event of a significant decline in the price of our products, the price protection rights we offer to our distributors and AIBs would materially adversely affect us because our revenue would decline.

Failures in the global credit markets have impacted and may continue to impact the liquidity of our auction rate securities.

As of March 27, 2010, the par value of all our auction rate securities, or ARS, was $157 million with an estimated fair value of $150 million. As of March 27, 2010, our investments in ARS included approximately $57 million of student loan ARS and $34 million of municipal and corporate ARS. The uncertainties in the credit markets have affected all of our ARS and auctions for these securities have failed to settle on their respective settlement dates. The auctions failed because there was insufficient demand for these securities. A failed auction does not represent a default by the issuer of the ARS. For each unsuccessful action, the interest rate is reset based on a formula set forth in each security, which is generally higher than the current market unless subject to an interest rate cap. When auctions for these securities fail, the investments may not be readily convertible to cash until a future auction of these investments is successful, a buyer is found outside of the auction process, the issuers of the ARS establish a different form of financing to replace these securities or redeem them, or final payment is due according to contractual maturities (currently, ranging from 17 to 42 years for our ARS). Although we have had some limited redemptions since the failed auctions began, the liquidity of these investments has been impacted.

While we believe that the current illiquidity of these investments is temporary, we cannot predict with certainty when liquidity in the ARS market will return. If this market illiquidity continues or worsens, we may be required to record additional impairment charges with respect to these investments in the future, which could adversely impact our results of operations.

As of March 27, 2010, we owned $61 million par value of ARS that we purchased from UBS prior to February 13, 2008. From June 30, 2010 through July 2, 2012, we have the right, but not the obligation, to sell, at par, these ARS to UBS. During the course of our exercise period with respect to the UBS ARS, UBS may not have financial resources to satisfy its financial obligations. In the event UBS cannot satisfy its financial obligations, we would no longer have the certainty as to the liquidity of these ARS.

Our operations in foreign countries are subject to political and economic risks and our worldwide operations are subject to natural disasters, which could have a material adverse effect on us.

We maintain operations around the world, including in the United States, Canada, Europe and Asia. We rely on GLOBALFOUNDRIES for our wafer fabrication capacity for microprocessors. Currently, GLOBALFOUNDRIES manufactures our products in facilities that are located in Germany. Nearly all product assembly and final testing of our microprocessor products is performed at manufacturing facilities in China, Malaysia and Singapore. In addition, our graphics and chipset products are manufactured, assembled and tested by independent third parties in the Asia-Pacific region and inventory related to those products is stored there, particularly in Taiwan. We also have international sales operations and as part of our business strategy, we are continuing to seek expansion of product sales in high growth markets. International sales as a percent of net revenue were 88% for the first quarter of 2010. We expect that international sales will continue to be a significant portion of total sales in the foreseeable future.

The political and economic risks associated with our operations in foreign countries include, without limitation:

•	expropriation;

•	changes in a specific country’s or region’s political or economic conditions;

•	changes in tax laws, trade protection measures and import or export licensing requirements;

•	difficulties in protecting our intellectual property;

•	difficulties in achieving headcount reductions;

•	changes in foreign currency exchange rates;

•	restrictions on transfers of funds and other assets of our subsidiaries between jurisdictions;

•	changes in freight and interest rates;

•	disruption in air transportation between the United States and our overseas facilities;

•	loss or modification of exemptions for taxes and tariffs; and

•	compliance with U.S. laws and regulations related to international operations, including export control regulations and the Foreign Corrupt Practices Act.

In addition, our worldwide operations could be subject to natural disasters such as earthquakes and volcanic eruptions that disrupt manufacturing or other operations. For example, our Silicon Valley operations are located near major earthquake fault lines in California. Any conflict or uncertainty in the countries in which we operate, including public health or safety, natural disasters or general economic factors, could have a material adverse effect on our business. Any of the above risks, should they occur, could result in an increase in the cost of components, production delays, general business interruptions, delays from difficulties in obtaining export licenses for certain technology, tariffs and other barriers and restrictions, potentially longer payment cycles, potentially increased taxes, restrictions on the repatriation of funds and the burdens of complying with a variety of foreign laws, any of which could ultimately have a material adverse effect on us.

Worldwide economic and political conditions may adversely affect demand for our products.

Worldwide economic conditions may adversely affect demand for our products. Also, the occurrence and threat of terrorist attacks and the consequences of sustained military action in the Middle East have in the past, and may in the future, adversely affect demand for our products. Terrorist attacks may negatively affect our operations, directly or indirectly, and such attacks or related armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive, which could materially adversely affect us.

The United States has been and may continue to be involved in armed conflicts that could have a further impact on our sales and our supply chain. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of armed conflicts are unpredictable and we may not be able to foresee events that could have a material adverse effect on us.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on us and also may result in volatility of the market price for our securities.

Unfavorable currency exchange rate fluctuations could continue to adversely affect us.

We have costs, assets and liabilities that are denominated in foreign currencies, primarily the euro and Canadian dollar. As a consequence, movements in exchange rates could cause our foreign currency denominated expenses to increase as a percentage of revenue, affecting our profitability and cash flows. In the past, the value of the U.S. dollar has fallen significantly, leading to increasingly unfavorable currency exchange rates on foreign denominated expenses. Whenever we believe appropriate, we hedge a portion of our short-term foreign currency exposure to protect against fluctuations in currency exchange rates. We determine our total foreign currency exposure using projections of long-term expenditures for items such as payroll. We cannot assure you that these activities will be effective in reducing foreign exchange rate exposure. Failure to do so could have an adverse effect on our business, financial condition, results of operations and cash flow. In addition, the majority of our product sales are denominated in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the local currency can cause increases or decreases in the cost of our products in the local currency of such customers. An appreciation of the U.S. dollar relative to the local currency could reduce sales of our products.

Our inability to effectively control the sales of our products on the gray market could have a material adverse effect on us.

We market and sell our products directly to OEMs and through authorized third-party distributors. From time to time, our products are diverted from our authorized distribution channels and are sold on the “gray market.” Gray market products result in shadow inventory that is not visible to us, thus making it difficult to forecast demand accurately. Also, when gray market products enter the market, we and our distribution channel compete with these heavily discounted gray market products, which adversely affects demand for our products and negatively impact our margins. In addition, our inability to control gray market activities could result in customer satisfaction issues because any time products are purchased outside our authorized distribution channel there is a risk that our customers are buying counterfeit or substandard products, including products that may have been altered, mishandled or damaged, or used products represented as new.

If we cannot adequately protect our technology or other intellectual property in the United States and abroad, through patents, copyrights, trade secrets, trademarks and other measures, we may lose a competitive advantage and incur significant expenses.

We rely on a combination of protections provided by contracts, including confidentiality and nondisclosure agreements, copyrights, patents, trademarks and common law rights, such as trade secrets, to protect our intellectual property. However, we cannot assure you that we will be able to adequately protect our technology or other intellectual property from third-party infringement or from misappropriation in the United States and abroad. Any patent licensed by us or issued to us could be challenged, invalidated or circumvented or rights granted there under may not provide a competitive advantage to us. Furthermore, patent applications that we file may not result in issuance of a patent or, if a patent is issued, the patent may not be issued in a form that is advantageous to us. Despite our efforts to protect our intellectual property rights, others may independently develop similar products, duplicate our products or design around our patents and other rights. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property on a worldwide basis in a cost-effective manner. In jurisdictions where foreign laws provide less intellectual property protection than afforded in the United States and abroad, our technology or other intellectual property may be compromised, and we would be materially adversely affected.

We are party to litigation and may become a party to other claims or litigation that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our products.

From time to time we are a defendant or plaintiff in various legal actions. We also sell products to consumers, which could increase our exposure to consumer actions such as product liability claims. On occasion, we receive claims that individuals were allegedly exposed to substances used in our former semiconductor wafer manufacturing facilities and that this alleged exposure caused harm. Litigation can involve complex factual and legal questions, and its outcome is uncertain. Any claim that is successfully asserted against us may result in the payment of damages that could be material to us.

With respect to intellectual property litigation, from time to time, we have been notified, or third parties may bring or have brought actions against us, based on allegations that we are infringing the intellectual property rights of others. If any such claims are asserted against us, we may seek to obtain a license under the third party’s intellectual property rights. We cannot assure you that we will be able to obtain all of the necessary licenses on satisfactory terms, if at all. In the event that we cannot obtain a license, these parties may file lawsuits against us seeking damages (potentially up to and including treble damages) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted, which could result in our having to stop the sale of some of our products or to increase the costs of selling some of our products or could damage our reputation. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture and sale of some or all of our products, would have a material adverse effect on us. We could decide, in the alternative, to redesign our products or to resort to litigation to challenge such claims. Such challenges could be extremely expensive and time-consuming regardless of their merit, cause delays in product release or shipment, and could have a material adverse effect on us. We cannot assure you that litigation related to our intellectual property rights or the intellectual property rights of others can always be avoided or successfully concluded.

Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations, which could have a material adverse effect on us.

Certain individuals have been charged by federal authorities with illegally trading in our stock using certain AMD confidential information.

On January 7, 2010, Anil Kumar, a former senior partner of McKinsey & Company, pled guilty to conspiracy and securities fraud charges. Mr. Kumar allegedly provided confidential information about us to a person who has been charged by federal authorities with illegally trading in our stock on the basis of that confidential information. To date, we have not been and, to our knowledge, none of our current or former executives or employees have been, charged or otherwise identified as targets or subjects in connection with ongoing proceedings relating to this matter. At this time, we cannot give any assurances as to whether any facts that may be discovered during the proceedings relating to this matter will be damaging to our business, results of operations or reputation.

We are subject to a variety of environmental laws that could result in liabilities.

Our operations and properties have in the past and continue to be subject to various United States and foreign environmental laws and regulations, including those relating to materials used in our products and manufacturing processes, discharge of pollutants into the environment, the treatment, transport, storage and disposal of solid and hazardous wastes, and remediation of contamination. These laws and regulations require us to obtain permits for our operations, including the discharge of air pollutants and wastewater. Although our management systems are designed to maintain compliance, we cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with any of them, a range of consequences could result, including fines, suspension of production, alteration of manufacturing processes, import/export restrictions, sales limitations, criminal and civil liabilities or other sanctions. We could also be held liable for any and all consequences arising out of exposure to hazardous materials used, stored, released, disposed of by us or located at, under or emanating from our facilities or other environmental or natural resource damage.

Certain environmental laws, including the U.S. Comprehensive, Environmental Response, Compensation and Liability Act of 1980, or the Superfund Act, impose strict, and under certain circumstances, joint and several liability on current and previous owners or operators of real property for the cost of removal or remediation of hazardous substances and impose liability for damages to natural resources. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances. These environmental laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated. Such persons can be responsible for cleanup costs even if they never owned or operated the contaminated facility. We have been named as a responsible party at three Superfund sites in Sunnyvale, California. Although we have not yet been, we could be named a potentially responsible party at other Superfund or contaminated sites in the future. In addition, contamination that has not yet been identified could exist at our other facilities.

Environmental laws are complex, change frequently and have tended to become more stringent over time. For example, the European Union (EU) and China are two among a growing number of jurisdictions that have enacted in recent years restrictions on the use of lead, among other chemicals, in electronic products. These regulations affect semiconductor packaging. There is a risk that the cost, quality and manufacturing yields of lead-free products may be less favorable compared to lead-based products or that the transition to lead-free products may produce sudden changes in demand, which may result in excess inventory. Other regulatory requirements potentially affecting our back-end manufacturing processes and the design and marketing of our products are in development throughout the world. For example, the EU is considering market entry requirements for computers based on certain energy efficiency standards as well as additional limits. The currently proposed requirements could potentially be approved and implemented as early as the fourth quarter of 2011. If such requirements are implemented in the proposed time frame and to the proposed specification, there is the potential for certain of our microprocessor, chipset and GPU products, as incorporated in desktop and mobile PCs, being excluded from the EU market, which could materially adversely affect us. While we have budgeted for foreseeable expenditures associated with environmental health and safety requirements, we cannot assure you that future environmental legal requirements will not become more stringent or costly in the future. Therefore, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past and future releases of, or exposure to, regulated materials will not have a material adverse effect on us.

Our business is subject to potential tax liabilities.

We are subject to income taxes in the United States, Canada and other foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, we cannot assure you that the final determination of any tax audits and litigation will not be materially different from that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, there could be a material adverse effect on our cash, income tax provision and net income in the period or periods for which that determination is made.

Risks related to the notes

If you do not exchange your notes pursuant to this exchange offer, you may never be able to sell your notes.

It may be difficult for you to sell notes that are not exchanged in the exchange offer. Those notes may not be offered or sold unless they are registered and there are exemptions from the registration requirements under the Securities Act and applicable state securities laws.

If you do not tender your private notes or if we do not accept some of your private notes, those notes will continue to be subject to the transfer and exchange restrictions in:

•	the indenture;

•	the legend on the private notes; and

•	the offering circular relating to the private notes.

The restrictions on transfer of your private notes arise because we issued the private notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the private notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold pursuant to an exemption from such requirements. We do not intend to register the private notes under the Securities Act. To the extent private notes are tendered and accepted in the exchange offer, the trading market, if any, for the private notes would be adversely affected.

We have a substantial amount of indebtedness which could adversely affect our financial position and prevent us from fulfilling our obligations under the notes.

We currently have a substantial amount of indebtedness. As of March 27, 2010, we had consolidated Debt (see definition in the “Description of notes”) of $3.1 billion ($3.3 billion principal amount), which includes $448 million of obligations (not including our portion of accrued interest and expenses related to such guaranteed obligations) for which we and GLOBALFOUNDRIES are co-guarantors not reflected on our consolidated balance sheet.

Our substantial indebtedness may:

•	make it difficult for us to satisfy our financial obligations, including making scheduled principal and interest payments;

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions and general corporate and other purposes;

•	limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general corporate purposes;

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions, such as those that we are currently experiencing.

The notes are unsecured and effectively subordinated to our existing and future secured indebtedness.

The notes are unsecured obligations, ranking effectively junior in right of payment to all of our existing and future secured debt. Other than capital lease obligations of our subsidiaries, as of March 27, 2010, we had no secured indebtedness. The indenture governing the notes permits the incurrence of additional debt, some of which may be secured. In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any secured indebtedness will be entitled to be paid in full to the extent of the assets securing such debt before any payment is made with respect to the notes. As a result, holders of the notes may receive less from our assets, ratably, than holders of our secured indebtedness.

The notes are structurally subordinated to all indebtedness and other liabilities, including trade payables, of our subsidiaries.

We conduct a substantial portion of our operations, including our international operations, through our subsidiaries. In the event of our bankruptcy or the bankruptcy of any of our subsidiaries, the holders of their liabilities, indebtedness and trades payables will generally be entitled to payment of their claim from the assets of the affected subsidiaries before those assets are made available for distribution to us. As a result, the claims of holders of the notes rank effectively junior to the claims of all of the creditors of our subsidiaries, including trade creditors and holders of debt guaranteed by such subsidiaries. If any indebtedness of our subsidiaries were to be accelerated, we cannot assure you that the assets of such subsidiaries remaining after payment of such indebtedness and other liabilities would be sufficient to repay our indebtedness in full, including the notes. In addition, the indenture governing the notes permits, subject to certain limitations, our subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

GLOBALFOUNDRIES and its subsidiaries are not subsidiaries of AMD. Accordingly, the assets and cash flows of GLOBALFOUNDRIES and its subsidiaries cannot be relied upon for repayment of the notes. In addition, our equity interest in GLOBALFOUNDRIES is structurally junior to all indebtedness and other liabilities of GLOBALFOUNDRIES and its subsidiaries.

We and our subsidiaries may be able to incur substantially more debt, including secured debt, in the future.

We and our subsidiaries may incur significant additional debt, including secured debt, in the future. Although the indenture governing the notes contains restrictions on the incurrence of additional debt, these restrictions are subject to a number of important exceptions, and debt incurred in compliance with these restrictions could be substantial. The additional debt that we and our subsidiaries expect to obtain in the future could intensify the risk that we may not be able to fulfill our obligations under the notes.

We may not be able to generate sufficient cash to service our debt obligations, including our obligations under the notes.

Our ability to make payments on and to refinance our debt, including the notes, will depend on our financial and operating performance, which may fluctuate significantly from quarter to quarter, and is subject to prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We cannot assure you that we will be able to generate sufficient cash flow or that we will be able to borrow funds in amounts sufficient to enable us to service our debt or to meet our working capital requirements. If we are not able to generate sufficient cash flow from operations or to borrow sufficient funds to service our debt, we may be required to sell assets or equity, reduce expenditures, refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or equity or borrow more funds on terms acceptable to us, if at all.

Changes in the financial and credit markets or in our credit ratings could adversely affect the market prices of the notes.

The future market prices of the notes will depend on a number of factors, including:

•	the prevailing interest rates being paid by companies similar to us;

•	our ratings with major credit rating agencies; and

•	the overall condition of the financial and credit markets.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the market prices of the notes. In addition, credit rating agencies continually revise their ratings for companies that they follow, including us. Credit ratings are not recommendations to purchase, hold or sell the notes. We cannot assure you that any credit rating agencies that rate the notes will maintain their ratings on the notes. A negative change in our rating could have an adverse effect on the market price of the notes.

Our debt instruments impose restrictions on us that may adversely affect our ability to operate our business.

The indenture governing the notes contains various covenants which limit our ability to:

•	incur additional indebtedness;

•	pay dividends and make other restricted payments;

•	make certain investments, including investments in our unrestricted subsidiaries;

•	create or permit certain liens;

•	create or permit restrictions on the ability of certain restricted subsidiaries to pay dividends or make other distributions to us;

•	use the proceeds from sales of assets;

•	enter into certain types of transactions with affiliates; and

•	consolidate or merge or sell our assets as an entirety or substantially as an entirety.

In addition, the guarantee agreement related to the Euro 700 Million Term Loan Facility Agreement for AMD Fab 36 Limited Liability Company & Co. KG (the “Fab 36 Term Loan Agreement”) that we transferred to GLOBALFOUNDRIES contains restrictive covenants that require us to maintain specified financial ratios when group consolidated cash is below specified amounts. Our ability to satisfy these financial ratios and tests can be affected by events beyond our control. We cannot assure you that we will meet those requirements. A breach of any of these financial ratios or tests could result in a default under the Fab 36 Term Loan Agreement.

The agreements governing our borrowing arrangements contain cross-default provisions whereby a default under one agreement would likely result in cross defaults under agreements covering other borrowings. For example, the occurrence of a default with respect to any indebtedness or any failure to repay debt when due in an amount in excess of $50 million would cause a cross default under the indentures governing our 5.75% Convertible Senior Notes due 2012, or the 5.75% Notes, and 6.00% Convertible Senior Notes due 2015, or the 6.00% Notes. The occurrence of a default under any of these borrowing arrangements would permit the applicable note holders to declare all amounts outstanding under those borrowing arrangements to be immediately due and payable. If the note holders or the trustee under the indentures governing our 5.75% Notes or 6.00% Notes accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings and our other indebtedness.

In the event of a change of control, we may not be able to repurchase the notes as required by the indenture, which would result in a default under the indenture.

Upon a change of control under the indenture, we are required to offer to repurchase all of the notes then outstanding at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, up to, but excluding, the repurchase date. Certain of our existing debt agreements provide that certain change of control events will be a default under the respective agreement that will permit the lenders thereunder to accelerate the maturity of all borrowings thereunder and terminate commitments to lend thereunder. Moreover, the indentures governing our 5.75% Notes and 6.00% Notes require us to offer to repurchase these securities upon certain change of control events. As of March 27, 2010, the aggregate outstanding principal amount of the outstanding 5.75% Notes and 6.00% Notes was $2,271 million. Any of our future debt agreements may contain similar provisions. We cannot assure you that we will have the financial resources to repurchase your notes, particularly if that change of control event triggers a similar repurchase requirement for, or results in the acceleration of our outstanding notes or other indebtedness.

You cannot be sure that an active trading market will develop for the notes.

The exchange notes are a new issue of securities for which there is no active trading market. The initial purchaser of the private notes has advised us that it presently intends to make a market in the exchange notes as permitted by applicable law. The initial purchaser is not obligated, however, to make a market in the exchange notes and any such market-making may be discontinued at any time at the sole discretion of the initial purchaser. In addition, the liquidity of the trading market in the notes and the market prices quoted for the notes may be adversely affected by changes in the overall market for high-yield securities and by changes in our financial performance or prospects, or in the prospects of the companies in our industry. As a result, you cannot be sure that an active trading market will develop for the exchange notes.

Certain covenants contained in the indenture are not be applicable during any period in which the notes are rated investment grade.

The indenture governing the notes provides that certain covenants will not apply to us during any period in which the notes are rated investment grade by both Standard & Poor’s and Moody’s and no default has otherwise occurred and is continuing under the indenture. The covenants that would be suspended include, among others, limitations on and our restricted subsidiaries’ ability to pay dividends, incur indebtedness, sell certain assets and enter into certain other transactions. Any actions that we take while these covenants are not in force will be permitted even if the notes are subsequently downgraded below investment grade and such covenants are subsequently reinstated. There can be no assurance that the notes will ever be rated investment grade, or that if they are rated investment grade, the notes will maintain such ratings. See “Description of the notes—Certain covenants—Covenant suspension.”

The notes were issued with original issue discount for U.S. federal income tax purposes.

The notes were issued with original issue discount (“OID”) for United States federal income tax purposes. U.S. Holders (as defined in “Material U.S. federal income tax considerations”) will generally be required to include any OID in gross income (as ordinary income) on a constant yield basis for United States federal income tax purposes in advance of the receipt of cash payments to which such income is attributable and regardless of such U.S. Holders’ method of tax accounting. For more information, see “Material U.S. federal income tax considerations.”

If we file a bankruptcy petition, or if a bankruptcy petition is filed against us, you may receive a lesser amount for your claim under the notes than you would have been entitled to receive under the indenture governing the notes.

If we file a bankruptcy petition under the United States Bankruptcy Code after the issuance of the notes, or if such a bankruptcy petition is filed against us, your claim against us for the principal amount of your notes may be limited to an amount equal to:

•	the original issue price for the notes; and

•	the portion of original issue discount that does not constitute “unmatured interest” for purposes of the United States Bankruptcy Code.

Any original issue discount that was not amortized as of the date of any bankruptcy filing would constitute unmatured interest. Accordingly, under these circumstances, you may receive a lesser amount than you would have been entitled to receive under the terms of the indenture governing the notes, even if sufficient funds are available.

The exchange offer

Purpose of the exchange offer

We issued $500 million aggregate principal amount of the private notes on November 30, 2009 to J.P. Morgan Securities Inc. and Citadel Securities LLC, the initial purchasers, pursuant to a purchase agreement. The initial purchasers subsequently sold the private notes to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, in reliance on Rule 144A, and outside the United States under Regulation S of the Securities Act. As a condition to the sale of the private notes, we entered into a registration rights agreement with the initial purchasers on November 30, 2009. Pursuant to the registration rights agreement, we agreed that we would:

(1)	file an exchange offer registration statement with the SEC;

(2)	use our commercially reasonable efforts to have the exchange offer registration statement declared effective by the SEC;

(3)	commence the exchange offer promptly after the exchange offer registration statement is declared effective by the SEC; and

(4)	use our commercially reasonable efforts to consummate the exchange offer on or before August 27, 2010.

Upon the effectiveness of the exchange offer registration statement, we will offer the exchange notes in exchange for the private notes. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Resale of the exchange notes

Based upon an interpretation by the staff of the SEC contained in no-action letters issued to third parties, we believe that you may exchange private notes for exchange notes in the ordinary course of business. For further information on the SEC’s position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. You will be allowed to resell exchange notes to the public without further registration under the Securities Act and without delivering to purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act so long as you do not participate, do not intend to participate, and have no arrangement with any person to participate, in a distribution of the exchange notes. However, the foregoing does not apply to you if you are: a broker-dealer who purchased the exchange notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act; or you are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act.

In addition, if you are a broker-dealer, or you acquire exchange notes in the exchange offer for the purpose of distributing or participating in the distribution of the exchange notes, you cannot rely on the position of the staff of the SEC contained in the no-action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

Each broker-dealer that receives exchange notes for its own account in exchange for private notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal for use in connection with any such resale will state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for private notes which the broker-dealer acquired as a result of market-making or other trading activities.

Terms of the exchange offer

Upon the terms and subject to the conditions described in this prospectus, we will accept any and all private notes validly tendered and not withdrawn before the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding private notes surrendered pursuant to the exchange offer. You may tender private notes only in denominations of $2,000 and integral multiples of $1,000.

The form and terms of the exchange notes are the same as the form and terms of the private notes except that:

•	we will register the exchange notes under the Securities Act and, therefore, the exchange notes will not bear legends restricting their transfer; and

•

holders of the exchange notes will not be entitled to any of the rights of holders of private notes under the registration rights agreement, which rights will terminate upon the completion of the exchange offer.

The exchange notes will evidence the same debt as the private notes and will be issued under the same indenture, so the exchange notes and the private notes will be treated as a single class of debt securities under the indenture.

As of the date of this prospectus, $500,000,000 in aggregate principal amount of the private notes is outstanding and registered in the name of Cede & Co., as nominee for The Depository Trust Company. Only registered holders of the private notes, or their legal representative or attorney-in-fact, as reflected on the records of the trustee under the indenture, may participate in the exchange offer. We will not set a fixed record date for determining registered holders of the private notes entitled to participate in the exchange offer.

You do not have any appraisal or dissenters’ rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC.

We will be deemed to have accepted validly tendered private notes when, as and if we had given oral or written notice of acceptance to the Exchange Agent. The Exchange Agent will act as your agent for the purposes of receiving the exchange notes from us.

If you tender private notes in the exchange offer you will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of private notes pursuant to the exchange offer. We will pay all charges and expenses, other than the applicable taxes described below under “—Fees and expenses,” in connection with the exchange offer.

Expiration date; Extensions; Amendments

The term “expiration date” will mean 5:00 p.m., New York City time on                 , 2010, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” will mean the latest date and time to which we extend the exchange offer.

To extend the exchange offer, we will notify the Exchange Agent and each registered holder of any extension in writing by a press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. The notice of extension will disclose the aggregate principal amount of the private notes that have been tendered as of the date of such notice.

We reserve the right, in our reasonable discretion:

•	to delay accepting any private notes due to an extension of the exchange offer; or

•	if any conditions listed below under “—Conditions” are not satisfied, to terminate the exchange offer in each case by giving written notice of the delay, extension or termination to the Exchange Agent and by press release or public announcement.

We will follow any delay in acceptance, extension or termination as promptly as practicable by written notice to the registered holders by a press release or other public announcement. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders. We will also extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure, if the exchange offer would otherwise expire during the five to ten business day period.

Interest on the exchange notes

The exchange notes will bear interest at the same rate and on the same terms as the private notes. Consequently, the exchange notes will bear interest at a rate equal to 8.125% per annum (calculated using a 360-day year). Interest will be payable on the exchange notes semi-annually on each June 15 and December 15.

Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the private notes. We will deem the right to receive any interest accrued but unpaid on the private notes waived by you if we accept your private notes for exchange.

Procedures for Tendering

If you are a DTC, Euroclear or Clearstream participant that has private notes which are credited to your DTC, Euroclear or Clearstream account by book-entry and which are held of record by DTC, Euroclear or Clearstream’s nominee, as applicable, you may tender your private notes by book-entry transfer as if you were the record holder. Because of this, references herein to registered or record holders include DTC, Euroclear and Clearstream participants with private notes credited to their accounts. If you are not a DTC, Euroclear or Clearstream participant, you may tender your private notes by book-entry transfer by contacting your broker, dealer or other nominee or by opening an account with a DTC, Euroclear or Clearstream participant, as the case may be.

To tender private notes in the exchange offer, you must:

•	comply with DTC’s Automated Tender Offer Program (“ATOP”) procedures described below; and

•

the Exchange Agent must receive a timely confirmation of a book-entry transfer of the private notes into its account at DTC through ATOP pursuant to the procedure for book-entry transfer described below, along with a properly transmitted agent’s message, before the expiration date.

Participants in DTC’s ATOP program must electronically transmit their acceptance of the exchange by causing DTC to transfer the private notes to the Exchange Agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send an agent’s message to the Exchange Agent. With respect to the exchange of the private notes, the term “agent’s message” means a message transmitted by DTC, received by the Exchange Agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its ATOP that is tendering private notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus; and

•	the Company may enforce the agreement against such participant.

Participants in Euroclear’s or Clearstream’s book-entry transfer facility system must electronically transmit their acceptance of the exchange to Euroclear or Clearstream. The receipt of such electronic acceptance instruction by Euroclear or Clearstream will be acknowledged in accordance with the standard practices of such book-entry transfer facility and will result in the blocking of such private notes in that book-entry transfer facility. By blocking such private notes in the relevant book-entry transfer facility, each holder of private notes will be deemed to consent to have the relevant book-entry transfer facility provide details concerning such holder’s identity to the Exchange Agent. The receipt of an electronic instruction by Euroclear or Clearstream shall mean:

•

Euroclear or Clearstream, as applicable, has received an express acknowledgment from a participant in Euroclear or Clearstream, as the case may be, that such participant is tendering private notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus; and

•	the Company may enforce the agreement against such participant.

Your tender, if not withdrawn before the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions described in this prospectus.

DTC, Euroclear and Clearstream are collectively referred to herein as the “book-entry transfer facilities” and, individually as a “book-entry transfer facility.”

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered private notes, which determination will be final and binding. We reserve the absolute right to reject any and all private notes not properly tendered or any private notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular private notes. Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. Unless waived, you must cure any defects or irregularities in connection with tenders of private notes within the time we determine. Although we intend to notify you of defects or irregularities with respect to tenders of private notes, neither we, the Exchange Agent nor any other person will incur any liability for failure to give you that notification. Unless waived, we will not deem tenders of private notes to have been made until you cure the defects or irregularities.

While we have no present plan to acquire any private notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any private notes that are not tendered in the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any private notes that remain outstanding after the expiration date. We also reserve the right to terminate the exchange offer, as described below under “—Conditions,” and, to the extent permitted by applicable law, purchase private notes in the open market, in privately negotiated transactions or otherwise. The terms of any of those purchases or offers could differ from the terms of the exchange offer.

If you wish to tender private notes in exchange for exchange notes in the exchange offer, we will require you to represent that:

•	the private notes are, at the time of acceptance, and will continue to be, until exchanged in this offer, held by you;

•

you acknowledge that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of yours shall be binding upon your successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives and shall not be affected by, and shall survive, your death or incapacity (if an individual) or dissolution (if an entity);

•

you will, upon request, execute and deliver any documents deemed by the Company or the Exchange Agent to be necessary or desirable to complete the exchange of the private notes that are the subject of the electronic acceptance instruction;

•

you have full power and authority to tender, exchange, assign and transfer the private notes that are the subject of the electronic acceptance instruction and that when such notes are accepted for exchange by the Company, the notes will be transferred by you with full title guarantee free from all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right, together with all rights attached thereto;

•	you are not an affiliate of ours;

•	you will acquire any exchange notes in the ordinary course of your business;

•	you do not have an arrangement or understanding with any person to participate in the distribution of the exchange notes; and

•	at the time of completion of the exchange offer, you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.

You will be deemed to make such representations by tendering private notes in the exchange offer. In addition, in connection with the resale of exchange notes, any participating broker-dealer who acquired the private notes for its own account as a result of market-making or other trading activities acknowledges that it must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the notes, with this prospectus.

Book-entry transfer

The Exchange Agent will make a request to establish an account with respect to the private notes at DTC, as book-entry transfer facilities, for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the book entry transfer facility’s system may make book-entry delivery of private notes by causing the depositary to transfer the private notes into the Exchange Agent’s account at the facility in accordance with the facility’s procedures for such transfer.

In all cases, we will issue exchange notes for private notes that we have accepted for exchange under the exchange offer only after the Exchange Agent timely receives:

•	confirmation of book-entry transfer of your private notes into the Exchange Agent’s account at DTC; and

•	a properly transmitted agent’s message.

If we do not accept any tendered private notes for any reason set forth in the terms of the exchange offer, we will credit the non-exchanged private notes to your account maintained at the applicable book-entry transfer facility.

Withdrawal of tenders

You may withdraw your tender of private notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, the holder must cause to be transmitted to the Exchange Agent an agent’s message, which agent’s message must be received by the Exchange Agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, the Exchange Agent must receive a timely confirmation of book-entry transfer of the private notes out of the Exchange Agent’s account at DTC, under the applicable procedure for book-entry transfers described herein, along with a properly transmitted agent’s message, on or before the expiration date.

We will determine in our sole discretion all questions as to the validity, form and eligibility of the notices, and our determination will be final and binding on all parties. We will not deem any properly withdrawn private notes to have been validly tendered for purposes of the exchange offer, and we will not issue exchange notes with respect to those private notes, unless you validly retender the withdrawn private notes. You may retender properly withdrawn private notes by following the procedures described above under “—Procedures for Tendering” at any time before the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any private notes, and may terminate the exchange offer as provided in this prospectus before the acceptance of the private notes, if, in our reasonable judgment, the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC.

If we determine in our reasonable discretion that any of these conditions are not satisfied, we may

•	refuse to accept any private notes and return all tendered private notes to you;

•	extend the exchange offer and retain all private notes tendered before the exchange offer expires, subject, however, to your rights to withdraw the private notes; or

•	waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered private notes that have not been withdrawn.

If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will distribute to the registered holders of the private notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

Termination of rights

All of your rights under the registration rights agreement will terminate upon consummation of the exchange offer except with respect to our continuing obligations:

•	to indemnify you and parties related to you against liabilities, including liabilities under the Securities Act; and

•	to provide, upon your request, the information required by Rule 144A(d)(4) under the Securities Act to permit resales of the notes pursuant to Rule 144A.

Shelf registration

If:

(1)	we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy;

(2)	the exchange offer has not been completed by August 27, 2010; or

(3)	the exchange offer is not available to any holder of transfer restricted securities,

we will file with the SEC a shelf registration statement to cover resales of the private notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

For purposes of the preceding, “transfer restricted securities” means each private note until:

(1)	the date on which such note has been exchanged by a person other than a broker-dealer for an exchange note in the exchange offer;

(2)	following the exchange by a broker-dealer in the exchange offer of a private note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the exchange offer registration statement;

(3)	the date on which such private note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

(4)	the date on which such private note is distributed to the public pursuant to Rule 144 under the Securities Act.

Liquidated damages

If:

(1)	we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing; or

(2)	any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness; or

(3)	we fail to consummate the exchange offer on or before August 27, 2010; or

(4)	the shelf registration statement or the exchange offer registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales or exchanges of transfer restricted securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a “registration default”), then we will pay to each holder of the outstanding notes, as liquidated damages, for the period from the occurrence of the registration default (but only with respect to one registration default at any particular time) until such time as no registration default is in effect an amount per annum equal to 0.25% during the first 90-day period following the occurrence of such registration default which rate shall increase by an additional 0.25% during each subsequent 90-day period, up to a maximum of 1.00% in respect of the aggregate principal amount of transfer restricted securities held by such holder until the applicable registration statement is filed, the exchange offer registration statement is declared effective and the exchange offer is consummated or the shelf registration statement is declared effective or again becomes effective, as the case may be.

Exchange agent

We have appointed Wells Fargo Bank, National Association as Exchange Agent for the exchange offer. You should direct questions and requests for assistance and requests for additional copies of this prospectus to the Exchange Agent addressed as follows:

By Registered or Certified Mail:	By Hand Delivery:

Wells Fargo Bank, National Association	Wells Fargo Bank, National Association
625 Marquette Avenue	625 Marquette Avenue
MAC CODE: N9303-121	MAC CODE: N9303-121
Minneapolis, Minnesota 55402	Minneapolis, Minnesota 55402
Attention: Corporate Trust Administration	Attention: Corporate Trust Administration

By Overnight Delivery:	By Facsimile:

Wells Fargo Bank, National Association	(612) 667-9825
625 Marquette Avenue	Attention: Corporate Trust Administration
MAC CODE: N9303-121
Minneapolis, Minnesota 55402	Confirm by Telephone:
Attention: Corporate Trust Administration	(800) 344-5128

Delivery to an address other than the one stated above or transmission via a facsimile number other than the one stated above will not constitute a valid delivery.

Fees and expenses

We will bear the expenses of soliciting tenders. We have not retained any dealer manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

We will pay the cash expenses incurred in connection with the exchange offer which we estimate to be approximately $250,000. These expenses include registration fees, fees and expenses of the Exchange Agent and the trustee, accounting and legal fees and printing costs, among others.

We will pay all transfer taxes, if any, applicable to the exchange of notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the private notes pursuant to the exchange offer, then you must pay the amount of the transfer taxes.

Consequence of failures to exchange

Participation in the exchange offer is voluntary. We urge you to consult your financial and tax advisors in making your decisions on what action to take. Private notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, those private notes may be resold only:

•	to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

•	in a transaction meeting the requirements of Rule 144 under the Securities Act;

•	outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

•	in accordance with another exemption from the registration requirements of the Securities Act and based upon an opinion of counsel if we so request;

•	to us; or

•	pursuant to an effective registration statement.

In each case, the private notes may be resold only in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

Use of proceeds

The exchange offer satisfies an obligation under the registration rights agreement. We will not receive any cash proceeds from the exchange offer.

The net proceeds from the sale of the private notes were approximately $439 million after deducting original issue discount on the notes, the initial purchasers’ discounts and estimated transactions expenses payable by us. We used the net proceeds to repurchase a portion of the aggregate principal amount of our outstanding 5.75% Notes.

Capitalization

The following table sets forth our consolidated cash and capitalization as of March 27, 2010. This table should be read in conjunction with our consolidated financial statements and the related notes thereto and the section titled “Management’s discussion and analysis of financial condition and results of operations” in our Annual Report on Form 10-K for the fiscal year ended December 26, 2009 and our Quarterly Report on Form 10-Q for the three months ended March 27, 2010, which are incorporated by reference herein.

(in millions)	As of March 27, 2010
Cash(1)	$1,932

Long-term debt and capital lease obligations including current portion:
5.75% Convertible Senior Notes due 2012	$485
6.00% Convertible Senior Notes due 2015, net of unamortized discount of $149 million	1,637
8.125% Senior Notes due 2017	450
Capital lease obligations	32

Total long-term debt and capital lease obligations	2,604
Total stockholders’ equity	796

Total capitalization	$3,400

(1)	Cash includes cash, cash equivalents and marketable securities.

Selected historical consolidated financial data

The following table sets forth selected consolidated financial data. The selected consolidated balance sheet data as of December 27, 2008 and December 26, 2009 and the selected consolidated statement of operations and cash flows data for the years ended December 29, 2007, December 27, 2008 and December 26, 2009 have been derived from, and should be read together with, our audited consolidated financial statements incorporated by reference in this prospectus. The selected consolidated balance sheet data as of December 25, 2005, December 31, 2006 and December 29, 2007 and the selected consolidated statement of operations and cash flow data for the years ended December 25, 2005 and December 31, 2006 have been derived from, and should be read together with, our audited consolidated financial statements not incorporated by reference in this prospectus. The selected consolidated balance sheet data as of the three months ended March 28, 2009 and March 27, 2010 and the selected consolidated statement of operations and cash flows data as of and for the three months ended March 28, 2009 and March 27, 2010 have been derived from, and should be read together with, our unaudited interim condensed consolidated financial statements incorporated by reference in this prospectus. Other financial data are derived from our audited consolidated financial statements, our unaudited interim condensed consolidated financial statements and our accounting records. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation. In addition, results of operations for the three months ended March 27, 2010 are not necessarily indicative of the results that may be expected for the full year ended December 25, 2010. The following selected consolidated financial data should also be read in conjunction with the section titled “Management’s discussion and analysis of financial condition and results of operations” in our Annual Report on Form 10-K for the fiscal year ended December 26, 2009 and our Quarterly Report on Form 10-Q for the three months ended March 27, 2010, which are incorporated by reference herein.

	Fiscal Year Ended					Three Months Ended
(in millions)	Dec. 26, 2009	Dec. 27, 2008	Dec. 29, 2007	Dec. 31, 2006	Dec. 31, 2005	Mar. 27, 2010	Mar. 28, 2009
Net revenue	$5,403	$5,808	$5,858	$5,627	$5,848	$1,574	$1,177
Cost of sales	3,131	3,488	3,669	2,833	3,456	833	666

Gross margin	2,272	2,320	2,189	2,794	2,392	741	511
Research and development	1,721	1,848	1,771	1,190	1,144	323	444
Marketing, general and administrative	994	1,304	1,360	1,138	1,016	219	287
Legal settlement	(1,242)	—	—	—	—	—	—
In-process research and development	—	—	—	416	—	—	—
Amortization of acquired intangible assets and other integration charges	70	137	236	67	—	17	18
Impairment of goodwill and acquired intangible assets	—	1,089	1,132	—	—	—	—
Restructuring charges	65	90	—	—	—	—	60
Gain on sale of 200 millimeter equipment	—	(193)	—	—	—	—	—

Operating income (loss)	664	(1,955)	(2,310)	(17)	232	182	(298)
Interest income	16	39	73	116	37	3	3
Interest expense	(438)	(391)	(382)	(126)	(105)	(49)	(97)
Other income (expense), net	166	(37)	(118)	(13)	(134)	304	94

Income (loss) from continuing operations before equity in net income (loss) of investees, income taxes and noncontrolling interest	408	(2,344)	(2,737)	(40)	30	440	(298)
Equity in net income (loss) of investees	—	—	(44)	(45)	3	(183)	—
Provision (benefit) for income taxes	112	68	27	23	(7)	—	116

Income (loss) from continuing operations	296	(2,412)	(2,808)	(108)	40	257	(414)
Loss from discontinued operations, net of tax	(3)	(684)	(551)	(30)	—

Net income (loss)	293	(3,096)	(3,359)	(138)	40	257	(414)
Net (income) loss attributable to noncontrolling interest (1)	83	(33)	(35)	(28)	125	—	6
Class B preferred accretion (1)	(72)	—	—	—	—	—	(8)

Net income (loss) attributable to AMD common stockholders	$304	$(3,129)	$(3,394)	$(166)	$165	$257	$(416)

	Fiscal Year Ended					Three Months Ended
(in millions, except ratios)	Dec. 26, 2009	Dec. 27, 2008	Dec. 29, 2007	Dec. 31, 2006	Dec. 31, 2005	Mar. 27, 2010	Mar. 28, 2009
Cash Flow Data:
Net cash provided by (used in) operating activities	$473	$(692)	$(310)	$1,287	$1,483	$23	$(391)
Net cash provided by (used in) investing activities	(1,273)	(27)	(1,675)	(4,303)	(2,270)	(1,215)	(179)
Net cash provided by (used in) financing activities	1524	220	2,037	3,763	494	177	2,039

Other Financial Data:
Depreciation and amortization (excluding amortization of acquired intangible assets)	1,058	1,068	1,030	790	1,219	83	262
Capital expenditures	466	621	1,683	1,852	1,513	48	84
Ratio of earnings to fixed charges(2)	1.63	—	—	—	—	8.86	—

Balance Sheet Data (at end of period):
Cash, cash equivalents and marketable securities	$2,676	$1,096	$1,889	$1,541	$1,795	$1,932	$2,719
Working capital	2,065	153	1,938	2,353	1,737	1,686	1,892
Total assets	9,078	7,672	11,547	13,147	7,288	5,232	9,052
Total long term debt and capital lease obligations (including current portion)	4,560	4,776	5,026	3,797	1,370	2,604	5,563
Stockholders’ equity (deficit)	648	127	3,230	5,785	3,352	796	(163)

(1)	The 2009 net (income) loss attributable to noncontrolling interest and Class B preferred accretion relate to GLOBALFOUNDRIES. The net (income) loss attributable to noncontrolling interest represents the allocation of the operating results to ATIC, the noncontrolling partner of GLOBALFOUNDRIES during this period, whereas the Class B preferred accretion represents the guaranteed rate of return that ATIC earned on its ownership of GLOBALFOUNDRIES Class B preferred stock. The 2008, 2007, and 2006 noncontrolling interest amounts represent the guaranteed rate of return of between 11 and 13 percent related to the limited partnership contributions that the Company’s former German subsidiary, AMD Fab 36 Limited Liability company & Co. KG received from its unaffiliated partners (Fab 36 Ownership Interest). The 2005 noncontrolling interest amount consists of the Fab 36 Ownership Interest and the ownership interest in Spansion Inc. held by Fujitsu Limited.

(2)	For purposes of computing the ratio of earnings to fixed charges, fixed charges primarily consist of interest expense on long-term debt and capital leases, interest capitalized and that portion of rental expense deemed to be representative of interest and for all periods of fiscal 2009, also includes the Class B preferred accretion. Earnings primarily consist of income (loss) from continuing operations before equity in net income (loss) of investees, income taxes and noncontrolling interest and fixed charges, less interest capitalized and for all periods of fiscal 2009, also exclude the Class B preferred accretion. For the years ended December 27, 2008, December 29, 2007, December 31, 2006, December 31, 2005 and the three months ended March 28, 2009, earnings were insufficient to cover fixed charges by approximately $2.4 billion, $2.8 billion, $50 million, $5 million and $306 million, respectively.

Description of certain indebtedness

5.75% Convertible Senior Notes due 2012

On August 14, 2007, we issued $1.5 billion aggregate principal amount of 5.75% Convertible Senior Notes due 2012. The 5.75% Notes bear interest at 5.75% per annum. Interest is payable in arrears on February 15 and August 15 of each year beginning February 15, 2008 until the maturity date of August 15, 2012. The terms of the 5.75% Notes are governed by an Indenture, dated as of August 14, 2007, by and between us and Wells Fargo Bank, National Association, as Trustee.

The 5.75% Notes will be convertible, in whole or in part, at any time prior to the close of business on the business day immediately preceding the maturity date of the 5.75% Notes, into shares of our common stock based on an initial conversion rate of 49.6771 shares of common stock per $1,000 principal amount of the 5.75% Notes, which is equivalent to an initial conversion price of approximately $20.13 per share. This initial conversion price represents a premium of 50% relative to the last reported sale price of our common stock on August 8, 2007 (the trading date preceding the date of pricing of the 5.75% Notes) of $13.42 per share. This initial conversion rate will be adjusted for certain anti-dilution events. In addition, the conversion rate will be increased in the case of corporate events that constitute a fundamental change (as defined in the 5.75% Indenture) of AMD under certain circumstances. Holders of the 5.75% Notes may require us to repurchase the 5.75% Notes for cash equal to 100% of the principal amount to be repurchased plus accrued and unpaid interest upon the occurrence of a fundamental change (as defined in the 5.75% Indenture) or a termination of trading (as defined in the 5.75% Indenture). Additionally, an event of default (as defined in the 5.75% Indenture) may result in the acceleration of the maturity of the 5.75% Notes.

The 5.75% Notes rank equally in right of payment with our existing and future senior debt and senior in right of payment to all of our future subordinated debt. The 5.75% Notes rank junior in right of payment to all our existing and future senior secured debt to the extent of the collateral securing such debt and are structurally subordinated to all existing and future debt and liabilities of our subsidiaries.

In the second quarter of 2009, we repurchased $15 million principal amount of our 5.75% Notes in open market transactions for $9 million. In December 2009, we completed a cash tender offer for $1 billion principal amount of our 5.75% Notes. As of March 27, 2010, the remaining outstanding aggregate principal amount of our 5.75% Notes was $485 million.

We may elect to purchase or otherwise retire our 5.75% Notes with cash, stock or other assets from time to time in open market or privately negotiated transactions, either directly or through intermediaries, or by tender offer, when we believe the market conditions are favorable to do so. Such purchases may have a material effect on our liquidity, financial condition and results of operations.

6.00% Convertible Senior Notes due 2015

On April 27, 2007, we issued $2.2 billion aggregate principal amount of 6.00% Convertible Senior Notes due 2015. The 6.00% Notes bear interest at 6.00% per annum. Interest is payable in arrears on May 1 and November 1 of each year beginning November 1, 2007 until the maturity date of May 1, 2015. The terms of the 6.00% Notes are governed by an Indenture, dated April 27, 2007, by and between us and Wells Fargo Bank, National Association, as Trustee.

Upon the occurrence of certain events described in the 6.00% Indenture, the 6.00% Notes will be convertible into cash up to the principal amount, and if applicable, into shares of our common stock issuable upon conversion of the 6.00% Notes in respect of any conversion value above the principal amount, based on an initial conversion rate of 35.6125 shares of common stock per $1,000 principal amount of 6.00% Notes, which is equivalent to an initial conversion price of $28.08 per share. This initial conversion price represents a premium of 100% relative to the last reported sale price of our common stock on April 23, 2007 (the trading date preceding the date of pricing of the 6.00% Notes) of $14.04 per share. The conversion rate will be adjusted for certain anti-dilution events. In addition, the conversion rate will be increased in the case of corporate events that constitute a fundamental change (as defined in the 6.00% Indenture) under certain circumstances. Holders of the 6.00% Notes may require us to repurchase the 6.00% Notes for cash equal to 100% of the principal amount to be repurchased plus accrued and unpaid interest upon the occurrence of a fundamental change or a termination of trading (as defined in the 6.00% Indenture). Additionally, an event of default (as defined in the 6.00% Indenture) may result in the acceleration of the maturity of the 6.00% Notes.

The 6.00% Notes rank equally with our existing and future senior debt and are senior to all of our future subordinated debt. The 6.00% Notes rank junior to all of our existing and future senior secured debt to the extent of the collateral securing such debt and are structurally subordinated to all existing and future debt and liabilities of our subsidiaries.

In 2008 and 2009, we repurchased $60 million and $344 million, respectively, in principal amount of our 6.00% Notes in open market transactions for $21 million and $161 million, respectively. In the first quarter of 2010, we repurchased $10 million in principal amount of our 6.00% notes for $9 million in open market transactions. As of March 27, 2010, the remaining outstanding aggregate principal amount of our 6.00% Notes was $1,786 million.

We may elect to purchase or otherwise retire our 6.00% Notes with cash, stock or other assets from time to time in open market or privately negotiated transactions, either directly or through intermediaries, or by tender offer, when we believe the market conditions are favorable to do so. Such purchases may have a material effect on our liquidity, financial condition and results of operations.

The agreements governing our 5.75% Notes and 6.00% Notes contain cross default provisions whereby a default under one agreement would likely result in cross defaults under agreements covering other borrowings. The occurrence of a default under any of these borrowing arrangements would permit the applicable note holders to declare all amounts outstanding under those borrowing arrangements to be immediately due and payable.

Fab 36 Guarantee

In connection with the consummation of the GLOBALFOUNDRIES manufacturing joint venture transaction on March 2, 2009, the terms of the 700 million euro Term Loan Facility Agreement among AMD Fab 36 Limited Liability Company & Co. KG, as borrower, and a consortium of banks led by Dresdner Bank AG, as lenders, and other related agreements, collectively referred to as the Fab 36 Loan Agreements, were amended to allow for the transfer of our former 300-millimeter wafer fabrication facility, Fab 36, and its affiliated companies to GLOBALFOUNDRIES. In addition, we also amended the terms of the related guarantee agreement such that AMD and GLOBALFOUNDRIES are joint guarantors of AMD Fab 36 KG’s obligations to the lenders under the Fab 36 Loan Agreements. However, if we are called upon to make any payments under the guarantee agreement, GLOBALFOUNDRIES has separately agreed to indemnify us for the full amount of such payments. As of March 27, 2010, the total amount outstanding under the Fab 36 Term Loan was $393 million, and the rate of interest was 2.2% per annum. This loan is repayable by GLOBALFOUNDRIES in quarterly installments which terminate in March 2011. As of March 27, 2010, we were in compliance with our covenants under the guarantee agreement.

Description of the notes

We issued the private notes, and will issue the exchange notes, pursuant to an indenture (the “Indenture”), dated as of November 30, 2009, by and between us and Wells Fargo Bank, N.A., as trustee (the “Trustee”). For purposes of this description, the private notes and the exchange notes will be generally referred to as the “Notes,” unless the context otherwise requires.

You can find the definitions of certain terms used in this description under the subheading “—Certain definitions.” In this description, the word “Company” refers only to Advanced Micro Devices, Inc., and not to any of its subsidiaries.

The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture because it contains additional information and defines your rights as a holder of the Notes. A copy of the Indenture is available upon request to the Company at the address indicated under “Where you can obtain additional information.”

Principal, maturity and interest

The Company will issue up to an aggregate principal amount of $500.0 million of exchange notes in the exchange offer. The Indenture provides for the issuance of additional notes having identical terms and conditions to the Notes (the “Additional Notes”), subject to compliance with the covenants contained in the Indenture, including without limitation the provisions described under “—Certain covenants—Limitation on debt.” Any Additional Notes will be part of the same issue as the Notes and will vote on all matters with the Notes. It is possible, however, that such Additional Notes will not be treated as part of the same issue as the Notes for U.S. federal income tax purposes.

The Notes will mature on December 15, 2017.

Interest on the Notes accrue at a rate of 8.125% per annum and will be payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2010. The Company will pay interest to those persons who were holders of record of the Notes on June 1 or December 1 immediately preceding each interest payment date.

Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

The Notes are the general unsecured senior obligations of the Company. The Notes:

•	rank pari passu with any current and future unsecured senior Debt of the Company;

•	are effectively subordinated to any existing and future secured Debt of the Company to the extent of the value of the assets securing such Debt;

•	are effectively subordinated to any Debt and other liabilities, including trade payables, of the Company’s Subsidiaries with respect to the assets and earnings of those Subsidiaries; and

•	are senior in right of payment to all of the Company’s Subordinated Obligations, if any.

As of March 27, 2010:

•	we had consolidated Debt of $3.1 billion ($3.3 billion principal amount), which includes:

•

$448 million of obligations (not including our portion of accrued interest and expenses related to such guaranteed obligations) for which we and GLOBALFOUNDRIES are co-guarantors not reflected on our consolidated balance sheet; and

•	$32 million of secured Debt, which consists of our Subsidiaries’ capital lease obligations;

•

all of the Debt described above has been directly borrowed (or issued) by the Company, other than $32 million of capital lease obligations owed by our Subsidiaries and $448 million of obligations for which we and GLOBALFOUNDRIES are co-guarantors;

•	none of the Debt directly borrowed (or issued) by the Company as described above is guaranteed by our Subsidiaries; and

•	in addition to the Debt described above, we would have had other liabilities as would be shown on our balance sheet of approximately $1.8 billion.

We and our Subsidiaries may incur additional Debt (including secured and guaranteed Debt) and other liabilities in the future.

We conduct a substantial portion of our operations through our Subsidiaries. The claims of creditors (including trade creditors) of any Subsidiary will generally have priority as to the assets of such Subsidiary over the claims of holders of the Notes. In the event of a liquidation of any of our Subsidiaries, our right to receive the assets of any such Subsidiary (and the resulting right of the Holders of the Notes to participate in the distribution of the proceeds of those assets) will be effectively subordinated by operation of law to the claims of creditors (including trade creditors) of such Subsidiary and holders of such Subsidiary’s Preferred Stock and any guarantees by such Subsidiary of Debt of the Company. If the Company were a creditor of such Subsidiary or a holder of its Preferred Stock, we would be entitled to participate in the distribution of the proceeds of such Subsidiary’s assets. Our claims would, however, remain subordinate to any Debt or Preferred Stock of such Subsidiary which is senior in right of payment to the Debt or Preferred Stock held by the Company. In the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceedings or any assignment for the benefit of our creditors or a marshaling of our assets or liabilities, holders of the Notes may receive ratably less than other such creditors or interest holders.

Optional redemption

Except as set forth below, the Notes will not be redeemable at the option of the Company prior to December 15, 2013. Starting on that date, the Company may redeem all or any portion of the Notes, at once or over time, after giving the required notice under the Indenture. The Notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for Notes redeemed during the 12-month period commencing on December 15 of the years set forth below, and are expressed as percentages of principal amount:

Year	Redemption price
2013	104.063%
2014	102.031%
2015 and thereafter	100.000%

In addition, at any time and from time to time prior to December 15, 2013, the Company may elect to redeem all or any portion of the Notes, after giving the notice required under the Indenture, at a redemption price equal to the sum of:

(1)	100% of the principal amount of Notes to be redeemed; and

(2)	the excess of

(a)	the sum of the present values of (1) the redemption price of the Notes to be redeemed at December 15, 2013 (as set forth in the prior paragraph), and (2) the remaining scheduled payments of interest (based on the rate of interest in effect on the date notice of redemption is provided) from the redemption date to December 15, 2013, but excluding accrued and unpaid interest to the redemption date, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, over

(b)	100% of the principal amount of the Notes to be redeemed,

plus accrued and unpaid interest to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

In addition, at any time and from time to time, prior to December 15, 2012, the Company may redeem up to a maximum of 35% of the aggregate principal amount of the Notes (including any Additional Notes) with the proceeds of one or more Qualified Equity Offerings, at a redemption price equal to 108.125% of the principal amount, plus accrued and unpaid interest to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 65% of the aggregate principal amount of the Notes (including any Additional Notes) remains outstanding. Any such redemption shall be made within 90 days of such Qualified Equity Offering upon not less than 30 nor more than 60 days’ prior notice.

Mandatory AHYDO Redemption

On each interest payment date beginning with the interest payment following November 30, 2014, we will redeem a portion (an “AHYDO Payment”) of each Note at par, plus accrued and unpaid interest up to, but excluding, the redemption date, to the extent necessary to prevent the Notes from being “Applicable High Yield Discount Obligations” within the meaning of the Code and regulations promulgated thereunder.

Selection and notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption on a pro rata basis (with such adjustments as may be deemed appropriate by the Trustee so that only Notes in denominations of $2,000, or integral multiples of $1,000 in excess thereof shall be purchased); provided, that no Notes of $2,000 or less may be redeemed in part.

Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of the original Note upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Sinking fund

There will be no mandatory sinking fund payments for the Notes.

Repurchase at the option of holders upon a change of control

Upon the occurrence of a Change of Control, each holder of Notes shall have the right to require the Company to repurchase all or any part of such holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) at a purchase price (the “Change of Control Purchase Price”) equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to purchase the Notes pursuant to this covenant in the event that it has mailed the notice to exercise its right to redeem all the Notes under the terms of the covenant entitled “—Optional redemption” at any time prior to the requirement to consummate the Change of Control Offer and redeems the notes in accordance with such notice.

Within 30 days following any Change of Control, the Company shall:

(a)	cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States; and

(b)	send, by first-class mail, with a copy to the Trustee, to each holder of Notes, at such holder’s address appearing in the Note register, a notice stating:

(1)	that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the covenant entitled “Repurchase at the option of holders upon a change of control” and that all Notes timely tendered will be accepted for payment;

(2)	the Change of Control Purchase Price and the repurchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed;

(3)	the circumstances and relevant facts regarding the Change of Control; and

(4)	the procedures that holders of Notes must follow in order to tender their Notes (or portions thereof) for payment, and the procedures that holders of Notes must follow in order to withdraw an election to tender Notes (or portions thereof) for payment.

The Company will not be required to make a Change of Control Offer following a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (2) notice of redemption has been given pursuant to the Indenture as described under the caption “—Optional redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of such compliance.

Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to certain covenants described below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Debt outstanding at such time or otherwise affect the Company’s capital structure or credit ratings.

The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of “all or substantially all” the Property of the Company and the Restricted Subsidiaries, considered as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, if the Company and the Restricted Subsidiaries, considered as a whole, dispose of less than all this Property by any of the means described above, the ability of a holder of Notes to require the Company to repurchase its Notes may be uncertain. In such a case, holders of the Notes may not be able to resolve this uncertainty without resorting to legal action.

Existing Debt of the Company contains, and future Debt of the Company or any Subsidiary of the Company may contain limitations on certain events that would constitute a Change of Control or require such Debt to be repurchased upon a Change of Control. Moreover, the exercise by holders of Notes of their right to require the Company to repurchase such Notes could cause a default under existing or future Debt of the Company or its Subsidiaries, even if the Change of Control itself does not. In addition, the Company’s ability to pay cash to holders of Notes upon a repurchase may be limited by the Company’s then existing financial resources. The Company cannot assure you that sufficient funds will be available when necessary to make any required repurchases. The Company’s failure to repurchase Notes in connection with a Change of Control would result in a default under the Indenture. Such a default would, in turn, constitute a default under existing Debt of the Company and may constitute a default under future Debt as well. The Company’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of at least a majority in aggregate principal amount of the Notes. See “—Amendments and waivers.” See also “Risk factors—Risks related to the notes—In the event of a change of control, we may not be able to repurchase the notes as required by the indenture, which would result in a default under the indenture.”

Certain covenants

Covenant suspension. During any period of time that:

(a)	the Notes have Investment Grade Ratings from both Rating Agencies; and

(b)	no Default or Event of Default has occurred and is continuing under the Indenture,

the Company and the Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

•	“—Limitation on debt”;

•	“—Limitation on restricted payments”;

•	“—Limitation on asset sales”;

•	“—Limitation on restrictions on distributions from restricted subsidiaries”;

•	“—Limitation on transactions with affiliates”;

•	clauses (a) and (b) of the first paragraph and clause (x) of the fifth paragraph of “—Designation of restricted and unrestricted subsidiaries”; and

•	clause (d) of the first paragraph of “—Merger, consolidation and sale of property”

(collectively, the “Suspended Covenants”). In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding sentence and, subsequently, one or both of the Rating Agencies withdraws its ratings or downgrades the ratings assigned to the Notes below the required Investment Grade Ratings or a Default or Event of Default occurs and is continuing, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants and compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal, downgrade, Default or Event of Default will be calculated in accordance with the terms of the covenant described below under “—Limitation on restricted payments” as though such covenant had been in effect during the entire period of time from the Issue Date.

Limitation on debt. The Company shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Debt unless, after giving effect to the application of the proceeds therefrom, no Default or Event of Default would occur as a consequence of such Incurrence or be continuing following such Incurrence and either:

(1)	in the case of an Incurrence of Debt by the Company or a Guarantor (including any Restricted Subsidiary that becomes a Guarantor concurrently with the Incurrence of such Debt), after giving effect to the Incurrence of such Debt and the application of the proceeds thereof, the Consolidated Fixed Charge Coverage Ratio would be at least 2.0 to 1.0; or

(2)	such Debt is Permitted Debt.

The term “Permitted Debt” is defined to include the following:

(a)	Debt of the Company evidenced by the Notes (excluding any Additional Notes) issued in this offering and any notes issued in exchange for the Notes (excluding any Additional Notes) pursuant to the Registration Rights Agreement and Debt of any Guarantor under a Guarantee of the Notes or any Guarantee of any such exchange notes;

(b)	Debt of the Company or a Restricted Subsidiary under Credit Facilities, provided that the aggregate principal amount of all such Debt under Credit Facilities at any one time outstanding shall not exceed $1,500 million;

(c)	Debt of the Company or a Restricted Subsidiary in respect of Capital Lease Obligations and Purchase Money Debt, provided that:

(1)	the aggregate principal amount of such Debt does not exceed the Fair Market Value (on the date of the Incurrence thereof) of the Property acquired, constructed or leased; and

(2)	the aggregate principal amount of all Debt Incurred and then outstanding pursuant to this clause (c) (together with all Permitted Refinancing Debt Incurred and then outstanding in respect of Debt previously Incurred pursuant to this clause (c)) does not exceed 15% of Total Assets;

(d)	Debt of the Company owing to and held by any Restricted Subsidiary and Debt of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary; provided, that if the Company or a Guarantor is the obligor on such Debt Incurred after the Issue Date, then such Debt is expressly subordinated by its terms to the prior payment in full in cash of the Notes or the Guarantee of such Guarantor, as the case may be; provided, however, that any subsequent issue or transfer of Capital Stock or other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Debt (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Debt by the issuer thereof;

(e)

Debt of a Restricted Subsidiary outstanding on the date on which such Restricted Subsidiary is acquired by the Company or otherwise becomes a Restricted Subsidiary (other than Debt Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of transactions pursuant to which such Restricted Subsidiary became a Subsidiary of the Company or was otherwise acquired by the Company); provided that after giving effect to the Incurrence of such Debt either

(i) the Consolidated Fixed Charge Coverage Ratio for the Company would be at least 2.0 to 1.0 or (ii) the Consolidated Fixed Charge Coverage Ratio would be greater than such ratio immediately prior to such Incurrence;

(f)	Debt under Interest Rate Agreements entered into by the Company or a Restricted Subsidiary for the purpose of managing interest rate risk in the ordinary course of the financial management of the Company or such Restricted Subsidiary and not for speculative purposes;

(g)	Debt under Currency Exchange Protection Agreements entered into by the Company or a Restricted Subsidiary for the purpose of managing currency exchange rate risks in the ordinary course of business and not for speculative purposes;

(h)	guarantees by (i) the Company of Debt or any other obligation of any Restricted Subsidiary otherwise permitted pursuant to this covenant, (ii) any Restricted Subsidiary that is not a Guarantor of Debt or any other obligation of any Restricted Subsidiary that is not a Guarantor otherwise permitted pursuant to this covenant, (iii) any Guarantor of Debt or any other obligation of the Company or any Restricted Subsidiary otherwise permitted pursuant to this covenant or (iv) any Restricted Subsidiary of Debt of the Company that is incurred pursuant to clause (b) above or is secured by a Permitted Lien;

(i)	Debt in connection with one or more standby letters of credit or performance or surety bonds issued by the Company or a Restricted Subsidiary in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit not to exceed 2.5% of Total Assets at any time outstanding;

(j)	Debt of the Company or a Restricted Subsidiary outstanding on the Issue Date not otherwise described in clauses (a) through (i) above, including without limitation the Convertible Notes;

(k)	Debt of the Company or a Guarantor in an aggregate principal amount outstanding at any one time not to exceed the sum of (i) $500.0 million plus (ii) 5% of Consolidated Net Tangible Assets (which amount can include guarantees of Debt of Unrestricted Subsidiaries, provided such guarantee is Incurred in compliance with the covenant described under “—Limitation on restricted payments”);

(l)	Debt of the Company or a Restricted Subsidiary in connection with any customary receivables discounting, factoring or securitization facility that is Non-Recourse Debt (other than pursuant to customary undertakings (as determined in good faith by the Company) in connection with off-balance sheet securitization and factoring facilities) outstanding at any one time not to exceed $300.0 million; and

(m)	Permitted Refinancing Debt Incurred in respect of Debt Incurred pursuant to clause (1) of the first paragraph of this covenant and clauses (a), (c), (e) and (j) above and this clause (m).

Notwithstanding anything to the contrary in this covenant:

(a)	the Company shall not Incur any Debt pursuant to this covenant if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such Debt shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations; and

(b)	accrual of interest, accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Debt will be deemed not to be an Incurrence of Debt for the purposes of this covenant.

For purposes of determining compliance with this covenant, in the event that an item of Debt meets the criteria of more than one of the categories of Permitted Debt described in clauses (a) through (m) above or is entitled to be incurred pursuant to clause (1) of the first paragraph of this covenant, the Company shall, in its sole discretion, classify (or later reclassify in whole or in part, in its sole discretion) such item of Debt in any manner that complies with this covenant.

For purposes of determining compliance with any dollar-denominated restriction on the Incurrence of Debt, with respect to any Debt which is denominated in a foreign currency, the dollar-equivalent principal amount of such

Debt Incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Debt was Incurred, and any such foreign-denominated Debt may be Refinanced or replaced or subsequently Refinanced or replaced in an amount equal to the dollar equivalent principal amount of such Debt on the date of such refinancing or replacement whether or not such amount is greater or less than the dollar equivalent principal amount of the Debt on the date of initial incurrence.

Limitation on restricted payments. The Company shall not make, and shall not permit any Restricted Subsidiary to make, directly or indirectly, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment,

(a)	a Default or Event of Default shall have occurred and be continuing,

(b)	the Company could not Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under “—Limitation on debt,” or

(c)	the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made since the Issue Date (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value at the time of such Restricted Payment) would exceed an amount equal to the sum of:

(1)	50% of the aggregate amount of Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter during which the Issue Date occurs to the end of the most recently ended fiscal quarter for which internal financial statements are available (or if the aggregate amount of Consolidated Net Income for such period shall be a deficit, minus 100% of such deficit), plus

(2)	100% of Capital Stock Sale Proceeds, plus

(3)	the sum of:

(A)	the aggregate net cash proceeds received by the Company or any Restricted Subsidiary from the issuance or sale after the Issue Date of convertible or exchangeable Debt or Disqualified Stock that has been converted into or exchanged for Capital Stock (other than Disqualified Stock) of the Company, and

(B)	the aggregate amount by which Debt (other than Subordinated Obligations) of the Company or any Restricted Subsidiary is reduced on the Company’s consolidated balance sheet on or after the Issue Date upon the conversion or exchange of any such Debt issued or sold on or prior to the Issue Date that is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company, excluding, in the case of clause (A) or (B):

(x)	any such Debt issued or sold to the Company or a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees, and

(y)	the aggregate amount of any cash or other Property (other than Capital Stock of the Company which is not Disqualified Stock) distributed by the Company or any Restricted Subsidiary upon any such conversion or exchange, plus

(4)	an amount equal to the sum of:

(A)	the net reduction in Investments in any Person other than the Company or a Restricted Subsidiary resulting from dividends, repayments of loans or advances or other transfers of Property, in each case to the Company or a Restricted Subsidiary from such Person;

(B)	to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital to the Company or its Restricted Subsidiaries with respect to such Restricted Investment; and

(C)	the portion (proportionate to the Company’s equity interest in such Unrestricted Subsidiary) of the Fair Market Value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary;

provided , however, that the amounts in (A), (B) and (C) shall not exceed, in the case of any Person, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person, plus

(5)	$100.0 million.

Notwithstanding the foregoing limitation, the Company and its Restricted Subsidiaries, as applicable, may:

(a)	pay dividends on its Capital Stock within 60 days of the declaration thereof if, on the declaration date, such dividends could have been paid in compliance with the Indenture; provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments at the time declared;

(b)	purchase, repurchase, redeem, legally defease, acquire or retire for value Capital Stock of the Company or Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees); provided, however, that

(1)	such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments, and

(2)	the Capital Stock Sale Proceeds from such exchange or sale shall be excluded from the calculation pursuant to clause (c)(2) above;

(c)	purchase, repurchase, redeem, legally defease, acquire or retire for value any Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Permitted Refinancing Debt; provided, however, that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments;

(d)	repurchase shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from current or former officers, directors or employees of the Company or any of its Subsidiaries (or permitted transferees of such current or former officers, directors or employees), pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such common stock; provided, however, that:

(1)	the aggregate amount of such repurchases shall not exceed $10.0 million in any calendar year; and

(2)	at the time of such repurchase, no other Default or Event of Default shall have occurred and be continuing (or result therefrom);

provided further, however, that such repurchases shall be excluded in the calculation of the amount of Restricted Payments;

(e)	make payments on intercompany Debt, the Incurrence of which was permitted pursuant to the covenant described under “—Limitation on debt”; provided that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments made after the Issue Date;

(f)	make cash payments, in lieu of issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for the Capital Stock of the Company or a Restricted Subsidiary; provided that any such payments and dividends shall not be included in the calculation of the amount of Restricted Payments;

(g)

repurchase Capital Stock to the extent such repurchase is deemed to occur upon a cashless exercise of stock options or warrants; provided that all such repurchases and dividends shall not be included in the calculation of the amount of Restricted Payments and no proceeds in respect of the issuance of Capital Stock shall be deemed to have been received for the purposes of clause (c)(2) above;

(h)	repurchase or redeem, for nominal consideration, preferred stock purchase rights issued in connection with any shareholder rights plan of the Company; provided that any such payments shall not be included in the calculation of the amount of Restricted Payments; and

(i)	other Restricted Payments in an aggregate amount not to exceed $100.0 million.

Limitation on liens. The Company shall not directly or indirectly, Incur or permit any Guarantor to Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of the Property of the Company or a Guarantor (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, or any interest therein or any income or profits therefrom, unless it has made or will make effective provision whereby the Notes will be secured by such Lien equally and ratably with (or, if such other Debt constitutes Subordinated Obligations, prior to) all other Debt or other obligations of the Company or such Guarantor secured by such Lien for so long as such other Debt or other obligations are secured by such Lien; provided, however, that if the Debt or other obligations so secured are expressly subordinated to the Notes or the Guarantee of such Guarantor, then the Lien securing such Debt or other obligations shall be subordinated and junior to the Lien securing the Notes.

Limitation on asset sales. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(a)	the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale;

(b)	at least 75% of the consideration paid to the Company or such Restricted Subsidiary in connection with such Asset Sale is in the form of cash or Cash Equivalents; and

(c)	the Company delivers an Officers’ Certificate to the Trustee certifying that such Asset Sale complies with the foregoing clauses (a) and (b).

Solely for the purposes of clause (b) above of this “Limitation on asset sales” provision, the following will be deemed to be cash:

(x)	the assumption by the purchaser of liabilities of the Company or any Restricted Subsidiary (other than contingent liabilities or liabilities that are by their terms subordinated to the Notes) as a result of which the Company and the Restricted Subsidiaries are no longer obligated with respect to such liabilities;

(y)	any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such purchaser to the extent they are promptly converted or monetized by the Company or such Restricted Subsidiary into cash (to the extent of the cash received); and

(z)	Additional Assets.

The Net Available Cash (or any portion thereof) from Asset Sales may be applied by the Company or a Restricted Subsidiary, to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Debt) to:

(a)	permanently prepay or permanently repay any (1) Debt under any Credit Facility permitted by clause (b) of the definition of Permitted Debt, (2) Debt evidenced by the Convertible Notes, (3) Debt which had been secured by the assets sold in the relevant Asset Sale, and (4) Debt of a Restricted Subsidiary that is not a Guarantor; and/or

(b)	to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary).

Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within 365 days from the date of the receipt of such Net Available Cash shall constitute “Excess Proceeds.”

When the aggregate amount of Excess Proceeds exceeds $25.0 million (taking into account income earned on such Excess Proceeds, if any), the Company will be required to make an offer to repurchase (the “Prepayment Offer”) the Notes, which offer shall be in the amount of the Allocable Excess Proceeds (rounded to the nearest $1,000), on a pro rata basis according to principal amount, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, to but not including the repurchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence and provided that all holders of Notes have been given the opportunity to tender their Notes for repurchase in accordance with the Indenture, the Company or such Restricted Subsidiary may use such remaining amount for any purpose permitted by the Indenture, and the amount of Excess Proceeds will be reset to zero.

The term “Allocable Excess Proceeds” shall mean the product of:

(a)	the Excess Proceeds; and

(b)	a fraction,

(1)	the numerator of which is the aggregate principal amount of the Notes outstanding on the date of the Prepayment Offer, and

(2)	the denominator of which is the sum of the aggregate principal amount of the Notes outstanding on the date of the Prepayment Offer and the aggregate principal amount of other Debt of the Company (other than Subordinated Obligations) outstanding on the date of the Prepayment Offer and subject to terms and conditions in respect of Asset Sales similar in all material respects to this covenant and requiring the Company to make an offer to repurchase such Debt at substantially the same time as the Prepayment Offer.

Within five business days after the Company is obligated to make a Prepayment Offer as described in the preceding paragraph, the Company shall send a written notice, by first-class mail, to the holders of Notes, accompanied by such information regarding the Company and its Subsidiaries as the Company in good faith believes will enable such holders to make an informed decision with respect to such Prepayment Offer. Such notice shall state, among other things, the purchase price and the repurchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed.

The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

Limitation on restrictions on distributions from restricted subsidiaries. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist any consensual restriction on the right of any Restricted Subsidiary to:

(a)	pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Debt or other obligation owed, to the Company or any other Restricted Subsidiary;

(b)	make any loans or advances to the Company or any other Restricted Subsidiary; or

(c)	transfer any of its Property to the Company or any other Restricted Subsidiary.

The foregoing limitations will not apply:

(1)	with respect to clauses (a), (b) and (c), to restrictions:

(A)	in effect on the Issue Date (including, without limitation, restrictions pursuant to the Notes and the Indenture);

(B)	relating to Debt of a Restricted Subsidiary and existing at the time it became a Restricted Subsidiary if such restriction was not created in connection with or in anticipation of the transaction or series of transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company;

(C)	that result from the Refinancing of Debt Incurred pursuant to an agreement referred to in clause (1)(A) or (B) above or in clause (2)(A) or (B) below, provided such restrictions are not materially less favorable, taken as a whole, to the holders of Notes than those under the agreement evidencing the Debt so Refinanced;

(D)	relating to Debt incurred after the Issue Date, so long as such restrictions (x) are not materially less favorable, taken as whole, to the holders of Notes than those restrictions in effect on the Issue Date pursuant to the Notes and the Indenture, (y) will not, in the good faith judgment of the Company, materially impair the ability of the Company to make regularly scheduled payments of interest and principal on the Notes when due or (z) relate to Debt incurred pursuant to clause (c) of the definition of Permitted Debt contained herein, so long as the respective restrictions apply only to specific Property or projects financed with the respective Incurrence of Debt and/or to any Subsidiary substantially of all whose assets consist of Property or a project financed with proceeds of such Debt;

(E)	existing under or by reason of applicable law or governmental regulation; or

(F)	that constitute customary restrictions contained in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into in good faith and not otherwise prohibited by the Indenture; and

(2)	with respect to clause (c) only, to restrictions:

(A)	relating to Debt that is permitted to be Incurred and secured without also securing the Notes pursuant to the covenants described under “—Limitation on debt” and “—Limitation on liens” that limit the right of the debtor to dispose of the Property securing such Debt;

(B)	encumbering Property at the time such Property was acquired by the Company or any Restricted Subsidiary, so long as such restrictions relate solely to the Property so acquired and were not created in connection with or in anticipation of such acquisition;

(C)	resulting from customary provisions restricting subletting or assignment of leases or customary provisions in other agreements that restrict assignment of such agreements or rights thereunder;

(D)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; or

(E)	customary restrictions contained in asset sale agreements limiting the transfer of such Property pending the closing of such sale.

Limitation on transactions with affiliates. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of related transactions (including the purchase, sale, transfer, assignment, lease, conveyance or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”), unless:

(a)	the terms of such Affiliate Transaction are:

(1)	set forth in writing; and

(2)	no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of the Company;

(b)	if such Affiliate Transaction involves aggregate payments or value in excess of $25.0 million, the Board of Directors (including at least a majority of the disinterested members of the Board of Directors) approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clause (a)(2) of this paragraph as evidenced by a resolution of the Board of Directors; and

(c)	if such Affiliate Transaction involves aggregate payments or value in excess of $50.0 million, the Company obtains a written opinion from an Independent Financial Advisor to the effect that the consideration to be paid or received in connection with the such Affiliate Transaction is fair, from a financial point of view, to the Company and any relevant Restricted Subsidiaries.

Notwithstanding the foregoing limitation, the Company or any Restricted Subsidiary may enter into or suffer to exist the following:

(a)	any transaction or series of transactions between the Company and one or more Restricted Subsidiaries or between two or more Restricted Subsidiaries;

(b)	any Restricted Payment permitted to be made pursuant to the covenant described under “—Limitation on restricted payments” or any Permitted Investment;

(c)	any employment, indemnification or other similar agreement or employee benefit plan entered into by the Company or a Restricted Subsidiary with an employee, officer or director (and payments pursuant thereto) in the ordinary course of business and consistent with past practice that is not otherwise prohibited by the Indenture;

(d)	loans and advances to employees made in the ordinary course of business consistent with past practices of the Company or a Restricted Subsidiary, as the case may be; provided that such loans and advances do not exceed $10.0 million in the aggregate at any one time outstanding;

(e)	payment of reasonable directors’ fees to persons who are not otherwise Affiliates of the Company;

(f)	any issuances of Capital Stock (other than Disqualified Stock) of the Company to Affiliates of the Company; and

(g)	agreements (and the transactions contemplated thereunder) in effect on the Issue Date (including agreements with GLOBALFOUNDRIES) and any modifications, extensions or renewals thereto that are not materially less favorable, taken as a whole, to the Company or any Restricted Subsidiary than such agreements as in effect on the Issue Date.

Designation of restricted and unrestricted subsidiaries. The Board of Directors may designate any Subsidiary of the Company to be an Unrestricted Subsidiary if:

(a)

either (1) the Company or a Restricted Subsidiary, as the case may be, is permitted to make an Investment in such Subsidiary equal to the sum of the (A) Fair Market Value of the Capital Stock of such Subsidiary plus

(B) the amount of any Debt owed by such Subsidiary to the Company, in each case pursuant to the first paragraph of the covenant under the caption “—Limitation on restricted payments,” or (2) such Investment constitutes a Permitted Investment;

(b)	immediately after giving pro forma effect to such designation, the Company could Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under “—Limitation on debt”; and

(c)	such Subsidiary does not own any Capital Stock or Debt of, or own or hold any Lien on any Property of, the Company or any Restricted Subsidiary and does not have any Debt other than Non-Recourse Debt.

Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company will be classified as a Restricted Subsidiary; provided, however, that such Subsidiary shall not be designated a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if such Person is a Subsidiary of an Unrestricted Subsidiary.

Except as provided in the first sentence of the first paragraph of this covenant, and except as provided in the immediately preceding paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary, and neither the Company nor any Restricted Subsidiary shall at any time be directly or indirectly liable for any Debt (other than Debt pursuant to the Indenture) that provides that the holder thereof may (with the passage of time or notice or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its Stated Maturity upon the occurrence of a default with respect to any Debt, Lien or other obligation of any Unrestricted Subsidiary (including any right to take enforcement action against any such Unrestricted Subsidiary).

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if, immediately after giving pro forma effect to such designation,

(x)	the Company could Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under “—Limitation on debt,” and

(y)	no Default or Event of Default shall have occurred and be continuing or would result therefrom.

Any such designation or redesignation by the Board of Directors will be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors giving effect to such designation or redesignation and an Officers’ Certificate that:

(a)	certifies that such designation or redesignation complies with the foregoing provisions; and

(b)	gives the effective date of such designation or redesignation,

such filing with the Trustee to occur within 60 days after the end of the fiscal quarter of the Company in which such designation or redesignation is made (or, in the case of a designation or redesignation made during the last fiscal quarter of the Company’s fiscal year, within 90 days after the end of such fiscal year).

Merger, consolidation and sale of property

The Company shall not merge or consolidate with or into any other Person (other than a merger of a Wholly Owned Restricted Subsidiary and the Company) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property (other than sales, transfers, assignments, leases, conveyances or dispositions to a Wholly Owned Restricted Subsidiary) in any one transaction or series of transactions unless:

(a)	the Company shall be the Surviving Person in such merger or consolidation, or the Surviving Person (if other than the Company) formed by such merger or consolidation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

(b)	the Surviving Person (if other than the Company) expressly assumes, by supplemental indenture in form reasonably satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual payment of the principal of, and premium, if any, and interest on, all the Notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by the Company;

(c)	immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (c) and clause (d) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

(d)	immediately after giving effect to such transaction or series of transactions on a pro forma basis, (x) the Company or the Surviving Person, as the case may be, would be able to Incur at least $1.00 of additional Debt under clause (1) of the first paragraph of the covenant described under “—Certain covenants—Limitation on debt,” or (y) the Consolidated Fixed Charge Coverage Ratio for the Company or the Surviving Person would be greater than such ratio immediately prior to such transaction or series of transactions; and

(e)	the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such transaction or series of transactions and the supplemental indenture, if any, in respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transaction or series of transactions have been satisfied.

The Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Indenture; provided that the predecessor company in the case of:

(a)	a sale, transfer, assignment, conveyance or other disposition of all or substantially all of its Property (unless such sale, transfer, assignment, conveyance or other disposition is of all the Property of the Company as an entirety or virtually as an entirety), or

(b)	a lease,

shall not be released from any of the obligations or covenants under the Indenture, including with respect to the payment of the Notes.

Payments for consents

The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

SEC reports

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the Commission and provide the Trustee and holders of Notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so filed with the Commission and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that the Company shall not be so obligated to file such information, documents and reports with the Commission if the Commission does not permit such filings.

Events of default

Events of Default in respect of the Notes include:

(1)	failure to make the payment of any interest on the Notes when the same becomes due and payable, and such failure continues for a period of 30 days;

(2)	failure to make the payment of any principal of, or premium, if any, on, any of the Notes when the same becomes due and payable at its Stated Maturity, upon acceleration, redemption, optional redemption, required repurchase or otherwise;

(3)	failure to comply with the covenant described under “—Merger, consolidation and sale of property”;

(4)	failure to comply with any other covenant or agreement in the Notes or in the Indenture (other than a failure that is the subject of the foregoing clause (1), (2) or (3)), and such failure continues for 45 days after written notice is given to the Company as provided below;

(5)	a default under any Debt by the Company or any Restricted Subsidiary that results in acceleration of the maturity of such Debt, or failure to pay any such Debt at maturity, in an aggregate amount greater than $50.0 million or its foreign currency equivalent at the time (the “cross acceleration provisions”);

(6)	any judgment or judgments for the payment of money in an aggregate amount in excess of $50.0 million (or its foreign currency equivalent at the time) that shall be rendered against the Company or any Significant Subsidiary and that shall not be waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect (the “judgment default provisions”); and

(7)	certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (the “bankruptcy provisions”).

A Default under clause (4) is not an Event of Default until the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”

The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any event that with the giving of notice or the lapse of time or both would become an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

If an Event of Default with respect to the Notes (other than an Event of Default resulting from certain events involving bankruptcy, insolvency or reorganization with respect to the Company) shall have occurred and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the principal amount of all the Notes then outstanding, plus accrued but unpaid interest to the date of acceleration. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company shall occur, such amount with respect to all the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes. After any such acceleration, but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of at least a majority in aggregate principal amount of the Notes then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture.

Notwithstanding the foregoing, the Indenture will provide that, to the extent elected by the Company, the sole remedy for an Event of Default relating to the failure to file any documents or reports that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act or of the covenant described above in “—SEC reports,” will for the first 60 days after the occurrence of such an Event of Default consist exclusively of the right to receive an extension fee on the Notes in an amount equal to 0.25% of the principal amount of the Notes. The extension fee will be in addition to any additional interest that may accrue as a result of a registration default as described below under the caption “Exchange offer and registration rights agreement.” If the Company so elects, such extension fee will be payable on all outstanding Notes on or before the date on which such Event of Default first occurs. On the 61st day after such Event of Default (if the Event of Default relating to the reporting obligations is not cured or waived prior to such 61st day), the Notes will be subject to acceleration as provided above. The provisions of the Indenture described in this paragraph will not affect the rights of holders of Notes in the event of the occurrence of any other Event of Default. In the event the Company does not elect to pay the extension fee in accordance with this paragraph, the Notes will be subject to acceleration as provided above.

In order to elect to pay the extension fee as the sole remedy during the first 60 days after the occurrence of an Event of Default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, the Company must (i) notify all holders of Notes and the Trustee and paying agent of such election and (ii) pay such extension fee on or before the close of business on the date on which such Event of Default occurs. Upon the Company’s failure to timely give such notice or pay the extension fee, the Notes will be subject to acceleration as provided above.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the Notes, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of at least a majority in aggregate principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

No holder of Notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless:

(a)	such holder has previously given to the Trustee written notice of a continuing Event of Default;

(b)	the holders of at least 25% in aggregate principal amount of the Notes then outstanding have made a written request and offered reasonable indemnity to the Trustee to institute such proceeding as trustee; and

(c)	the Trustee shall not have received from the holders of at least a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

However, such limitations do not apply to a suit instituted by a holder of any Note for enforcement of payment of the principal of, and premium, if any, or interest on, such Note on or after the respective due dates expressed in such Note.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee, incorporator or stockholder of the Company, as such, will have any liability for any obligations of the Company under the Notes or the Indenture for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under federal securities laws.

Amendments and waivers

Subject to certain exceptions, the Company and the Trustee with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes) may amend the Indenture, the Notes and the Guarantees, and the holders of at least a majority in aggregate principal amount of the Notes outstanding may waive any past Default or compliance with any provisions of the Indenture and the Notes (except a Default in the payment of principal, premium, interest, and certain covenants and provisions of the Indenture which cannot be amended without the consent of each holder of an outstanding Note). However, without the consent of each affected holder of an outstanding Note, no amendment may, among other things:

(1)	reduce the amount of Notes whose holders must consent to an amendment or waiver;

(2)	reduce the rate of, or extend the time for payment of, interest on any Note;

(3)	reduce the principal of, or extend the Stated Maturity of, any Note;

(4)	make any Note payable in money other than that stated in the Note;

(5)	impair the right of any holder of the Notes to receive payment of principal of, premium, if any, and interest on, such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(6)	release any security interest that may have been granted in favor of the holders of the Notes other than pursuant to the terms of such security interest;

(7)	subordinate the Notes to any other obligation of the Company;

(8)	reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed, as described under “—Optional redemption”;

(9)	reduce the premium payable upon a Change of Control or, at any time after a Change of Control has occurred, change the time at which the Change of Control Offer relating thereto must be made or at which the Notes must be repurchased pursuant to such Change of Control Offer; provided, that, prior to the occurrence of a Change of Control, the holders of a majority in aggregate principal amount of the Notes then outstanding may waive the requirement to complete a Change of Control Offer; or

(10)	at any time after the Company is obligated to make a Prepayment Offer with the Excess Proceeds from Asset Sales, change the time at which such Prepayment Offer must be made or at which the Notes must be repurchased pursuant thereto.

The Indenture and the Notes may be amended by the Company and the Trustee without the consent of any holder of the Notes to:

(1)	cure any ambiguity, omission, defect or inconsistency in any manner that is not adverse in any material respect to any holder of the Notes;

(2)	provide for the assumption by a Surviving Person of the obligations of the Company under the Indenture or the assumption by a surviving person in any merger or consolidation of any Guarantor, of the obligations of such Guarantor under its Guarantee;

(3)	provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4)	add Guarantees with respect to the Notes;

(5)	secure the Notes, add to the covenants of the Company for the benefit of the holders of the Notes or surrender any right or power conferred upon the Company;

(6)	make any change that does not adversely affect the rights of any holder of the Notes;

(7)	comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act; or

(8)	provide for the issuance of Additional Notes in accordance with the Indenture.

The consent of the holders of the Notes is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment becomes effective, the Company is required to mail to each holder of the Notes at such holder’s address appearing in the Security Register a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Defeasance

The Company at any time may terminate all its obligations under the Notes and the Indenture and the obligations of any Guarantors under any Guarantees (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate:

(1)	its obligations under the covenants described under “—Repurchase at the option of holders upon a change of control” and “—Certain covenants”;

(2)	the operation of the cross acceleration provisions, the judgment default provisions, the bankruptcy provisions with respect to Significant Subsidiaries described under “—Events of default” above; and

(3)	the limitation contained in clause (d) under the first paragraph of “—Merger, consolidation and sale of property” above (“covenant defeasance”).

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4) (with respect to the covenants described under “—Repurchase at the option of holders upon a change of control” and “—Certain covenants”), (5), (6) or (7) (with respect only to Significant Subsidiaries) under “—Events of default” above or because of the failure of the Company to comply with clause (d) under the first paragraph of “—Merger, consolidation and sale of property” above.

The legal defeasance option or the covenant defeasance option may be exercised only if:

(a)	the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations for the payment of principal of, premium, if any, and interest on the Notes to maturity or redemption, as the case may be;

(b)	the Company delivers to the Trustee a certificate from a nationally recognized investment bank, appraisal firm or firm of independent certified public accountants expressing their opinion that the payments of principal, premium, if any, and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal, premium, if any, and interest when due on all the Notes to be defeased to maturity or redemption, as the case may be;

(c)	123 days pass after the deposit is made, and during the 123-day period, no Default described in clause (7) under “—Events of default” occurs with respect to the Company or any other Person making such deposit which is continuing at the end of the period;

(d)	no Default or Event of Default has occurred and is continuing on the date of such deposit and after giving effect thereto;

(e)	such deposit does not constitute a default under any other material agreement or material instrument binding on the Company;

(f)	the Company delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

(g)	in the case of the legal defeasance option, the Company delivers to the Trustee an Opinion of Counsel stating that:

(1)	the Company has received from the Internal Revenue Service a ruling; or

(2)	since the date of the Indenture there has been a change in the applicable U.S. federal income tax law,

to the effect, in either case, that, and based thereon such Opinion of Counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance has not occurred;

(h)	in the case of the covenant defeasance option, the Company delivers to the Trustee an Opinion of Counsel to the effect that the holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

(i)	the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes have been complied with as required by the Indenture.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(a)	either:

(1)	all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(2)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year, and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, U.S. Government Obligations, or a combination of cash in U.S. dollars and U.S. Government Obligations, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

(b)	no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound;

(c)	the Company has paid or caused to be paid all sums payable by it under the Indenture; and

(d)	the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Governing law

The Indenture, the Notes and the Guarantees are governed by the internal laws of the State of New York without reference to principles of conflicts of law.

The trustee

Wells Fargo Bank, National Association is the Trustee under the Indenture.

Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

Certain definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. Unless the context otherwise requires, an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

“Additional Assets” means:

(a)	any Property (other than cash, Cash Equivalents and securities) to be owned by the Company or any Restricted Subsidiary and used in a Related Business;

(b)	Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary from any Person other than the Company or an Affiliate of the Company; provided, however, that such Restricted Subsidiary is primarily engaged in a Related Business; or

(c)	Capital Stock of a Permitted Joint Venture; provided, however, that the acquisition of such Capital Stock complies with the covenant described under “—Certain covenants—Limitation on restricted payments.”

“Affiliate” of any specified Person means:

(a)	any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; or

(b)	any other Person who is a director or executive officer of:

(1)	such specified Person;

(2)	any Subsidiary of such specified Person; or

(3)	any Person described in clause (a) above.

For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Sale” means any sale, lease, transfer, issuance or other disposition (or series of related sales, leases, transfers, issuances or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of

(a)	any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares), or

(b)	any other Property of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary,

other than, in the case of clause (a) or (b) above,

(1)	any disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary,

(2)	any disposition that constitutes a Permitted Investment or Restricted Payment permitted by the covenant described under “—Certain covenants—Limitation on restricted payments,”

(3)	any disposition effected in compliance with the first paragraph of the covenant described under “—Merger, consolidation and sale of property,”

(4)	the sale or other disposition of cash or Cash Equivalents,

(5)	the exchange of assets held by the Company or a Restricted Subsidiary of the Company for assets held by any Person (including Capital Stock of such Person), provided that (i) the assets received by the Company or such Restricted Subsidiary of the Company in any such exchange will immediately constitute, be part of or be used in a Related Business, and (ii) any such assets received are of a comparable Fair Market Value to the assets exchanged,

(6)	any disposition in a single transaction or a series of related transactions of assets for aggregate consideration of less than $10.0 million, and

(7)	any disposition of surplus, discontinued, damaged or worn-out equipment or other immaterial assets no longer used in the ongoing business of the Company and its Restricted Subsidiaries.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at any date of determination,

(a)	if such Sale and Leaseback Transaction is a Capital Lease Obligation, the amount of Debt represented thereby according to the definition of “Capital Lease Obligations,” and

(b)	in all other instances, the present value (discounted at the interest rate implicit in such transaction, determined in accordance with GAAP) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

“Average Life” means, as of any date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing:

(a)	the sum of the product of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of such Debt or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by

(b)	the sum of all such payments.

“Board of Directors” means the board of directors of the Company.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions in New York City are authorized or required by law to close.

“Capital Lease Obligations” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of “—Certain covenants—Limitation on liens,” a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

“Capital Stock” means, with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into such equity interest.

“Capital Stock Sale Proceeds” means the aggregate cash proceeds received by the Company from the issuance or sale (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees) by the Company of its Capital Stock (other than Disqualified Stock) after the Issue Date, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Cash Equivalents” means any of the following:

(a)	United States dollars or euros;

(b)	Investments in U.S. Government Obligations maturing within 365 days of the date of acquisition thereof;

(c)	certificates of deposit and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case with any domestic commercial bank or any commercial bank in a member state of the European Union, in each case, having capital and surplus in excess of $500.0 million;

(d)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above;

(e)	commercial paper, having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition; and

(f)	money market funds at least 90% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (e) of this definition.

“Change of Control” means the occurrence of any of the following events:

(a)	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 50% or more of the total voting power of the Voting Stock of the Company; or

(b)

the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the Property of the Company and the Restricted Subsidiaries, considered as a whole (other than a disposition of such Property as an entirety or virtually as an entirety to a Wholly Owned Restricted Subsidiary, shall have occurred) or the Company merges or consolidates with or into any other Person or any other Person merges or consolidates with or into the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is reclassified into or exchanged for cash, securities or other Property, other than any such transaction where:

(1)	the outstanding Voting Stock of the Company is reclassified into or exchanged for other Voting Stock of the Company or for Voting Stock of the Surviving Person; and

(2)	the holders of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the Company or the Surviving Person immediately after such transaction and in substantially the same proportion as before the transaction; or

(c)	during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election or appointment by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of not less than a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least a majority of the Board of Directors then in office; or

(d)	the stockholders of the Company shall have approved any plan of liquidation or dissolution of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commission” means the U.S. Securities and Exchange Commission.

“Consolidated Cash Flow” means, for any period, an amount equal to, for the Company and its Consolidated Restricted Subsidiaries:

(a)	the sum of Consolidated Net Income for such period, plus the following to the extent reducing Consolidated Net Income for such period:

(1)	the provision for taxes based on income or profits or utilized in computing net loss,

(2)	Consolidated Fixed Charges,

(3)	depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of the Company and its Consolidated Restricted Subsidiaries for such period, and

(4)	any other non-cash items (other than any such non-cash item to the extent that it represents an accrual of, or reserve for, cash expenditures in any future period), minus

(b)	all non-cash items increasing Consolidated Net Income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period).

“ Consolidated Current Liabilities” means, as of any date of determination, the aggregate amount of liabilities of the Company and its Consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), after eliminating:

(a)	all intercompany items between the Company and any Restricted Subsidiary or between Restricted Subsidiaries; and

(b)	all current maturities of long-term Debt.

“Consolidated Fixed Charge Coverage Ratio” means, as of any date of determination, the ratio of:

(a)	the aggregate amount of Consolidated Cash Flow for the most recent four consecutive fiscal quarters for which internal financial statements are available, to

(b)	Consolidated Fixed Charges for such four fiscal quarters;

provided , however, that:

(1)	if

(A)	since the beginning of such period the Company or any Restricted Subsidiary has Incurred any Debt that remains outstanding or Repaid any Debt, or

(B)	the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio is an Incurrence or Repayment of Debt,

Consolidated Fixed Charges for such four-quarter period shall be calculated after giving effect on a pro forma basis to such Incurrence or Repayment as if such Debt was Incurred or Repaid on the first day of such four-quarter period; provided that, in the event of any such Repayment of Debt, Consolidated Cash Flow for such period shall be calculated as if the Company or such Restricted Subsidiary had not earned any interest income actually earned during such period in respect of the funds used to Repay such Debt, and

(2)	if

(A)	since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Sale or an Investment (by merger or otherwise) in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) or an acquisition of Property which constitutes all or substantially all of an operating unit of a business,

(B)	the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio is such an Asset Sale, Investment or acquisition, or

(C)	since the beginning of such period any Person, that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period, shall have made such an Asset Sale, Investment or acquisition, then Consolidated Cash Flow for such four-quarter period shall be calculated after giving pro forma effect to such Asset Sale, Investment or acquisition as if such Asset Sale, Investment or acquisition had occurred on the first day of such four-quarter period.

If any Debt bears a floating rate of interest and is being given pro forma effect, the interest expense on such Debt shall be calculated as if the base interest rate in effect for such floating rate of interest on the date of determination had been the applicable base interest rate for the entire period (taking into account any Interest Rate Agreement applicable to such Debt if such Interest Rate Agreement has a remaining term in excess of 12 months). In the event the Capital Stock of any Restricted Subsidiary is sold during the period, the Company shall be deemed, for purposes of clause (1) above, to have Repaid during such period the Debt of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Debt after such sale.

“Consolidated Fixed Charges” means, for any period, the total interest expense of the Company and its Consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent Incurred by the Company or its Restricted Subsidiaries, without duplication,

(a)	interest expense attributable to leases constituting part of a Sale and Leaseback Transaction and to Capital Lease Obligations,

(b)	amortization of debt discount and debt issuance costs, including commitment fees,

(c)	capitalized interest,

(d)	non-cash interest expense,

(e)	commissions, discounts and other fees and charges owed with respect to letters of credit and banker’s acceptance financing,

(f)	net costs associated with Hedging Obligations (including amortization of fees) related to Interest Rate Agreements,

(g)	Disqualified Stock Dividends,

(h)	Preferred Stock Dividends,

(i)	interest Incurred in connection with Investments in discontinued operations, and

(j)	interest actually paid by the Company or any Restricted Subsidiary under any guarantee of Debt of any other Person.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its Consolidated Restricted Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(a)	any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that, subject to the exclusion contained in clause (c) below, equity of the Company and its Consolidated Restricted Subsidiaries in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (b) below),

(b)	any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions, directly or indirectly, to the Company, except that, subject to the exclusion contained in clause (d) below, the equity of the Company and its Consolidated Restricted Subsidiaries in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the greater of (i) the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary, to the limitation contained in this clause (b)) and (ii) the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary, to the limitation contained in this clause (b)),

(c)	any gain or loss realized upon the sale or other disposition of any Property of the Company or any of its consolidated Subsidiaries (including pursuant to any Sale and Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business,

(d)	any net after-tax extraordinary gain or loss,

(e)	to the extent non-cash, any unusual, non-operating or non-recurring gain or loss,

(f)	the cumulative effect of a change in accounting principles,

(g)	any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees of the Company or any Restricted Subsidiary; provided that such shares, options or other rights can be redeemed at the option of the holder only for Capital Stock of the Company (other than Disqualified Stock),

(h)	any cash or non-cash expenses attributable to the closing of manufacturing facilities or the lay-off of employees, in either case which are recorded as “restructuring and other specific charges” in accordance with GAAP, and

(i)	gains or losses due to fluctuations in currency values and the related tax effect.

Notwithstanding the foregoing, for purposes of the covenant described under “—Certain covenants—Limitation on restricted payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of Property from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4) thereof.

“Consolidated Net Tangible Assets” means Total Assets (less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) of the Company and its Restricted Subsidiaries, after deducting therefrom Consolidated Current Liabilities and, to the extent otherwise included, the amounts of (without duplication):

(a)	the excess of cost over Fair Market Value of assets or businesses acquired;

(b)	any revaluation or other write-up in book value of assets subsequent to the last day of the fiscal quarter of the Company immediately preceding the Issue Date as a result of a change in the method of valuation in accordance with GAAP;

(c)	unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(d)	minority interests in consolidated Subsidiaries held by Persons other than the Company or any Restricted Subsidiary;

(e)	treasury stock;

(f)	cash or securities set aside and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and

(g)	Investments in and assets of Unrestricted Subsidiaries.

“Consolidated Restricted Subsidiary” means, for any Person, each Restricted Subsidiary of such Person (whether now existing or hereinafter created or acquired) the financial statements of which are consolidated for financial statement reporting purposes with the financial statements of such Person in accordance with GAAP.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Convertible Notes” means the Company’s 5.75% convertible senior notes due 2012 and the Company’s 6.00% convertible senior notes due 2015, in each case, outstanding on the Issue Date.

“Credit Facilities” means, with respect to the Company or any Restricted Subsidiary, one or more debt or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, notes, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or to special purpose, bankruptcy remote entities formed to borrow from such lenders against such receivables or inventory) or trade or standby letters of credit, in each case as any such facility may be revised, restructured or Refinanced from time to time, including to extend the maturity thereof, to increase the amount of commitments thereunder (provided that any such increase is permitted under the covenant described under “—Certain covenants—Limitation on debt”), or to add Restricted Subsidiaries as additional borrowers or guarantors thereunder, whether by the same or any other agent, lender or group of lenders or investors and whether such revision, restructuring or Refinancing is under one or more Debt facilities or commercial paper facilities, indentures or other agreements, in each case with banks or other institutional lenders or trustees or investors providing for revolving credit loans, term loans, notes or letters or credit, together with related documents thereto (including, without limitation, any guaranty agreements and security documents).

“Currency Exchange Protection Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

“Debt” means, with respect to any Person on any date of determination (without duplication):

(a)	the principal of and premium (if any) in respect of:

(1)	debt of such Person for money borrowed; and

(2)	debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(b)	all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale and Leaseback Transactions entered into by such Person;

(c)	all obligations of such Person representing the deferred purchase price of Property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(d)	all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (a) through (c) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(e)	the amount of all obligations of such Person with respect to the Repayment of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(f)	all obligations of the type referred to in clauses (a) through (e) above of other Persons and all dividends of other Persons the payment of which, in either case, such Person is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee;

(g)	all obligations of the type referred to in clauses (a) through (f) above of other Persons secured by any Lien on any Property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the Fair Market Value of such Property and the amount of the obligation so secured; and

(h)	to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Debt of any Person at any date shall be the outstanding balance, or the accreted value of such Debt in the case of Debt issued with original issue discount, at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. The amount of Debt represented by a Hedging Obligation shall be equal to:

(1)	zero if such Hedging Obligation has been Incurred pursuant to clause (f) or (g) of the second paragraph of the covenant described under “—Certain covenants—Limitation on debt,” or

(2)	the notional amount of such Hedging Obligation if not Incurred pursuant to such clauses.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock of the Company or any of its Restricted Subsidiaries that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or otherwise:

(a)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(b)	is or may become redeemable or repurchasable at the option of the holder thereof, in whole or in part; or

(c)	is convertible or exchangeable at the option of the holder thereof for Debt or Disqualified Stock,

on or prior to, in the case of clause (a), (b) or (c), 123 days following the Stated Maturity of the Notes. Notwithstanding the foregoing, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain covenants—Limitation on restricted payments.”

“Disqualified Stock Dividends” means all dividends with respect to Disqualified Stock of the Company held by Persons other than a Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the Company.

“Event of Default” has the meaning set forth under “—Events of default.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, with respect to any Property, the price that could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined, except as otherwise provided,

(a)	if such Property has a Fair Market Value equal to or less than $25.0 million, by any Officer of the Company, or

(b)	if such Property has a Fair Market Value in excess of $25.0 million, by at least a majority of the Board of Directors and evidenced by a resolution of the Board of Directors dated within 30 days of the relevant transaction.

“GAAP” means generally accepted accounting principles consistently applied as in effect in the United States from time to time.

“GLOBALFOUNDRIES” means GLOBALFOUNDRIES Inc., an exempted company formed under the laws of the Cayman Islands.

“guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise), provided, however, that the term “guarantee” shall not include:

(1)	endorsements for collection or deposit in the ordinary course of business; or

(2)	a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a Permitted Investment under clause (a), (b) or (c) of the definition of “Permitted Investment.”

The term “guarantee” used as a verb has a corresponding meaning. The term “guarantor” shall mean any Person guaranteeing any obligation.

“Guarantee” means a joint and several guarantee by any Restricted Subsidiary of the Company’s obligations under the Indenture pursuant to a supplemental indenture that, in the good faith judgment of the Company, contains customary terms for subsidiary guarantees of debt securities similar to the Notes.

“Guarantor” means any Subsidiary of the Company that provides a Guarantee until such Person’s Guarantee is released in accordance with the Indenture or until a successor replaces such Person pursuant to the applicable provisions of the Indenture and, thereafter, shall mean such successor.

“Hedging Obligation” of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, Currency Exchange Protection Agreement or any other similar agreement or arrangement.

“holder” means a Person in whose name a Note is registered in the Note register.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, guarantee or become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Debt, becoming Debt shall not be deemed an Incurrence of such Debt; provided further, however, that any Debt or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with “—Certain covenants—Limitation on debt,” amortization of debt discount shall not be deemed to be the Incurrence of Debt, provided that in the case of Debt sold at a discount, the amount of such Debt Incurred shall at all times be the aggregate principal amount at Stated Maturity.

“Independent Financial Advisor” means an investment banking firm of national standing or any third-party appraiser of national standing in the United States, provided that such firm or appraiser is not an Affiliate of the Company.

“Interest Rate Agreement” means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect against fluctuations in interest rates.

“Investment” by any Person means any direct or indirect loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person), advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, or Incurrence of a guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person. For purposes of the covenants described under “—Certain covenants—Limitation on restricted payments” and “—Designation of restricted and unrestricted subsidiaries” and the definition of “Restricted Payment,” the term “Investment” shall include (a) upon the issuance, sale or other disposition of Capital Stock of any Restricted Subsidiary to a Person other than the Company or another Restricted Subsidiary as a result of which such Restricted Subsidiary ceases to be a Restricted Subsidiary, the Fair Market Value of the remaining interest, if any, in such former Restricted Subsidiary held by the Company or such other Restricted Subsidiary, and (b) at the time that a Subsidiary of the Company is designated an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary; provided, however, that upon a redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary of an amount (if positive) equal to:

(a)	the Company’s “Investment” in such Subsidiary at the time of such redesignation, less

(b)	the portion of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation (proportionate to the Company’s equity interest in such Subsidiary).

In determining the amount of any Investment made by transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P (or the equivalent ratings from any other relevant Rating Agency).

“Issue Date” means November 30, 2009.

“Lien” means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction).

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Available Cash” from any Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to the Property that is the subject of such Asset Sale or received in any other non-cash form), in each case net of:

(a)	all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale;

(b)	all payments made on or in respect of any Debt that is secured by any Property subject to such Asset Sale, in accordance with the terms of any Lien upon such Property, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale;

(c)	all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale; and

(d)	the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the Property disposed of in such Asset Sale and retained by the Company or any Restricted Subsidiary after such Asset Sale.

“Non-Recourse Debt” means Debt:

(a)	as to which neither the Company nor any Restricted Subsidiary provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Debt) or is directly or indirectly liable (as a guarantor or otherwise) or as to which there is any recourse to the assets of the Company; and

(b)	no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of other Debt of the Company or any Restricted Subsidiary to declare a default under such other Debt or cause the payment therefor to be accelerated or payable prior to its stated maturity.

“Officer” means the Chief Executive Officer, the President, the Chief Financial Officer or any Executive Vice President of the Company.

“Officers’ Certificate” means a certificate signed by two Officers of the Company, at least one of whom shall be the principal executive officer or principal financial officer of the Company, and delivered to the Trustee.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Permitted Investment” means any Investment by the Company or a Restricted Subsidiary in existence on the Issue Date or in:

(a)	the Company or any Restricted Subsidiary;

(b)	any Person that will, upon the making of such Investment, become a Restricted Subsidiary;

(c)	any Person if as a result of such Investment such Person is merged or consolidated with or into, or transfers or conveys all or substantially all its Property to, the Company or a Restricted Subsidiary;

(d)	Cash Equivalents;

(e)	receivables owing to the Company or a Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or such Restricted Subsidiary deems reasonable under the circumstances;

(f)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(g)	loans and advances to employees made in the ordinary course of business consistent with past practices of the Company or a Restricted Subsidiary, as the case may be; provided that such loans and advances do not exceed $10.0 million in the aggregate at any one time outstanding;

(h)	stock, obligations or other securities received in settlement of debts created in the ordinary course of business and owing to the Company or a Restricted Subsidiary or in satisfaction of judgments;

(i)	any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with the covenant described under “—Certain covenants—Limitation on asset sales;”

(j)	Investments in Permitted Joint Ventures that do not exceed 15% of Total Assets in the aggregate outstanding at any one time;

(k)	any acquisition of assets or Capital Stock solely in exchange for the issuance of Capital Stock (other than Disqualified Stock) of the Company;

(l)	the guarantee by the Company of Debt of GLOBALFOUNDRIES existing on the Issue Date or any amendment or modification thereof so long as the total principal amount of Debt guaranteed by the Company thereby is not increased;

(m)	the Company’s ownership interest in GLOBALFOUNDRIES or any securities issued in exchange for such ownership interests;

(n)	Investments represented by Hedging Obligations if such Hedging Obligation has been Incurred pursuant to clause (f) or (g) of the second paragraph of the covenant described under “—Certain covenants—Limitation on debt”; and

(o)	other Investments made for Fair Market Value that do not exceed $100.0 million in the aggregate outstanding at any one time.

“Permitted Joint Venture” means any Person which is, directly or indirectly, engaged principally in a Related Business, and the Capital Stock, or securities convertible into Capital Stock, of which is owned by the Company and one or more Persons other than the Company or any of its Affiliates.

“Permitted Liens” means:

(a)	Liens securing the Notes;

(b)	Liens to secure Debt permitted to be Incurred under clause (b) of the second paragraph under “—Certain covenants—Limitation on debt;”

(c)	Liens to secure Debt permitted to be Incurred under clause (c) of the second paragraph under “—Certain covenants—Limitation on debt”; provided that any such Lien may not extend to any Property of the Company, other than the Property acquired, constructed or leased with the proceeds of any such Debt and any improvements or accessions to such Property;

(d)	Liens for taxes, assessments or governmental charges or levies on the Property of the Company if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made therefor;

(e)	Liens imposed by law, such as carriers’, landlords’, warehousemen’s and mechanics’ Liens and other similar Liens, on the Property of the Company arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

(f)	Liens on the Property of the Company Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of the Company and the Restricted Subsidiaries taken as a whole;

(g)	Liens on Property at the time the Company acquired such Property, including any acquisition by means of a merger or consolidation with or into the Company; provided, however, that any such Lien may not extend to any other Property of the Company; provided further, however, that such Liens shall not have been Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Property was acquired by the Company;

(h)	pledges or deposits by the Company under workers’ compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which the Company is party, or deposits to secure public or statutory obligations of the Company, surety or appeal bonds, performance bonds or deposits for the payment of rent or margin deposits, in each case Incurred in the ordinary course of business;

(i)	utility easements, building restrictions and such other encumbrances or charges against real Property as are of a nature generally existing with respect to properties of a similar character;

(j)	Liens securing Debt permitted to be Incurred with respect to any Hedging Obligations pursuant to the covenant described under “—Certain covenants—Limitation on debt” or collateral for such Debt to which the Hedging Obligations relate;

(k)	Liens on the Capital Stock of any Unrestricted Subsidiary to secure Debt of that Unrestricted Subsidiary;

(l)	Liens in favor of the Company or a Restricted Subsidiary;

(m)	Liens existing on the Issue Date not otherwise described in clauses (a) through (l) above;

(n)

Liens on the Property of the Company to secure any Refinancing, in whole or in part, of any Debt secured by Liens referred to in clause (c), (g) or (m) above; provided, however, that any such Lien shall be limited to all or part of the same Property that secured the original Lien (together with any improvements and accessions to such Property) and the aggregate principal amount of Debt that is secured by such Lien shall not be increased to an amount greater than the sum of:

(1)	the outstanding principal amount, or, if greater, the committed amount, of the Debt secured by Liens described under clause (c), (g) or (m) above, as the case may be, at the time the original Lien became a Permitted Lien under the Indenture; and

(2)	an amount necessary to pay any fees and expenses, including premiums and defeasance costs, incurred by the Company in connection with such Refinancing; and

(o)	Liens on assets of a Restricted Subsidiary that is not a Guarantor securing Debt of such Restricted Subsidiary permitted by the covenant described under “Certain covenants—Limitation on debt”; and

(p)	other Liens to secure Debt, so long as the aggregate principal amount of Debt secured thereby at the time such Lien is created does not exceed 5% of the Consolidated Net Tangible Assets of the Company, shown on the Company’s consolidated balance sheet in accordance with GAAP on the last day of the most recent fiscal quarter ending at least 40 days prior to the date any such Lien shall be Incurred.

“Permitted Refinancing Debt” means any Debt that Refinances any other Debt, including any successive Refinancings, so long as:

(a)	such Debt is in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) not in excess of the sum of:

(1)	the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding of the Debt being Refinanced; and

(2)	an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to such Refinancing;

(b)	the Average Life of such Debt is equal to or greater than the Average Life of the Debt being Refinanced;

(c)	the Stated Maturity of such Debt is no earlier than the Stated Maturity of the Debt being Refinanced; and

(d)	the new Debt shall not be senior in right of payment to the Debt that is being Refinanced;

provided, however, that Permitted Refinancing Debt shall not include:

(x)	Debt of a Subsidiary that is not a Guarantor that Refinances Debt of the Company or a Guarantor; or

(y)	Debt of the Company or a Restricted Subsidiary that Refinances Debt of an Unrestricted Subsidiary.

“Person” means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of any other class of Capital Stock issued by such Person.

“Preferred Stock Dividends” means all dividends with respect to Preferred Stock of Restricted Subsidiaries held by Persons other than the Company or a Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Preferred Stock.

“pro forma” means, with respect to any calculation made or required to be made pursuant to the terms hereof, a calculation performed in accordance with Article 11 of Regulation S-X promulgated under the Securities Act.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the Indenture, the value of any Property shall be its Fair Market Value.

“Purchase Money Debt” means Debt:

(a)	consisting of the deferred purchase price of Property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds, in each case where the maturity of such Debt does not exceed the anticipated useful life of the Property being financed; and

(b)	Incurred to finance the acquisition, construction or lease by the Company or a Restricted Subsidiary of such Property, including additions and improvements thereto;

provided, however, that such Debt is Incurred within 180 days after the acquisition, construction or lease of such Property by the Company or such Restricted Subsidiary.

“Qualified Equity Offering” means any public or private offering for cash of Capital Stock (other than Disqualified Stock) of the Company other than (i) public offerings of Capital Stock registered on Form S-8 or (ii) other issuances upon the exercise of options of employees of the Company or any of its Subsidiaries.

“Rating Agencies” means Moody’s and S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of the Company, any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company as a replacement agency).

“Refinance” means, in respect of any Debt, to refinance, extend, renew, refund or Repay, or to issue other Debt, in exchange or replacement for, such Debt. “Refinanced” and “Refinancing” shall have correlative meanings.

“Registration Rights Agreement” means the registration rights agreement among the Company and the initial purchasers entered into in connection with the Notes.

“Related Business” means any business that is related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the Issue Date and any reasonable extension thereof.

“Repay” means, in respect of any Debt, to repay, prepay, repurchase, redeem, legally defease or otherwise retire such Debt. “Repayment” and “Repaid” shall have correlative meanings. For purposes of the covenant described under “—Certain covenants—Limitation on asset sales” and the definition of “Consolidated Fixed Charge Coverage Ratio,” Debt shall be considered to have been Repaid only to the extent the related loan commitment, if any, shall have been permanently reduced in connection therewith.

“Restricted Payment” means:

(a)	any dividend or distribution (whether made in cash, securities or other Property) declared or paid on or with respect to any shares of Capital Stock of the Company or any Restricted Subsidiary (including any payment in connection with any merger or consolidation with or into the Company or any Restricted Subsidiary), except for any dividend or distribution that is made solely to the Company or a Restricted Subsidiary (and, if such Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, to the other shareholders of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by the Company or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis) or any dividend or distribution payable solely in shares of Capital Stock (other than Disqualified Stock) of the Company;

(b)	the purchase, repurchase, redemption, acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary (other than from the Company or a Restricted Subsidiary and other than for Capital Stock of the Company that is not Disqualified Stock);

(c)	the purchase, repurchase, redemption, acquisition or retirement for value, prior to the date for any scheduled maturity, sinking fund or amortization or other installment payment, of any Subordinated Obligation (other than the purchase, repurchase or other acquisition of any Subordinated Obligation purchased in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation, in each case due within one year of the date of acquisition); and

(d)	any Investment (other than Permitted Investments) in any Person.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services or any successor to the rating agency business thereof.

“Sale and Leaseback Transaction” means any direct or indirect arrangement relating to Property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such Property to another Person and the Company or a Restricted Subsidiary leases it from such Person.

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

“Stated Maturity” means, with respect to any Debt or security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Obligation” means any Debt of the Company or a Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes or such Guarantor’s Guarantee, as applicable, pursuant to a written agreement to that effect.

“Subsidiary” means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which at least a majority of the total voting power of the Voting Stock is at the time owned or controlled, directly or indirectly, by:

(a)	such Person;

(b)	such Person and one or more Subsidiaries of such Person; or

(c)	one or more Subsidiaries of such Person.

“Surviving Person” means the surviving Person formed by a merger or consolidation and, for purposes of the covenant described under “—Merger, consolidation and sale of property,” a Person to whom all or substantially all of the Property of the Company is sold, transferred, assigned, leased, conveyed or otherwise disposed.

“Total Assets” means, with respect to any date of determination, the Company’s and its Consolidated Restricted Subsidiaries’ total consolidated assets shown on its consolidated balance sheet on the last day of the fiscal quarter prior to the date of determination, after deducting therefrom, to the extent otherwise included, the amounts of (without duplication):

(a)	minority interests in consolidated Subsidiaries held by Persons other than the Company or any Restricted Subsidiary;

(b)	Investments in and assets of Unrestricted Subsidiaries; and

(c)	any assets owned by GLOBALFOUNDRIES or a Subsidiary of GLOBALFOUNDRIES.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to December 15, 2013; provided, however that if the period from the redemption date to December 15, 2013 is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to December 15, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” means:

(a)	any Subsidiary of the Company that is designated after the Issue Date as an Unrestricted Subsidiary as permitted or required pursuant to the covenant described under “—Certain covenants—Designation of restricted and unrestricted subsidiaries”; and in any case so long as the respective Unrestricted Subsidiary is not thereafter redesignated as a Restricted Subsidiary as permitted pursuant to the covenant described under “—Certain covenants—Designation of restricted and unrestricted subsidiaries”; and

(b)	any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Voting Stock” of any Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Restricted Subsidiary” means, at any time, a Restricted Subsidiary all the Voting Stock of which (except directors’ qualifying shares) is at such time owned, directly or indirectly, by the Company and its other Wholly Owned Restricted Subsidiaries.

Book-entry; delivery and form

We will issue exchange notes only in fully registered form, without interest coupons, in denominations of $2,000 and integral multiples of $1,000. We will not issue Notes in bearer form. We initially issued the private notes, and will initially issue the exchange notes, in the form of one or more global notes (“Global Notes”). We will deposit the Global Notes upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and register the Global Notes in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Exchanges of book-entry notes for certificated notes

You may not exchange your beneficial interest in a Global Note for a Note in certificated form unless:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depository for the Global Note or (b) has ceased to be a clearing agency registered under the Exchange Act, and in either case we thereupon fail to appoint a successor depository; or

(2) We, at our option, notify the Trustee in writing that we are electing to issue the Notes in certificated form; or

(3) an event of default shall have occurred and be continuing with respect to the notes represented by such Global Note.

In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depository (in accordance with its customary procedures). Any certificated Notes issued in exchange for an interest in a Global Note will bear the legend restricting transfers that is borne by such Global Note. Any such exchange will be effected through the DTC Deposit/Withdraw at Custodian system and an appropriate adjustment will be made in the records of the Security Registrar to reflect a decrease in the principal amount of the relevant Global Note.

Certain book-entry procedures

The description of the operations and procedures of DTC, Euroclear Bank S.A./N.V. (as operator of the Euroclear system, “Euroclear”) and Clearstream Banking Luxembourg (“Clearstream”), that follows is provided solely as a matter of convenience. These operations and procedures are solely within their control and are subject to changes by them from time to time. We take no responsibility for these operations and procedures and urges you to contact the system or their participants directly to discuss these matters.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants (“participants”) and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

DTC has advised us that its current practice, upon the issuance of the Global Notes, is to credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Notes to the accounts with DTC of the participants through which such interests are to be held. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees (with respect to interests of participants).

As long as DTC, or its nominee, is the registered holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the Notes represented by such Global Note for all purposes under the indenture governing the Notes and the Notes. Except in the limited circumstances described above under “—Exchanges of book-entry notes for certificated notes,” you will not be entitled to have any portions of a Global Note registered in your names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owner or holder of a Global Note (or any Note represented thereby) under the indenture governing the Notes or the Notes.

You may hold your interests in the Global Notes directly through DTC, if you are participants in such system, or indirectly through organizations (including Euroclear and Clearstream) which are participants in such system. Euroclear and Clearstream will hold interests in the Regulation S Global Note on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories. The depositories, in turn, will hold such interests in such Global Note in customers’ securities accounts in the depositories’ names on the books of DTC. All interests in a Global Note, including those held through Euroclear or Clearstream, will be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream will also be subject to the procedures and requirements of such system.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, your ability to transfer your beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, your ability to pledge your interests in a Global Note to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

We will make payments of the principal of, premium, if any, and interest on Global Notes to DTC or its nominee as the registered owner thereof. Neither we nor the Trustee nor any of our or their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note representing any Notes held by it or its nominee, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note for such Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” Such payment will be the responsibility of such participants.

Except for trades involving only Euroclear and Clearstream participants, interests in the Global Note will trade in DTC’s settlement system, and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer and exchange provisions applicable to the Notes described elsewhere herein, cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected by DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depository; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the DTC settlement date. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC has advised us that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described above) only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, the Global Notes will be exchanged for legended Notes in certificated form, and distributed to DTC’s participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Notes among participants of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of we, the Trustee or any of our or their respective agents will have any responsibility for the performance by DTC, Euroclear and Clearstream, their participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

Material U.S. federal income tax considerations

The following discussion is a summary of the material U.S. federal income tax consequences relating to the exchange of the private notes for exchange notes in the exchange offer and the ownership and disposition of the exchange notes, but does not purport to be a complete analysis of all potential tax effects. As used in this “Material U.S. federal income tax considerations,” the term “notes” means the private notes and the exchange notes. The discussion is based upon Code, U.S. Treasury Regulations issued thereunder (the “Treasury Regulations”), Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, partnerships and other pass-through entities (or investors in such entities), regulated investment companies, real estate investment trusts, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, holders subject to alternative minimum tax, tax-exempt organizations, tax deferred or other retirement accounts and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. In addition, this discussion is limited to persons that hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the effect of any applicable state, local, foreign or other tax laws, including gift and estate tax laws.

As used herein, “U.S. Holder” means a beneficial owner of the notes that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons that have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If any entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If a prospective investor is a partner of a partnership holding the notes, it should consult its tax advisor regarding the tax consequences of the ownership and disposition of the notes.

We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange offer or the ownership or disposition of the exchange notes or that any such position would not be sustained.

In certain circumstances, we may be obligated to make payments in excess of stated interest and the “adjusted issue price” (as defined below) of the exchange notes. In addition, we may be obligated to pay additional interest if we do not meet certain financial tests. These contingencies may implicate the provisions of Treasury Regulations relating to “contingent payment debt instruments.” We intend to take the position that the exchange notes should not be treated as contingent payment debt instruments because of these additional payments. This position is based in part on assumptions regarding the likelihood, as of the date of issuance of the exchange notes, that such additional amounts will have to be paid. Assuming such position is respected, any amounts paid to a holder pursuant to any such redemption or repurchase, as applicable, would be taxable as described below in “—U.S. Holders—Sale or other taxable disposition of the notes,” and any payments of additional interest in the event we do not comply with our obligations under the registration rights agreement or fail to meet certain financial tests should be taxable as additional ordinary income when received or accrued, in accordance with such holder’s method of accounting for U.S. federal income tax purposes. Our position is binding on a holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. The IRS, however, may take a position contrary to our position, which could affect the timing and character of a holder’s income and the timing of our deductions with respect to the exchange notes. Holders are urged to consult their tax advisors regarding the potential application to the exchange notes of the contingent payment debt instrument rules and the consequences thereof. The remainder of this discussion assumes that the exchange notes are not treated as contingent payment debt instruments.

THIS SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE TAX CONSEQUENCES DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS POTENTIAL CHANGES IN APPLICABLE TAX LAWS AND THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS, AND ANY TAX TREATIES.

Exchange pursuant to this exchange offer

The exchange of the private notes for the exchange notes in the exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes, because the exchange notes will not be considered to differ materially in kind or extent from the private notes. Accordingly, the exchange of the private notes for exchange notes will not be a taxable event to holders for U.S. federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the private notes exchanged therefor and the same tax consequences to holders as the private notes have to holders, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period.

U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. Holder of the exchange notes.

Stated interest

A U.S. Holder generally will be required to recognize and include in gross income any stated interest as ordinary income at the time it is paid or accrued on the notes in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

Original issue discount

The notes were issued with original issue discount (“OID”) for U.S. federal income tax purposes. Accordingly, U.S. Holders of notes will be subject to special rules relating to the accrual of income for tax purposes, as described below. U.S. Holders of notes generally must include OID in gross income (as ordinary income) for U.S. federal income tax purposes on an annual basis under a constant yield accrual method regardless of their regular method of tax accounting. As a result, U.S. Holders must include OID in income in advance of the receipt of cash attributable to such income.

The amount of OID will equal the excess of the notes’ stated principal amount over their “issue price.” The issue price of the notes is the first price at which a substantial amount of the notes is sold for cash (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The amount of OID includible in income by a U.S. Holder of a note will be the sum of the “daily portions” of OID with respect to the note for each day during the taxable year or portion thereof in which such U.S. Holder holds such note (“accrued OID”). A daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID that accrued in such period. The “accrual period” of a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first or last day of an accrual period.

The amount of OID that accrues with respect to any accrual period is the excess of (i) the product of the note’s “adjusted issue price” at the beginning of such accrual period and its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of such period, over (ii) the amount of stated interest allocable to such accrual period. The adjusted issue price of a note at the start of any accrual period is equal to its issue price, increased by the previously accrued OID for each prior accrual period.

Market Discount

If a U.S. Holder acquires a note at a cost that is less than its revised issue price, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years to maturity (from the date of acquisition). In general, the “revised issue price” of a note will be such note’s adjusted issue price, as defined above under “—Original issue discount.”

Under the market discount rules of the Code, a U.S. Holder is required to treat any partial payment of principal on a note, and any gain on the sale, exchange, retirement or other disposition of a note, as ordinary income to the extent of the accrued market discount that has not previously been included in income. If such note is disposed of by the U.S. Holder in certain otherwise nontaxable transactions, accrued market discount must be included as ordinary income by the U.S. Holder as if the holder had sold the note at its then fair market value. In general, the amount of market discount that has accrued is determined on a ratable basis. A U.S. Holder may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable. With respect to notes with market discount, a U.S. Holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the notes. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS. A U.S. Holder’s tax basis in a note will be increased by the amount of market discount included in the holder’s income under the election.

Premium and Acquisition Premium

If a U.S. Holder purchases a note for an amount in excess of the sum of all amounts payable on the note after the date of acquisition (other than payments of qualified stated interest), the holder will be considered to have purchased the note with “amortizable bond premium” equal in amount to the excess, and generally will not be required to include any OID in income. Generally, a U.S. Holder may elect to amortize the premium as an offset to qualified stated interest income, using a constant yield method similar to that described above, over the remaining term of the note. The notes are subject to call provisions at our option at various times, as described under “Description of the notes—Optional redemption.” A U.S. Holder will calculate the amount of amortizable bond premium based on the amount payable at the applicable call date, but only if use of the call date (in lieu of the stated maturity date) results in a smaller amortizable bond premium for the period ending on the call date. A U.S. Holder who elects to amortize bond premium must reduce the holder’s tax basis in the note by the amount of the premium used to offset qualified stated interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations held or subsequently acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and may be revoked only with the consent of the IRS.

If a U.S. Holder purchases a note issued with OID at an “acquisition premium,” the amount of OID that the U.S. Holder includes in gross income is reduced to reflect the acquisition premium. A note is purchased at an acquisition premium if its adjusted basis, immediately after its purchase, is (1) less than or equal to the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest and (2) greater than the note’s adjusted issue price. If a note is purchased at an acquisition premium, the U.S. Holder reduces the amount of OID that otherwise would be included in income during an accrual period by an amount equal to (1) the amount of OID otherwise includible in income multiplied by (2) a fraction, the numerator of which is the excess of the adjusted basis of the note immediately after its acquisition by the U.S. Holder over the adjusted issue price of the note and the denominator of which is the excess of the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, over the note’s adjusted issue price. As an alternative to reducing the amount of OID that otherwise would be included in income by this fraction, the U.S. Holder may elect to compute OID accruals by treating the purchase as a purchase at original issuance and applying the constant yield method described above.

Election to Treat All Interest as OID

U.S. Holders may elect to include in gross income all interest that accrues on a note, including any stated interest, OID, market discount, de minimis market discount and unstated interest, as adjusted by amortizable bond premium and acquisition premium, by using the constant yield method described above under the heading “—Original issue discount.” This election for a note with amortizable bond premium will result in a deemed election to amortize bond premium for all taxable debt obligations held or subsequently acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and may be revoked only with the consent of the IRS. Similarly, this election for a note with market discount will result in a deemed election to accrue market discount in income currently for the note and for all other debt instruments acquired by the U.S. Holder with market discount on or after the first day of the taxable year to which the election first applies, and may be revoked only with the consent of the IRS. A U.S. Holder’s tax basis in a note will be increased by each accrual of the amounts treated as OID under the constant yield election described in this paragraph.

Sale or other taxable disposition of the notes

Except as noted below with respect to AHYDO Payments, a U.S. Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the sum of the cash and the fair market value of any property received in exchange therefor (less a portion allocable to any accrued and unpaid stated interest, which generally will be taxable as ordinary income if not previously included in such holder’s income) and the U.S. Holder’s adjusted tax basis in the note. In certain circumstances, we may be required to redeem a portion of each note to the extent necessary to prevent the notes from being “applicable high yield discount obligations” within the meaning of the Code (see “Description of the notes—Mandatory AHYDO Redemption”). Any amount received as an AHYDO Payment will be treated as a payment of OID previously accrued with respect to the note (including the portion of the note not being redeemed). A U.S. Holder’s adjusted tax basis in a note generally will be the U.S. Holder’s cost therefor increased by previously accrued OID. This gain or loss generally will be a capital gain or loss (except as discussed above under the heading “Market discount”). In the case of a non-corporate U.S. Holder, including an individual, if the note has been held for more than one year, such capital gain will be subject to tax at a maximum tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. The deductibility of capital losses is subject to limitation.

Information reporting and backup withholding

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives interest (including OID) on the notes or proceeds upon the sale or other disposition of such notes (including a redemption or retirement of the notes). Certain holders (including, among others, certain tax-exempt organizations) are generally not subject to information reporting or backup withholding. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	such holder fails to furnish its taxpayer identification number, or “TIN,” which, for an individual is ordinarily his or her social security number;

•	the IRS notifies the payor that such holder furnished an incorrect TIN;

•

in the case of interest payments, other than certain amounts attributable to accrued interest on sales of notes between interest payment dates, such holder is notified by the IRS that it is subject to backup withholding because of a failure to properly report payments of interest (including OID) or dividends; or

•

in the case of interest payments, other than certain amounts attributable to accrued interest on sales of notes between interest payment dates, such holder fails to certify, under penalties of perjury, that such holder has furnished a correct TIN and that the IRS has not notified such holder that it is subject to backup withholding.

A U.S. Holder should consult its tax advisor regarding its qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability or may be refunded, provided the required information is furnished in a timely manner to the IRS.

Non-U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of the exchange notes. For purposes of this discussion, “Non-U.S. Holder” means a beneficial owner of the notes that is an individual, corporation, estate or trust and is not a “U.S. Holder.” Special rules may apply to Non-U.S. Holders that are subject to special treatment under the Code, including controlled foreign corporations, passive foreign investment companies, U.S. expatriates, and foreign persons eligible for benefits under an applicable income tax treaty with the United States. Such Non-U.S. Holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Interest

Interest (including OID) paid to a Non-U.S. Holder on its notes that is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business will not be subject to U.S. federal withholding tax of 30% (or, if applicable, a lower treaty rate), provided that:

•	such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our voting stock;

•	such holder is not a controlled foreign corporation that is related to us through actual or constructive stock ownership;

•	such holder is not a bank that received such interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•

(a) the Non-U.S. Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a U.S. person within the meaning of the Code and provides its name and address, (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the Non-U.S. Holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the Non-U.S. Holder, has received from the Non-U.S. Holder a statement, under penalties of perjury, that such holder is not a U.S. person and provides us or our paying agent with a copy of such statement or (c) the Non-U.S. Holder holds its notes directly through a “qualified intermediary” and certain conditions are satisfied.

If a Non-U.S. Holder does not satisfy the requirements above, interest (including OID) paid to such Non-U.S. Holder will generally be subject to a 30% U.S. federal withholding tax. Such rate may be reduced or eliminated under an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To claim a reduction or exemption under a tax treaty, a Non-U.S. Holder must generally complete an IRS Form W-8BEN (or applicable successor form) and claim the reduction or exemption on the form.

A Non-U.S. Holder generally will also be exempt from withholding tax on interest (including OID) if such amount is effectively connected with such holder’s conduct of a U.S. trade or business (as discussed below under “—Non-U.S. Holders—U.S. trade or business”) and the holder provides us with a properly executed IRS Form W-8ECI (or applicable successor form).

Sale or other taxable disposition of the notes

Except as noted below with respect to AHYDO Payments, a Non-U.S. Holder will generally not be subject to U.S. federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a note so long as (i) the gain is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (in which case such Holder will be taxed as discussed below under “—Non-U.S. holders—U.S. trade or business”) and (ii) in the case of a Non-U.S. Holder who is an individual, such Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of disposition or certain other requirements are not met (in which case a Holder will be subject to U.S. federal income tax at a 30% rate (or, if applicable, a lower treaty rate) on the gain derived from the sale or other disposition, which may be offset by certain U.S. source capital losses). Any amount received as an AHYDO Payment will be treated as a payment of OID previously accrued with respect to the note (including the portion of the note not being redeemed).

U.S. trade or business

If interest (including OID) paid on a note or gain from a disposition of a note is effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (and, if an income tax treaty applies, the Non-U.S. Holder maintains a U.S. permanent establishment to which such amounts are generally attributable), the Non-U.S. Holder will generally be subject to U.S. federal income tax on the interest (including OID) or gain on a net basis in the same manner as if it were a U.S. Holder. The 30% withholding tax described above will not apply to interest (including OID) assuming an appropriate certification is provided, generally on IRS Form W-8ECI. In addition, if a Non-U.S. Holder is a foreign corporation, such interest may also be subject to a branch profits tax equal to 30% (or lower applicable treaty rate).

Backup withholding and information reporting

Backup withholding will generally not apply to payments of interest (including OID) made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder of a note if the holder certifies as to its non-U.S. status in the manner described above under “—Non-U.S. holders—Interest.” However, information reporting will generally still apply with respect to payments of interest (including OID). Payments of the proceeds from a disposition (including a retirement or redemption) by a Non-U.S. Holder of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments, if the broker is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•

a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons that in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business;

provided, however, that such information reporting will not apply if the broker has documentary evidence in its records that the Non-U.S. Holder is a non-U.S. person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption from information reporting.

Payment of the proceeds from a disposition (including a retirement or redemption) by a Non-U.S. Holder of a note made to or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-U.S. status in the manner described above under “—Non-U.S. Holders—Interest” or otherwise establishes an exemption from information reporting and backup withholding.

A Non-U.S. Holder should consult its tax advisor regarding application of information reporting and backup withholding in its particular circumstance and the availability of and procedure for obtaining an exemption from information reporting and backup withholding under current Treasury Regulations. In this regard, the current Treasury Regulations provide that a certification may not be relied on if either we or our agent (or other party) knows or has reason to know that the certification may be false. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability or may be refunded, provided the required information is furnished in a timely manner to the IRS.

Plan of distribution

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for private notes where the broker-dealer acquired the private notes as a result of market-making activities or other trading activities. We have agreed that for a period of up to 90 days after the date that this registration statement is declared effective by the SEC, we will make this prospectus, as amended or supplemented, available to any broker-dealer that requests it in the letter of transmittal for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by broker-dealers for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal for use in connection with any such resale will state that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify the holders of the notes (including any broker-dealers) against liabilities under the Securities Act.

By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us before using the prospectus in connection with the sale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus to make the statements in the prospectus not misleading or which may impose upon us disclosure obligations that my have a material adverse effect on us, which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

Legal matters

Certain legal matters with regard to the validity of the exchange notes will be passed upon by Latham & Watkins LLP, Menlo Park, California.

Experts

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 26, 2009, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Available information

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we file annual, quarterly and periodic reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters (File No. 1-7882). You may read and copy any documents we have filed with the SEC at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of these materials at prescribed rates by mail by writing to the SEC’s Public Reference Section at the address set forth above, or by calling (800) SEC-0330. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov. Information contained in our web site is not part of this prospectus.

Incorporation by reference

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

AMD SEC Filings (File No. 1-7882)	Period ended
Annual Report on Form 10-K (including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2010 Annual Meeting of Stockholders)	December 26, 2009

Quarterly Report on Form 10-Q	March 27, 2010

Current Report on Form 8-K	filed on January 29, 2010

Current Report on Form 8-K/A	filed on February 19, 2010

Current Report on Form 8-K	filed on April 8, 2010

Current Report on Form 8-K	filed on May 4, 2010

Current Report on Form 8-K	filed on May 20, 2010

All documents that we file with the SEC from the date of this prospectus and prior to the termination of the exchange offer under this prospectus shall also be deemed to be incorporated in this prospectus by reference (except that, unless otherwise expressly indicated, we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K).

You may obtain copies of these documents from us without charge (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) by writing to us at Advanced Micro Devices, Inc., One AMD Place, P.O. Box 3453, Sunnyvale, California 94088-3453, or calling us at (408) 749-4000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors

The Company is a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the “DGCL”), enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director or officer had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for, by, or granted pursuant to Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

We have the power to indemnify its directors, officers and other persons against liability for certain acts pursuant to Section 145 of the DGCL and pursuant to Article 8 of our Bylaws.

In addition, the Company maintains a standard form of directors’ and officers’ liability insurance policy. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated in this Item 21 by reference.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that

(A) paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B) paragraphs (a)(l)(i), (a)(1)(ii) and (a)(l)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on May 25, 2010.

ADVANCED MICRO DEVICES, INC.

By	/S/ THOMAS J. SEIFERT
Thomas J. Seifert Senior Vice President, Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Thomas J. Seifert to be his true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement and any and all amendments thereto (including without limitation any post-effective amendments thereto and any registration statement pursuant to Rule 462(b)), and to file each of the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, and every act and thing necessary or desirable to be done, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact and agent, acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date

/S/ DERRICK R. MEYER Derrick R. Meyer	President and Chief Executive Officer (Principal Executive Officer), Director	May 27, 2010

/S/ THOMAS J. SEIFERT Thomas J. Seifert	Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	May 25, 2010

Waleed Al Mokarrab Al Muhairi	Director

/S/ W. MICHAEL BARNES W. Michael Barnes	Director	May 24, 2010

/S/ JOHN E. CALDWELL John E. Caldwell	Director	May 27, 2010

/S/ BRUCE L. CLAFLIN Bruce L. Claflin	Chairman of the Board	May 24, 2010

/S/ CRAIG A. CONWAY Craig A. Conway	Director	May 25, 2010

Signature	Title	Date

/S/ NICHOLAS M. DONOFRIO Nicholas M. Donofrio	Director	May 24, 2010

/S/ H. PAULETT EBERHART H. Paulett Eberhart	Director	May 24, 2010

/S/ ROBERT B. PALMER Robert B. Palmer	Director	May 25, 2010

EXHIBIT INDEX

Exhibit Number	Exhibit Description

4.1	Indenture governing 8.125% Senior Notes due 2017, including the form of 8.125% Senior Notes due 2017, dated November 30, 2009, between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated December 1, 2009, is hereby incorporated by reference.

4.2	Registration Rights Agreement, dated November 30, 2009, between Advanced Micro Devices, Inc. and J.P. Morgan Securities Inc., filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated December 1, 2009, is hereby incorporated by reference.

5.1	Opinion of Latham & Watkins LLP.*

12.1	Statement of Computation of Ratios.*

23.1	Consent of Latham & Watkins LLP. (included in Exhibit 5.1)

23.2	Consent of Independent Registered Public Accounting Firm.*

24.1	Power of Attorney (included on the signature pages of this Registration Statement).

25.1	Statement of Eligibility and Qualification on Form T-1 of Wells Fargo Bank, National Association, as Trustee for the 8.125% Senior Notes due 2017.*

*	Filed herewith